SNOW LAKE RESOURCES LTD.

NOTICE OF

ANNUAL GENERAL AND SPECIAL MEETING

OF THE SHAREHOLDERS

TO BE HELD ON

MAY 8, 2025

AND

MANAGEMENT INFORMATION CIRCULAR

DATED: APRIL 7, 2025

SNOW LAKE RESOURCES LTD.
360 Main Street, 30th Floor
Winnipeg, Manitoba R3C 4G1

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the "Meeting") of shareholders of Snow Lake Resources Ltd. (the "Company") will be held virtually, through Zoom videoconference at the following link: https://us06web.zoom.us/j/86568432793 (Meeting ID: 865 6843 2793) on Thursday May 8, 2025, at 1:00 p.m. (Central/Winnipeg Time) subject to any adjournments or postponements thereof, for the following purposes:

1. to receive the audited consolidated financial statements of the Company for the financial year ended June 30, 2024, together with the reports of the auditor thereon (the "Financial Statements");

2. to fix the number of directors of the Company at six;

3. to elect directors to the board of directors of the Company (the "Board") for the ensuing year;

4. to re-appoint the Company's auditor, De Visser Gray LLP, for the fiscal year ending June 2025 and to authorize the directors to fix their remuneration (voting matter);

5. to consider and, if thought advisable, to approve, with or without variation, an ordinary resolution, the full text of which is set forth in the Circular, changing the quorum requirement within Section 7.11 of the Amended and Restated By-law No. 1 of the Company, as more particularly described in the Circular;

6. to consider and, if deemed appropriate, pass, with or without variation, a special resolution, the full text of which is set forth in the Circular, authorizing and approving a second consolidation of the Company's issued and outstanding common shares (the "Shares") at such a consolidation ratio to be determined by the Board (the "Consolidation Ratio"),  at its sole discretion, and to effect, at such time as the Board deems appropriate, but in any event no later than three years after the Meeting, a Share consolidation (or reverse stock split) of all of the Shares on the basis of such Consolidation Ratio (the "Consolidation"), subject to the Board's authority to decide not to proceed with the Consolidation; and

7. to consider and, if deemed appropriate, pass, with or without variation, a non-binding ordinary resolution ratifying the Company's shareholder rights plan (the "Rights Plan") as more particularly described in the Circular, with a copy of the Rights Plan attached as Schedule "A" of the Circular; and

8. to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

This notice of meeting (the "Notice") is accompanied by: (a) the Circular; and (b) either a form of proxy for registered Shareholders or a voting instruction form ("VIF") for beneficial Shareholders. The Circular accompanying this Notice is incorporated into and shall be deemed to form part of this Notice.

The Board has fixed the close of business on March 31, 2025, as the record date (the "Record Date") for the determination of the Shareholders entitled to notice of, and to vote at, the Meeting, and any adjournment(s) or postponement(s) thereof. Only Shareholders of record at the close of business on the Record Date will be entitled to vote at the Meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting at their discretion. The Chairman is under no obligation to accept or reject any late proxy. Non-registered Shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a VIF.

A Shareholder may attend the Meeting via videoconference or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournments or postponements thereof by videoconference are requested to complete, date, sign and return the accompanying form of proxy for use at the Meeting or any adjournments or postponements thereof. To be effective, the enclosed form of proxy must be received by Endeavor Trust Corporation ("Endeavor") by no later than 1:00 p.m. (Central/Winnipeg Time) on May 6, 2025, or, in the case of any adjournment or postponement of the Meeting, by no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the adjourned or postponed meeting.

The above time limit for deposit of proxies may be waived or extended by the chair of the Meeting at his or her discretion without notice.

IMPORTANT

All Shareholders must vote by submitting their completed form of proxy (or VIF) prior to the Meeting by one of the means described in the Circular accompanying this Notice.

The accompanying Circular provides additional detailed information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice. Additional information about the Company and its financial statements are also available on the Company's profile on www.sec.gov.

Dated this 7th day of April 2025.

BY ORDER OF THE BOARD

/s/ "Nachum Labkowski"
Nachum Labkowski
Chairman of the Board

- i -

SNOW LAKE RESOURCES LTD.
360 MAIN STREET, 30TH FLOOR
WINNIPEG, MANITOBA R3C 4G1

MANAGEMENT INFORMATION CIRCULAR

(CONTAINING INFORMATION AS OF APRIL 7, 2025, UNLESS INDICATED OTHERWISE)

SOLICITATION OF PROXIES

This management information circular (the "Circular") and the accompanying form of proxy (the "Proxy") or voting instruction form ("VIFs") are furnished to you in connection with the solicitation of proxies by the management of Snow Lake Resources Ltd. ("Management") to be used at the annual general and special meeting of the holders of common shares (the "Shares", and the holders of Shares, the "Shareholders") in the capital of Snow Lake Resources Ltd. (the "Company" or "Snow Lake"), scheduled to be held on Thursday, May 8, 2025 at 1:00 p.m. (Central Time) by Zoom videoconference at the following link: https://us06web.zoom.us/j/86568432793 (Meeting ID: 865 6843 2793) (the "Meeting") and at any and all adjournments or postponements thereof. If the Meeting is adjourned or re-scheduled, this Circular is furnished in respect of the solicitation of proxies for such adjourned or rescheduled meeting. The contents and the sending of this Circular have been approved by the board of directors of the Company (the "Board"). All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars. All references to the Company shall include its subsidiaries as the context may require.

No person is authorized to give any information or to make any representation other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Company. The delivery of this Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date hereof.

The Company will bear the cost of this solicitation. The solicitation will be made by mail, but may also be made by telephone or email.

GENERAL PROXY INFORMATION

Voting Process

Shareholders may exercise their voting rights only (i) by attending the Meeting virtually and voting at the Meeting, or (ii) by completing and submitting the accompanying Proxy in accordance with the instructions set out below and in the Proxy. Shareholders are strongly encouraged to vote before the Meeting by submitting their duly completed Proxy as soon as possible before the Meeting to ensure that their votes are counted.

If you are unable to attend the Meeting virtually, kindly complete, date and sign the Proxy and return it to Endeavor Trust Corporation ("Endeavor") by facsimile at 1-604-559-8908, by email to proxy@endeavortrust.com, online at www.eproxy.ca,. or by mail to Suite 702 - 777 Hornby Street, Vancouver, BC, V6Z 1S4, no later than 1:00 p.m. (Central Time) on May 6, 2025, or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned Meeting at which the form of proxy is to be used ("Proxy Deadline").

Solicitation of Proxies

The solicitation of proxies will be primarily by mail and email, but proxies may be solicited personally, by telephone by Management or by any other means deemed necessary. The Company will bear the cost of this solicitation.

Appointment of Proxyholder

The individuals named in the accompanying Proxy are Frank Wheatley, the Company's Chief Executive Officer, and Nachum Labkowski, Chairman of the Company (collectively, the "Management Designates"). If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint a person other than either of the Management Designates, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting. You may do so by inserting the full legal name of that other person in the blank space provided in the Proxy, and dating and submitting the Proxy.

If the Shares are not registered in your name and you wish to attend and vote virtually at the meeting, you must first appoint yourself as a proxyholder. In order to appoint yourself as proxyholder, you will need to obtain a valid legal proxy from your intermediary and submit the legal proxy to Endeavor prior to the Proxy Deadline. See the discussion under the heading "Beneficial Shareholders" of this Circular.

If you appoint a proxyholder other than the Management Designates, please make sure they are aware of such appointment and ensure they will attend the Meeting virtually in order for your vote to count.

If your Shares are registered in more than one name, all registered persons should sign the Proxy. If your Shares are registered in a company's or other entity's name or any name other than your own, you may be required to provide documents proving your authorization to sign the Proxy for that company, entity or name.

Voting by Proxyholder

On the Proxy, a Shareholder has two choices: (a) the Shareholder can indicate how such shareholder wants his, her or its proxyholder to vote such holder's Shares; or (b) the Shareholder can let his, her or its proxyholder decide how to vote the holder's Shares.

The person named in the duly completed, dated and signed Proxy will vote for or against, or will withhold from voting, the Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Shares will be voted accordingly.

If you appoint the Management Designates as proxyholders, who are representatives of Management, and you do not specify how they should vote your Shares in respect of a particular matter, then your Shares will be voted in favour of the matters set out therein.

If you appoint a proxyholder other than the Management Designates named on the Proxy and you do not specify how they should vote your Shares in respect of a particular matter, then your proxyholder may vote your Shares as he or she sees fit.

The Proxy confers discretionary authority on the proxyholders with respect to amendments or variations of the matters identified in the Notice or other matters which may properly come before the Meeting. We are not currently aware of any such amendment, variation or other business that may come before the Meeting. If, however, such amendments, variations or other matters do properly come before the Meeting or any adjournment or postponement thereof, the Shares represented by the Proxy will be voted at the discretion of the proxyholder.

Revocation of Proxies

A Shareholder who gave a duly completed, dated and signed form of proxy may revoke it by:

(i) executing a form of proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Shareholder or the Shareholder's authorized attorney in writing, or, if the Shareholder is not an individual, under its seal (if applicable) by an officer or attorney duly authorized, and, in each case, by delivering the form of proxy bearing a later date to Endeavor Trust by mail to Endeavor Trust, 702-777 Hornby Street, Vancouver, BC, V6Z 1S4 or by email to proxy@endeavortrust.com prior to 1:00 p.m. (Central Time) on May 6, 2025 or, if the Meeting is adjourned or postponed, no later than twenty-four (24) hours (excluding Saturdays, Sundays and statutory holidays) prior to the beginning of any reconvened Meeting; or

(ii) attending the Meeting virtually and voting the Shareholder's Shares.

Shareholders should note that, if they participate and vote on any matter at the Meeting, they will revoke any previously submitted form of proxy.

A revocation of any form of proxy will not affect a matter on which a vote is taken before the revocation.

When will the resolutions adopted at the Meeting be effective?

All the resolutions in respect of the matters to be acted upon at the Meeting shall be effective immediately upon the receipt of the requisite number of votes FOR.

Who is entitled to vote at the Meeting?

Persons registered as Shareholders of record at the close of business on March 31, 2025, in the Company's Central Security Register maintained by its registrar and transfer agent, Endeavor Trust, or duly appointed proxyholders of registered Shareholders are the only ones who will be recognized, make motions or vote at the Meeting. In addition, any transferee of such a Shareholder who (i) produces properly endorsed share certificates or otherwise establishes that they own the shares and (ii) demands not later than 10 days before the Meeting that their name be included in the list of Shareholders will be entitled to vote at the Meeting.

What is quorum for the Meeting?

Under the Company's by-laws, a quorum of shareholders is present at the Meeting for the transaction of business if the holders of not less than 30% of the Shares are present or represented by proxy, irrespective of the number of persons actually present at the Meeting. If a quorum is not present at the opening of the meeting of shareholders, the shareholders present or represented at the meeting, subject to the approval of the chair of the meeting, may adjourn the meeting to a fixed time and place and those present at the adjourned meeting shall constitute quorum provided that at least two shareholders representing in the aggregate not less than five (5%) percent of the shares entitled to vote at the adjourned meeting are present at the adjourned meeting.

Shareholders and proxyholders will be counted for the purposes of determining quorum only if they are present (in person or virtually) at the Meeting.

BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance as many Shareholders do not hold Shares in their own name.

In many cases, Shares are held by brokerage houses and clearing agencies, custodians, nominees, fiduciaries, banks, trust companies, trustees and their agents, nominees and other intermediaries or in the name of a clearing agency (such as The Depository Trust Company) in which they are a participant (collectively, "Intermediaries") for the benefit of a beneficial owner (a "Beneficial Shareholder"). The Intermediaries are required under applicable law to forward the Notice and Circular, together with either a Proxy or VIF to each Beneficial Shareholder holding Shares as of the record date of March 31, 2025. The Company will reimburse the Intermediaries for reasonable fees and disbursements incurred by them in sending such materials to Beneficial Shareholders. Without specific instructions, Intermediaries are prohibited from voting shares on behalf of the Beneficial Shareholders. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

The forms of VIF requesting voting instructions supplied to Beneficial Shareholders are substantially similar to the Proxy provided directly to the registered Shareholders by the Company. A VIF has its own return instructions, which should be carefully followed by Beneficial Shareholders to ensure their Shares are voted at the Meeting.

Most brokers now delegate responsibility for obtaining voting instructions from Beneficial Shareholders to Broadridge Investor Communications ("Broadridge") in Canada and the United States of America. Broadridge prepares a machine-readable VIF, mails the VIF and other proxy materials for the Meeting to Beneficial Shareholders and asks them carefully to follow the instructions set out in the VIF, including those regarding when and where the VIF is to be delivered. It then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting.

Only registered shareholders and duly appointed proxyholders may attend and vote at the Meeting. If you are a Beneficial Shareholder and you wish to attend and vote virtually at the meeting, you must first appoint yourself as a proxyholder. In order to appoint yourself as proxyholder, you will need to obtain a valid legal proxy from your Intermediary and submit the legal proxy to Endeavor prior to the Proxy Deadline. A brokerage statement or the VIF you received from your Intermediary will not allow you to vote virtually at the Meeting. In order to obtain a valid legal proxy, you should follow the instructions from your Intermediary included with the VIF you received from your Intermediary or, if you did not receive a VIF, contact your Intermediary to request a legal proxy. You can submit your legal proxy by mail or by courier or by email to: Endeavor Trust, 702-777 Hornby Street, Vancouver, BC, V6Z 1S4 (if by mail or by courier) or proxy@endeavortrust.com (if by email), and in all cases, it must be labelled as "Legal Proxy" and received no later than the Proxy Deadline. As it can take some time to request and receive a legal proxy and to submit it to Endeavor after you have received it, you will need to act quickly.

Beneficial Shareholders with any questions respecting the voting of Shares held through a broker or other Intermediary, should contact that broker or other Intermediary for assistance.

UNITED STATES SHAREHOLDERS

This solicitation of proxies and VIFs involves securities of a company located in Canada and is being effected in accordance with the corporate laws of the province of Manitoba, Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation. Shareholders should be aware that disclosure and proxy solicitation requirements under the securities laws of Manitoba, Canada differ from the disclosure and proxy solicitation requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Corporations Act (Manitoba) (the "MCA"), some of its directors and its executive officers are residents of Canada and a substantial portion of its assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

FORWARD LOOKING INFORMATION

This Circular contains forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

  our goals and strategies;

  expectations regarding revenue, expenses and operations;

  our having sufficient working capital and be able to secure additional funding necessary for the continued exploration of our property interests;

  expectations regarding the potential mineralization, geological merit and economic feasibility of our projects;

  expectations regarding exploration results at the Snow Lake Lithium™ Project;

  mineral exploration and exploration program cost estimates;

  expectations regarding any environmental issues that may affect planned or future exploration programs and the potential impact of complying with existing and proposed environmental laws and regulations;

  receipt and timing of exploration permits and other third-party approvals;

  government regulation of mineral exploration and development operations;

  expectations regarding any social or local community issues that may affected planned or future exploration and development programs; and

  key personnel continuing their employment with us.

In some cases, you can identify forward-looking statements by terms such as "may," "could," "will," "should," "would," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," "project" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

This Circular also contains certain data and information, which we obtained from various government and private publications. Although we believe that the publications and reports are reliable, we have not independently verified the data. Statistical data in these publications includes projections that are based on a number of assumptions. If any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

The forward-looking statements made in this Circular relate only to events or information as of the date on which the statements are made in this Circular. Although we have ongoing disclosure obligations under United States federal securities laws, we do not intend to update or otherwise revise the forward-looking statements in this Circular, whether as a result of new information, future events or otherwise.

Unless otherwise stated, the information given in this Circular is given as of April 7, 2025.

SHARES AND PRINCIPAL HOLDERS OF SHARES

Shares and Voting Rights

Snow Lake is currently authorized to issue an unlimited number of Shares. Each holder of the Shares is entitled to one vote at the Meeting for each Share held. For more detailed information regarding the share capital of Snow Lake, please see our Form 20-F dated October 29, 2024 (the "Annual Report") which is available on Electronic Data Gathering, Analysis, and Retrieval ("EDGAR") at www.sec.gov. In particular, please see our articles of incorporation and amendments thereto, which are filed as exhibits to the Annual Report. Shareholders may request copies of the Annual Report and the exhibits attached thereto, free of charge by contacting the Chief Executive Officer of the Company by email at fw@snowlakelithium.com or by telephone at 204-815-5806.

As the close of business on March 31, 2025 (the "Record Date"), there were 101,704,516 Shares issued and outstanding.

Only shareholders of record at the close of business on March 31, 2025, will be entitled to receive notice of the Meeting or any adjournment thereof. Shareholders of record on such date are entitled to vote at the Meeting, as is any transferee of such a shareholder who (i) produces properly endorsed share certificates or otherwise establishes that they own the shares and (ii) demands not later than 10 days before the Meeting that they be his name be included in the list of Shareholders entitled to vote at the Meeting. Only such Shareholders, who either attend the Meeting personally or who duly complete, sign and deliver a form of proxy in the manner and subject to the provisions described herein, will be entitled to vote or to have their Shares voted at the Meeting or at any adjournments or postponements thereof.

Principal Holders of Shares

To the knowledge of the Management, as of the close of business on March 31, 2025, no person beneficially owns, or controls or directs, directly or indirectly, Shares carrying 10% or more of the voting rights attached to all the issued and outstanding Shares.

MATTERS TO BE ACTED UPON AT THE MEETING

Proposal 1. - Financial Statements

The Company's audited consolidated financial statements for the year ended June 30, 2024 (the "Annual Financial Statements"), together with the report of the auditors thereon, are available under the Company's profile on EDGAR. At the Meeting, the Company will submit to the shareholders the Annual Financial Statements and the report of the auditors thereon. No formal action will be taken at the Meeting to approve the Annual Financial Statements.

Proposal 2. - Number of Directors

At the Meeting, the Shareholders will be asked to consider and, if thought fit, to approve an ordinary resolution (the "Number of Directors Resolution") to fix the number of directors  of the Company at six (6) for the ensuing year, subject to any increases permitted by the MCA or the Company's articles.

Unless otherwise directed, it is the intention of the persons designated in the accompanying Proxy to vote IN FAVOUR of the Number of Directors Resolution to be elected at the Meeting as set out above.

Proposal 3. - Election of Directors

At the Meeting, Shareholders will be asked to re-elect all five current directors (the "Proposed Nominees") whose term of office will expire at the conclusion of the Meeting, and elect a sixth new director. The directors of the Company are elected annually and hold office until the next annual meeting of the Shareholders or until their successors are elected or appointed. Management of the Company proposes to nominate the persons set forth in the table below for election by Shareholders as directors of the Company, to serve from the date of the meeting at which he or she is elected until the next annual meeting of Shareholders, or until his or her successor is elected or appointed. Management of the Company does not contemplate that any of the nominees will be unable to serve as a director.

The following table sets forth the names and jurisdictions of residence of the persons nominated by management for election as directors of the Company, any offices they currently hold within the Company, their principal occupations or employment (for the past five years), the length of time they have served as directors of the Company and the approximate number of Shares which each nominee director beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date hereof:

Name, Current Position with the Company, Province/State and Country of Residence	Present Principal Occupation, Business or Employment and Principal Occupation, Business or Employment during the past five years(4)	Period as a Director of the Company	Number of Shares beneficially owned, directly or indirectly or over which direction or control is exercised(5)
Nachum Labkowski(2) & (3) New York, United States Director and Chairman,	Chief Executive Officer and principal investor in Halevi Enterprises.	Since November 28, 2018	70,000
Peretz Schapiro(2) & (3) Florida, United States Director	Interim Chief Operating Officer of the Company from January 31, 2023 until January 30 2024. Managing Director of Charidy Australia from April 2016 to present; Executive Director of Asra Minerals Ltd. from March 2020 to November 2022; Non-Executive Chairman of Loyal Lithium Ltd from June 2021 to present; Non-Executive Chairman of Okapi Resources Limited from April 2021 to January 2022; and Non-Executive Chairman of Summit Minerals Ltd from August 2022 to present.	Since January 17, 2023	20,000
Kathleen Skerrett(1) & (3) Ontario, Canada Director	Chair of the Securities Group at Gardiner Roberts LLP from October 2021 to present; Partner at Gardiner Roberts LLP from February 2008 to present.	Since January 17, 2023	20,000
Brian Imrie(1) Ontario, Canada Director	Retired investment banker. Chairman/Owner of Debro Inc. from May 2014 to March 2022; Director of Edgewater Wireless Inc., from December 2016 to present; Director PPX Mining Corp. from June 2013 to present.	Since January 17, 2023	20,000
Shlomo Kievman(1) & (2) Florida, United States Director	Principal of Crown Equities from January 2014 to present.	Since January 17, 2023	20,000
Jack Wortzman Ontario, Canada Director	Retired industrial and manufacturing engineer. Mr. Wortzman presently sits on the board of several public issuers.	N/A	Nil

Notes:

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

(3) Member of the Nominating and Corporate Governance Committee

(4) Information furnished by the respective Proposed Nominees

(5) Voting securities of the Company beneficially owned, or controlled or directed, directly or indirectly are as of the date hereof. Information regarding voting securities held does not include voting securities issuable upon the exercise of options, warrants or other convertible securities of the Company. Information in the table above is derived from information furnished by the respective Proposed Nominees.

At the Meeting, Shareholders will be entitled to cast their votes for, or withhold their votes from, the election of each nominee. Unless the Shareholder directs that their Shares are to be withheld from voting in respect of any particular nominee(s), the persons named in the Proxy intend to vote FOR the election of each of the six nominees as directors of the Company.

The Board recommends that Shareholders vote FOR the election of the above nominees as directors. It is anticipated that all proxies received will be voted in favour of the election of the nominees whose names are set forth above unless a proxy contains instructions to withhold from voting.

No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company.

Director Qualifications - General

Directors are responsible for overseeing our business consistent with their fiduciary duty to shareholders. This significant responsibility requires highly skilled individuals with various qualities, attributes and professional experience. The Board believes that there are general requirements for service on our Board that are applicable to all directors and that there are other skills and experience that should be represented on the Board as a whole but not necessarily by each director. When evaluating candidates for nomination as new directors, the Board and the Nominating and Corporate Governance Committee of the Board consider the qualifications of director candidates individually and in the broader context of the Board's overall composition and our current and future needs.

Qualifications for all Directors

In its assessment of each potential candidate, including those recommended by shareholders, the Nominating and Corporate Governance Committee considers the nominee's judgment, integrity, experience, independence, understanding of our business or other related industries and such other factors the Nominating and Corporate Governance Committee determines are pertinent in light of the current needs of the Board. The Nominating and Corporate Governance Committee also takes into account the ability of a director to devote the time and effort necessary to fulfill his or her responsibilities to us.

The Board and the Nominating and Corporate Governance Committee require that each director be a recognized person of high integrity with a proven record of success in his or her field. Each director must demonstrate innovative thinking, familiarity with and respect for corporate governance requirements and practices, an appreciation of multiple cultures and a commitment to sustainability and to dealing responsibly with social issues. In addition to the qualifications required of all directors, the Board assesses intangible qualities including the individual's ability to ask difficult questions and, simultaneously, to work collegially.

The Board does not have a specific diversity policy, but considers diversity of race, ethnicity, gender, age, cultural background and professional experiences in evaluating candidates for Board membership. Diversity is important because a variety of points of view contribute to a more effective decision-making process.

Biographies of Proposed Nominees

Set forth below is a narrative disclosure that summarizes some of the specific qualifications, attributes, skills and experiences of the Proposed Nominees:

Nachum Labkowski. Mr. Labkowski has served as a member the Board since November of 2018. Mr. Labkowski is currently the Chief Executive Officer and principal investor in Halevi Enterprises, a private equity firm which Mr. Labkowski founded in 2010 that holds equity in more than 30 private companies and invests in real estate worldwide. Mr. Labkowski's unique approach to investing has provided significant returns from those companies he has invested in to date.

Peretz Schapiro. Mr. Schapiro previously served as the Company's interim Chief Operating Officer and as a Director since January 17, 2023.  Mr. Schapiro holds a Masters degree in Applied Finance and has been a global investor for more than a decade, with a particular focus in the resources sector. He understands the fundamental parameters, strategic drivers, market requirements and what it takes for a high growth business. Mr Schapiro has a diverse professional background, with deep experience in resource exploration, corporate finance, management consulting, marketing and fundraising. Mr Schapiro is also the founding Chairman of Loyal Lithium Ltd (ASX:LLI) Founding Chairman of Summit Minerals (ASX:SUM), and has previously held directorships Asra Minerals Limited (ASX:ASR) and Okapi Resources (ASX:OKR).

Brian Imrie. Mr. Imrie is a retired investment banker with over 30 years of experience, primarily with global firms, providing advice and raising capital for companies in multiple industries. He was with Morgan Stanley in New York and Toronto from 1983-1997, Credit Suisse First Boston from 1997-2001, ran Mergers & Acquisitions for National Bank Financial from 2001-2008 and built and ran a global M&A business for KPMG Corporate Finance from 2009-2012. He was previously the Chairman/owner of Debro Inc., a chemical distribution company and serves on several other public and private boards. He received his MBA from Harvard University in 1987 and his BA in Economics from the University of Toronto in 1983.

Shlomo Kievman. Mr. Kievman is an experienced director bringing his extensive experience as a leader in the procurement of ideas and concepts which exemplify American innovation. Mr. Kievman, who has managed and founded several ventures and businesses over the past two decades, has an in-depth understanding and operational capacity for planning and analysis, business plan development, forecasting, financial analysis, and capital commitment planning, as well as competitive analysis and bench marking, providing the tools required to succeed. His work in public and private sectors in the USA and abroad has included business development, financial modeling, action planning, and conceptual design. Mr. Kievman graduated university with honors with a BA in Liberal Arts. He is the principal of Crown Equities, an investment firm transforming the global resources sector, leading several global organizations.

Kathleen Skerrett. Ms. Skerrett is the Chair of the Securities Group at Gardiner Roberts LLP, specializing in advising clients on forming, financing, maintaining and reorganizing public companies. Ms. Skerrett was called to the Bar in Ontario in 1996 after earning a Bachelor of Laws from the University in Toronto in 1994. She also earned a Bachelor of Commerce degree from Trinity College, University of Toronto in 1991 and has completed the Canadian Securities Course. Ms. Skerrett advises clients on all aspects of compliance with corporate and securities laws, including structuring of financing transactions, mergers and acquisition, corporate governance and continuous disclosure reporting. Ms. Skerrett has a broad breadth of industry experience including advising clients in the manufacturing, technology, financial and health and wellness sectors. In particular, she has developed a strong practice in the resource sector with expertise in both structuring mining related contracts and advising on additional public company compliance matters for this sector. Ms. Skerrett also provides advice on a variety of corporate matters to private entities. Ms. Skerrett has acted as a director and/or officer of a number of public companies listed on all of the Canadian stock exchanges and is currently on the board of directors of the Canada's National Ballet School Foundation.

Jack Wortzman. Mr. Wortzman played an integral role within the Final Engineering components of the Industrial and manufacturing Engineer department of the Oakville Assembly Plant of Ford of Canada for a period of eighteen years. His achievement was the installation of robotic projects and efficiencies which resulted in savings in manpower reductions and higher quality product. He was also instrumental in designing and implementing a method for the distribution of daily workload and task costs in the installation and service of HVAC at Enbridge and Direct Energy for twelve years. He holds a degree at Ryerson University in Cost Accounting. Mr. Wortzman presently sits on the board of several public issuers.

Cease Trade Orders, Bankruptcy, Penalties and Sanctions

Other than as disclosed below, to the knowledge of the Management, no Proposed Nominee (or any holding company thereof) is, as at the date of this Circular, or was within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company), that: (a) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied such company access to any exemption under securities legislation (each an "Order") that was issued while the Proposed Nominee was acting in the capacity as director, chief executive officer or chief financial officer, or (b) was subject to an Order that was issued after the Proposed Nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of Management, no Proposed Nominee (or any holding company thereof), (a) is, as at the date of this Circular, or has been within the 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of Management, no Proposed Nominee (or any holding company thereof) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in deciding whether to vote for a Proposed Nominee.

Ms. Skerrett served as a director of GemoscanCanada, Inc. from November 28, 2011, until she resigned on October 28, 2015. On January 12, 2016, Gemoscan Canada, Inc. entered into bankruptcy proceedings pursuant to the Bankruptcy and Insolvency Act (Canada).

Mr. Imrie was a director of PPX Mining Corp. ("PPX") when it was subject to a cease trade order issued by the British Columbia Securities Commission (the "BCSC") and the Ontario Securities Commission (the "OSC") on May 20, 2020 for PPX's failure to file its annual financial statements for the year ended September 30, 2019 and related MD&A within  the  time  prescribed under  National  Instrument 51-102-Continuous  Disclosure  Obligations("NI 51-102"). The cease trade order was revoked on July 27, 2020, after PPX filed the required records. Mr. Imrie was a director of PPX when it was subject to a cease trade order issued by the BCSC and OSC on February 3, 2021, for PPX's failure to file its annual financial statements for the year ended September 30, 2020 and related MD&A within the time prescribed under NI  51-102.  The cease trade order was revoked on February 9, 2022, after PPX filed the required records.

Mr. Imrie was a director of Edgewater Wireless Systems Inc. ("Edgewater") when on October 15, 2020, the OSC issued a cease trade order (the "OSC 2020 Order") against Edgewater, to replace the management cease trade order issued by the OSC on October 9, 2020, for failure to file its (i) audited annual statements and related management's discussion and analysis for the year ended April 30, 2020 and corresponding certifications the foregoing (the "2020 Annual Records"); and (ii) interim financial statements and related management's discussion and analysis for the interim period ended July 31, 2020 and corresponding certifications of the foregoing (the "2020 Interim Records") within the time prescribed under NI 51-102. Mr. Imrie was a director of Edgewater at the time of the OSC 2020 Order. The OSC 2020 Order was revoked by the OSC on January 14, 2021, after Edgewater filed the 2020 Annual Records and the 2020 Interim Records.

Mr. Wortzman was a director of Rio Verde Industries Inc. ("Rio Verde") when on April 11, 2023, the BCSC issued a cease trade order (the "Rio Verde CTO") against Rio Verde, for failure to file its interim financial statements and related management's discussion and analysis for the interim period ended January 31, 2023, and corresponding certifications of the foregoing within the time prescribed under NI 51-102. Mr. Wortzman was a director of Rio Verde at the time of the Rio Verde CTO and remains a director as of the date hereof. The Rio Verde CTO was revoked on February 20, 2024.

Proposal 4. - Re-Appointment and Remuneration of Auditor

The management of the Company will nominate DeVisser Gray LLP, Chartered Professional Accountants, of 401-905 West Pender Street, Vancouver, British Columbia V6C 1L6 to be re-appointed as auditor of the Company to hold office until the close of the next Annual General Meeting of shareholders. It is proposed that the remuneration to be paid to the auditor be fixed by the directors. DeVisser Gray LLP was first retained as the auditor of the Company in May 2021 to audit the Company's financial statements in accordance with the Public Company Accounting Oversight Board requirements in contemplation of the Company becoming listed on NASDAQ.

Unless otherwise directed, it is the intention of the persons designated in the accompanying Proxy to vote IN FAVOUR of DeVisser Gray LLP as the auditor of the Company until the close of the next annual meeting of the Shareholders or until its successor is appointed and the authorization of the directors of the Company to fix the remuneration of DeVisser Gray LLP, unless the Shareholder who has given such proxy has directed otherwise.

Proposal 5. - Amending the Amended and Restated By-Laws No.1

At the Meeting, the Shareholders will be asked to consider, and if deemed appropriate, pass an ordinary resolution confirming the replacement of the existing quorum provision (the "By-Law Amendment") being Section 7.11 of the amended and restated By-Law No. 1 of the Company (the "A&R By-Laws"), with a new quorum provision. The text of the new quorum provision is as follows:

"7.11 Quorum.  A quorum at any meeting of shareholders (unless a great number of persons are required to be present or a greater number of shares are required by the Act or by the articles or by any other bylaw) shall be one person, representing in the aggregate not less than thirty (30%) percent of the shares entitled to be voted at the meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of the meeting of shareholders, the shareholders present or represented at the meeting, subject to the approval of the chair of the meeting, may adjourn the meeting to a fixed time and place and those present at the adjourned meeting shall constitute quorum provided that at least two shareholders representing in the aggregate not less than five (5%) percent of the shares entitled to vote at the adjourned meeting are present at the adjourned meeting."

Shareholders should read the A&R By-Laws in its entirety.

The By-Law Amendment revises the quorum requirement for the meetings of Shareholders to ensure that the Company can efficiently conduct necessary business. The By-Law Amendment is intended to enhance the Company's ability to conduct business in a timely and effective manner while maintaining fair representation of Shareholders in the decision-making process.

At the Meeting, Shareholders will be asked to consider, and, if deemed advisable, to approve the resolution, the text of which will be substantially as follows (the "By-Law Amendment Resolution"):

"NOW THEREFORE BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. the quorum provision being Section 7.11 in the amended and restated By-law No. 1 of the Company (the "A&R By-Laws") be deleted and replaced with the following:

"7.11  Quorum.  A quorum at any meeting of shareholders (unless a great number of persons are required to be present or a greater number of shares are required by the Act or by the articles or by any other bylaw) shall be one person, representing in the aggregate not less than thirty (30%) percent of the shares entitled to be voted at the meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of the meeting of shareholders, the shareholders present or represented at the meeting, subject to the approval of the chair of the meeting, may adjourn the meeting to a fixed time and place and those present at the adjourned meeting shall constitute quorum provided that at least two shareholders representing in the aggregate not less than five (5%) percent of the shares entitled to vote at the adjourned meeting are present at the adjourned meeting."

2. all prior actions taken by the Company with respect to the A&R By-Laws are hereby confirmed and approved; and

3. any director or officer of the Company be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution."

The Board considers the approval of the By-Law Amendment Resolution to be appropriate and in the best interests of the Company. The Board recommends a vote "FOR" the approval of the By-Law Amendment Resolution. In the absence of instructions to the contrary, the Management Designates named on the Proxy intend to vote FOR the approval of the By-Law Amendment Resolution.

A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to approve the By-Law Amendment Resolution. If the By-Law Amendment Resolution is approved at the Meeting, the By-Law Amendment Resolution will continue to be effective and in full force and effect in accordance with their terms and conditions beyond the termination of the Meeting. If the By-Law Amendment Resolution is not approved at the Meeting, the By-Law Amendment Resolution will terminate and be of no further force or effect from and after the termination of the Meeting.

Proposal 6. - Approval of a Second Consolidation

At the Meeting, management proposes that the Shareholders approve a special resolution providing for the second consolidation (the "Consolidation") of the Company's Shares at such a consolidation ratio (the "Consolidation Ratio"), to be determined by the Board in its sole discretion.

Background to and Reasons for the Consolidation

The Board believes that it is in the best interests of the Company to provide the Board with the flexibility to elect to reduce the number of outstanding Shares by way of the Consolidation. Some of the potential benefits of the Consolidation include:

  Increased Investor Interest. The current share structure of the Company may make it more difficult for the Company to attract additional equity financing that may be required or desirable to maintain the Company or to further develop its products. The Consolidation may have the effect of raising, on a proportionate basis, the price of the Shares, which could appeal to certain investors that find shares valued above certain prices to be more attractive from an investment perspective.
  Improving the Prospects of Raising Additional Capital. The higher anticipated price of the post-Consolidation Shares will allow the Company to raise additional capital through the sale of additional Shares at a higher price per Share than would be possible in the absence of the Consolidation.
  Other Transactions. The Board believes that shareholder approval of the Consolidation Resolution is advisable so as to enable the Company to pursue future mergers, acquisitions and business opportunities. If the Company enters into a share-based transaction, the Consolidation may lead to increased interest by a wider audience of potential investors, resulting in a more efficient market for the Shares.

The Company believes that providing the Board with the authority to select the Consolidation Ratio and to effect the Consolidation in one or more consolidations provides the flexibility to implement the Consolidation in a manner intended to maximize the anticipated benefits of the Consolidation for the Company and shareholders.

The Consolidation are subject to certain conditions, including the approval of the shareholders. If the requisite approvals are obtained and the Board elects to proceed with the Consolidation, the Consolidation will take place at a time to be determined by the Board through one or more Consolidation. No further action on the part of shareholders would be required in order for the Board to implement the Consolidation. Shareholders will be notified and registered Shareholders will receive a letter of transmittal containing instructions for exchange of their share certificates in connection with each Consolidation. The Consolidation Resolution also authorizes the Board to elect not to proceed with, and abandon, the Consolidation at any time if it determines, in its sole discretion, to do so.

Following a vote by the Board to implement the Consolidation, the Company will file Articles of Amendment in accordance with the MCA or OBCA, as applicable to amend the Articles. A particular Consolidation will become effective on the date shown in the certificate of amendment issued in accordance with the MCA or OBCA, as applicable.

Effects of Consolidation

If approved and implemented, each Consolidation will occur simultaneously for all of the Shares at the same Consolidation Ratio. Except for any variances attributable to fractional shares, the change in the number of issued and outstanding Shares that will result from a Consolidation will cause no change in the capital attributable to the Shares and will not materially affect any shareholder's percentage ownership in the Company, even though such ownership will be represented by a smaller number of Shares.

The Consolidation will not materially affect any shareholder's proportionate voting rights. Each Share outstanding after a Consolidation will be entitled to one vote and will be fully paid and non-assessable.

The implementation of a Consolidation would not affect the total shareholders' equity of the Company or any components of shareholders' equity as reflected on the Company's financial statements except: (i) to change the number of issued and outstanding Shares; and (ii) to change the stated capital of the Shares to reflect a Consolidation.

Each stock option, warrant or other security of the Company exercisable into pre-Consolidation Shares (together, the "Other Securities") that has not been exchanged or cancelled prior to the effective date of the implementation of a Consolidation will be adjusted pursuant to the terms thereof on the same exchange ratio as described above, and each  holder of pre-Consolidation Other Securities will become entitled to receive post-Consolidation Shares pursuant to such adjusted terms.

No Fractional Shares to be Issued

No fractional Shares will be issued upon implementation of a Consolidation. If a Consolidation would otherwise result in the issuance of a fractional share, such fraction will be rounded to the next lowest whole number of Shares.

Implementation

The implementation of the proposed Consolidations is conditional upon the Company obtaining the necessary regulatory consents. The Consolidation Resolution provides that the Board is authorized, in its sole discretion, to determine not to proceed with the Consolidations without further approval of the shareholders. In particular, if the Consolidation Resolution is approved at Meeting, the Board may determine after the Meeting not to proceed with any Consolidation. If the Board does not implement any or all of the Consolidations within 36 months following the Meeting, the authority granted by the Consolidation Resolution to implement the Consolidations on the approved terms would lapse and be of no further force or effect.

Consolidation Resolution

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the Consolidation Resolution authorizing the Board to elect, in its sole discretion, to file Articles of Amendment giving effect to the Consolidations. The Consolidation Resolution is a special resolution and, as such, requires approval by not less than two-thirds (2/3) of the votes cast by the shareholders present virtually, or represented by proxy, at the Meeting. The full text of the Consolidation Resolution is as follows:

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the board (the "Board") of directors of Snow Lake Resources Ltd. (the "Company") is authorized to take such actions as are necessary to consolidate the ("Consolidation"), as described in the Company's management information circular dated April 7, 2025;

2. the Board be and is hereby authorized in its sole discretion to fix the Consolidation Ratio to be used in the Consolidation;

3. in the event that the Consolidation would otherwise result in the issuance of fractional Share, no fractional Share shall be issued and such fraction will be rounded down to the nearest whole number;

4. the Board, in its sole discretion, may act upon this resolution to effect the Consolidation, or if deemed appropriate and without any further approval from the shareholders of the Company, may choose to act upon this special resolution notwithstanding shareholder approval of the Consolidation, and it is authorized to revoke this special resolution in its sole discretion at any time prior to effecting the Consolidation, provided that the Board may not proceed with this resolution beyond the third anniversary of the shareholders of the Company passing this resolution;

5. any officer or director of the Company is authorized to cancel (or cause to be cancelled) any certificates evidencing the Shares to be issued (or cause to be issued) certificates representing the new Shares to be holders thereof; and

6. any director or officer of the Company be, and each of them is, hereby authorized and directed for and in the name of and on behalf of the Company to execute and deliver or cause to be executed and delivered one or more Articles of Amendment of the Company to the registrar under The Corporations Act (Manitoba) or the director under the Business Corporations Act (Ontario), as applicable, and to execute and deliver or cause to be executed and delivered all documents and to take any action which, in the opinion of that person, is necessary or desirable to give effect to this special resolution.

The Board unanimously recommends a vote in favour of the Consolidation Resolution. The persons named in the accompanying Proxy (if named and absent contrary directions) intend to vote the Shares represented thereby FOR the Consolidation Resolution unless otherwise instructed on a properly executed and validly deposited proxy.

Effective Date

Subject to applicable regulatory requirements, the Consolidation Resolution will be effective on the date on which Articles of Amendment are filed and certified by the Ministry, on which the directors of the Company determine to carry out the Consolidation.

If the Consolidation Resolution is approved, no further action on the part of the Shareholders will be required for the Board to implement the Consolidation.

Proposal 8. - Ratification of Shareholders Rights Plan

The Board adopted the Rights Plan on March 10, 2025, with an effective date of March 31, 2025, to protect the interests of the Company and all Shareholders from the likelihood that any entity, person or group gains control of the Company through open-market accumulation or other means without payment of an adequate control premium. The Board believes that it is in the best interests of the Company and all Shareholders to ratify the Rights Plan, with the Board retaining the ability to terminate the Rights Plan if warranted.

This description of the Rights Plan below does not purport to be complete and is qualified in its entirety by reference to the Rights Plan, which is attached as Schedule "A" of the Circular.

While shareholder approval is not required to ratify the Rights Plan, the Board is asking Shareholders to approve this advisory vote on ratifying the Rights Plan (the "Rights Plan Resolution") as part of the Board's commitment to good corporate governance and to ensure that Shareholders have an opportunity to voice their feedback on this important matter. Although the outcome of this proposal is non-binding, the Board will carefully consider the outcome of this proposal in considering whether to terminate the Rights Plan if warranted.

The Rights Plan is similar to plans adopted by other public companies and is intended to protect the interests of the Company and all Shareholders.

As an overview, the Rights Plan:

(i) Reduces the likelihood that any entity, person or group gains control of the Company through open-market accumulation or other means without payment of an adequate control premium;

(ii) Helps ensure that the Board has sufficient time to make informed, deliberate decisions that are in the best interests of the Company and all shareholders;

(iii) Encourages the fair treatment of Shareholders in connection with any unsolicited take-over bid;

(iv) Was not adopted in response to any specific takeover bid or other proposal to acquire control of the Company; and

(v) Is not intended to deter offers that are fair and otherwise in the best interests of all shareholders.

As of the date of the Circular, the Board was not aware of any third party considering or preparing any proposal to acquire control of the Company.

Effective Date

The Rights Plan was adopted by the Company on March 31, 2025.

Summary Description of the Rights Plan

All capitalized words in this summary are defined in the Rights Plan, unless otherwise indicated.

The Rights

The Rights (as defined below) will attach to any Shares that become outstanding after the record date of March 31, 2025 ("Record Date") for the Rights Plan and prior to the earlier of the Distribution Time (as defined below) and the Expiration Time (as defined below), and in certain other circumstances described in the Rights Plan.

Until the Distribution Time, the Rights are associated with Shares and evidenced by Share certificates or, in the case of uncertificated Shares, the book-entry account that evidences record ownership of such Shares, which will contain a notation incorporating the Rights Plan by reference, and the Rights are transferable with and only with the underlying Shares.

Until the Distribution Time, the surrender for transfer of any Shares will also constitute the transfer of the Rights associated with those Shares. As soon as practicable after the Distribution Time, separate rights certificates will be mailed to holders of record of Shares as of the Distribution Time. From and after the Distribution Time, the separate rights certificates alone will represent the Rights

The Rights are not exercisable until the Distribution Time. Until a Right is exercised, its holder will have no rights as a shareholder of the Company, including the right to vote or to receive dividends.

Subject to certain exceptions, the Rights become exercisable and trade separately from Shares only upon the "Distribution Time," which occurs upon the earlier of:

(i) the close of business on the tenth (10th) day after the Share Acquisition Date (which is defined as (a) the first date of public announcement that any person or group has become an "Acquiring Person", which is defined as a person or group that, together with its affiliates and associates, beneficially owns 10% or more of the outstanding Shares (with certain exceptions as further described below) or (b) such other date, as determined by the Board, on which a person or group has become an Acquiring Person); or

(ii) the close of business on the tenth (10th) business day (or such later date as may be determined by the Board prior to such time as any person or group becomes an Acquiring Person).

An "Acquiring Person" does not include:

(iii) the Company or any subsidiary of the Company;

(iv) any officer, director or employee of the Company or any subsidiary of the Company in his or her capacity as such;

(v) any employee benefit plan of the Company or of any subsidiary of the Company or any entity or trustee holding (or acting in a fiduciary capacity in respect of) shares of capital stock of the Company for or pursuant to the terms of any such plan or for the purpose of funding other employee benefits for employees of the Company or any subsidiary of the Company; or

(vi) any person or group that, together with its affiliates and associates, as of immediately prior to the first public announcement of the adoption of the Rights Plan, beneficially owns 10% or more of the outstanding Shares so long as such person or group continues to beneficially own at least 10% of the outstanding Shares and does not acquire Shares (excluding as a result of any unilateral grant of any security by the Company, or through the exercise of any options, warrants, rights or similar interests (including restricted stock) granted by the Company to its directors, officers or employees) to beneficially own an amount equal to or greater than the greater of 10% and the sum of the lowest beneficial ownership of such person or group since the public announcement of the adoption of the Rights Plan plus 0.1% of the then outstanding Shares.

"Exempt Person" means

(i) the Company or any subsidiary of the Company;

(ii) any officer, director or employee of the Company or of any subsidiary of the Company including in respect of such person's status or authority as such (including any fiduciary capacity); or

(iii) any employee benefit plan of the Company or of any subsidiary of the Company or any entity or trustee holding (or acting in a fiduciary capacity in respect of) Shares for or pursuant to the terms of any such plan or for the purpose of funding other employee benefits for employees of the Company or any subsidiary of the Company.

"Grandfathered Person" has the meaning ascribed to it in the Rights Plan.

"Right" means to purchase one Share, upon the terms and subject to the conditions set forth in the Rights Plan.

In addition, the Rights Plan provides that no person or group will become an Acquiring Person as a result of:

(i) Passive Ownership Increases: when a person's ownership percentage exceeds 10% due to the Company repurchasing or reducing shares, unless they are not an Exempt or a Grandfathered Person and later acquire additional shares.

(ii) Inadvertent Acquisitions: when a person's ownership percentage unintentionally exceeds 10%, and as such promptly divests the excess Shares to that the person will no longer be an Acquiring Person.

(iii) Unilateral Grants and Employee Compensation: a person whose ownership increases due to the Company issuing securities, stock options, warrants, rights, or similar grants will not be an Acquiring Person, unless they are not an Exempt Person or a Grandfathered Person and later acquire additional shares (excluding stock splits, dividends, or additional Company grants).

(iv) Board Approved Share Purchases: A person who acquires shares directly from the Company or through an underwritten offering, with Board approval, will not be an Acquiring Person, unless they are not an Exempt Person or a Grandfathered Person and later purchase additional shares without prior Company consent, causing them to exceed 10% ownership of Shares.

(v) Swaps Dealer Exemption: A swaps dealer will not be an Acquiring Person if the Board determines that their ownership increase occurred in the ordinary course of business, without intent to evade this agreement or influence the Company's management.

Expiration Time

The Rights will expire on the earliest to occur of

(i) the close of business on March 31, 2028 (the "Final Expiration Time"),

(ii) the time at which the Rights are redeemed as provided in Section 24 of the Rights Plan,

(iii) the time at which such Rights are exchanged pursuant to Section 25 of the Rights Plan, or

(iv) the closing of any merger or other acquisition transaction involving the Company pursuant to an agreement of the type described in Section 13(f), at which time, the Rights are terminated (the earliest of (i), (ii), (iii) and (iv) being herein referred to as the "Expiration Time").

Flip-In Event

In the event that any person or group (other than certain exempt persons) becomes an Acquiring Person (a "Flip-in Event"), following the Redemption Period, each holder of a Right has the right to purchase Shares at 50% of the Current Market Price (as defined in Section 11(d) of the Rights Plan) per Share on the date of such fist occurrence.

Flip-Over Event

In the event that, at any time following the Share Acquisition Date, any of the following occurs (each, a "Flip-over Event"):

(i) the Company consolidates with, or merges with and into, any other entity (other than certain exceptions as described further in the Rights Plan), and the Company is not the continuing or surviving entity;

(ii) any entity (other than certain exceptions as described further in the Rights Plan) engages in a share exchange with or consolidates with, or merges with or into, the Company, and the Company is the continuing or surviving entity and, in connection with such share exchange, consolidation or merger, all or part of the outstanding Shares are changed into or exchanged for stock or other securities of any other entity or cash or any other property; or

(iii) the Company sells or otherwise transfers, in one transaction or a series of related transactions, fifty percent (50%) or more of the Company's assets, cash flow or earning power,

each holder of a Right is entitled to purchase Shares of the acquiring or surviving entity at a discount, and the acquiring entity assume all obligations under the Rights Plan.

Anti-dilution Adjustments

The exercise price payable, and the number of Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution:

(i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Share;

(ii) if holders of the Shares are granted certain rights, options or warrants to subscribe for Shares or convertible securities at less than the current market price of the Share; or

(iii) upon the distribution to holders of the Share of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments amount to at least one percent (1%) of the exercise price. No fractional Shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Share on the last trading day prior to the date of exercise.

Redemption; Exchange

At any time prior to the earlier of

(i) the tenth (10th) day following the Share Acquisition Date; or

(ii) the Final Expiration Time.

the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (subject to adjustment and payable in cash, Share or other consideration deemed appropriate by the Board). Immediately upon the action of the Board authorizing any redemption or at a later time as the Board may establish for the effectiveness of the redemption, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

At any time before any Acquiring Person, together with all of its affiliates and associates, becomes the beneficial owner of fifty percent (50%) or more of the outstanding Shares, the Company may exchange the Rights (other than Rights owned by the Acquiring Person, any of its affiliates or associates or certain transferees of Acquiring Person or of any such affiliate or associate, whose Rights will have become null and void), in whole or in part, at an exchange ratio of one share of Share per Right (subject to adjustment).

Amendment of the Rights Plan

The Company and the Rights Agent may from time to time amend or supplement the Rights Plan without the consent of the holders of the Rights. However, on or after the Share Acquisition Date, no amendment can materially adversely affect the interests of the holders of the Rights (other than the Acquiring Person, any of its affiliates or associates or certain transferees of Acquiring Person or of any such affiliate or associate).

Miscellaneous

While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Share (or other consideration) or for Share of the acquiring company or in the event of the redemption of the Rights as described above.

Additional Information

This description of the Rights Plan does not purport to be complete and is qualified in its entirety by reference to the Rights Plan, which is attached as Schedule "A" of the Circular.

Rights Plan Resolution

At the Meeting, Shareholders will be asked to consider and, if thought fit, to pass, with or without variation, a non-binding ordinary resolution ratifying the Rights Plan (the "Rights Plan").

The Board recommends that shareholders vote FOR the Rights Plan Resolution. The Board recommends a vote "FOR" the ratification of the Rights Plan Resolution. In the absence of instructions to the contrary, the Management Designates named on the Proxy intend to vote FOR the ratification of the Rights Plan Resolution.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officer Compensation

This discussion describes the Company's compensation scheme for each person who acted as Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of the Company, and the next most highly compensated executive officer (or next most highly compensated individual acting in a similar capacity), other than the CEO and CFO, whose compensation was more than $150,000 during the financial year ended June 30, 2024 (each a "Named Executive Officer" or "NEO"). This section will address the Company's executive compensation philosophy and objectives and provide a review of the process the Board intends to undertake in deciding how to compensate the Company's Named Executive Officers.

The Named Executive Officers during the financial year ended June 30, 2024, consisted of:

1. Frank Wheatley, CEO;

2. Keith Li, former CFO;

3. Brian Youngs, Vice President, Exploration; and

4. Dale Schultz, former Vice President of Resource Development and former Director.

Employment, Consulting, and Management Agreements

The Company entered into an executive employment agreement with Frank Wheatley, effective July 14, 2023. The employment agreement can be terminated by the Company without cause upon the payment of between three and twelve months of base salary depending on when such termination occurs.

The Company has also entered into a consulting agreement with Brian Youngs (the "Youngs Agreement"). The Youngs Agreement can be terminated by the Company without cause upon the payment of ninety days' service fees in lieu of such notice.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. In addition, certain of our executive officers, including our Chief Executive Officer, Frank Wheatley, have agreed to be bound by non-solicitation restrictions set forth in their agreements.

Although as independent contractors, certain of the Company's executive officers are involved in other business activities. The Company expects that as the Company's business operations ramp up its executive officers will devote substantially all of their time to its business operations.

The Company has also entered into indemnification agreements with its directors and executive officers, pursuant to which the Company has agreed to indemnify its directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

Compensation Discussion and Analysis

The following provides a discussion of all significant elements of the compensation to be awarded to, earned by, paid to, or payable to the Company's NEOs, to the extent that it has been determined.

Oversight and Description of NEO Compensation

The following compensation discussion and analysis is intended to provide information relating to the objectives and processes of the Company's executive compensation program and to discuss the decision-making process relating to compensation.

The primary objective of the Company's executive compensation program is to recruit, retain and motivate top quality individuals at the executive level. The program is designed (a) to assist the Company in reaching its potential by achieving long term goals and success and (b) to encourage and reward its NEOs in connection with the ongoing development of the Company and its operations.

The Board believes that executive compensation should be fair and reasonable and be determined, in part, based on industry standard for similar positions in other comparable issuers. Compensation paid to the NEOs is determined on the basis set forth in the above paragraph and is paid to the NEOs in order to motivate and reward their performance. Grants of options to purchase Shares ("Options") to NEOs are entirely at the discretion of the Board, with reference to the same factors set forth above that inform decisions with respect to base salary. Previous Option grants are taken into account when considering new grants. Stock option grants are designed to reward the NEOs for success on a similar basis as the shareholders of the Company, but these rewards are highly dependent upon the volatile stock market, much of which is beyond the control of the NEOs. When new options are granted, the Board takes into account the previous grants of options, the number of stock options currently held, position, overall individual performance, anticipated contribution to the Company's future success and the individual's ability to influence corporate and business performance.

The Company generally endorses the concept that executive compensation should meet the following objectives:

  to align the interests of executive officers with the short and long-term interests of Shareholders;

  to link executive compensation to the performance of the Company and individual; and

  to compensate executive officers at a level and in a manner that ensures the Company is capable of attracting, motivating, retaining, and inspiring individuals with exceptional skills.

Compensation of the NEO in the financial year ended June 30, 2024 was made up of the following elements: (i) base salary or consulting fees, and (ii) Options granted on a discretionary basis by the Board, as set out above and in accordance with the purposes of the Stock Option Plan referred to under the heading "Incentive Plan Awards" below. The Company has no pension or group benefits plans and does not offer its NEOs any other perquisites or personal benefits. Other than otherwise described in this Circular, neither the Board nor the Compensation Committee have considered the implications of the risks associated with the company's compensation policies and practices

Summary Compensation Table

The following table sets forth for the years ended June 30, 2024, information concerning the total compensation paid to the Company's NEOs and Directors.

Name and principal position	Year	Salary ($)(3)	Share Based Awards ($)	Option Based Awards ($)	Non-equity incentive plan compensation ($)	Pension Value ($)	All other compensation ($)	Total Compensation ($)
Frank Wheatley Chief Executive Officer	2024	US 246,480	US Nil	US 266,461	Nil	Nil	Nil	US 512,941
Keith Li(1) Former Chief Financial Officer	2024	US 69,810	US Nil	US Nil	Nil	Nil	Nil	US 69,810
Brian Youngs Vice President, Exploration	2024	US 84,865	US Nil	US Nil	Nil	Nil	Nil	US 84,865
Dale Schultz(2) former Vice President of Resource Development and former Director	2024	US 14,585	US Nil	US Nil	Nil	Nil	Nil	US 14,585

Notes:

(1) Keith Li tendered his resignation as the Chief Financial Officer effective June 30, 2024.

(2) Dale Schultz tendered his resignation as the Vice President of Resource Development effective August 2, 2023.

(3) Salary/consulting fees payable in U.S. Dollars are recorded at the rates of exchange prevailing at the transaction dates, when invoices are received by the Company.

Incentive Plan Awards

On May 1, 2019, the Snow Lake Resources Ltd. stock option plan was established, and it was subsequently amended and restated on October 26, 2021 (as amended and restated, the "Stock Option Plan"). The purpose of the Stock Option Plan is to grant Options to encourage eligible persons to remain with our Company and to attract new directors, officers, employees and consultants. On September 7, 2022, the Stock Option Plan was purported to be further amended and restated (the "Purported 2022 Stock Option Plan") at a meeting of the Board to add the cashless exercise of Options under the Purported 2022 Stock Option Plan. On May 17, 2023, the Board determined that the September 7, 2022, meeting was neither properly called nor held and accordingly the Purported 2022 Stock Option Plan, including the cashless exercise feature, was never adopted and the Stock Option Plan remained the stock option plan in effect prior to the September 7, 2022, meeting. In addition, on May 17, 2023, the Board determined that in the event that is determined by a court of competent jurisdiction in a final, non-appealable judgement that the Purported 2022 Stock Option Plan were validly approved, the Board approved the removal of the cashless exercise feature from the Purported 2022 Stock Option Plan and reverted back to the Stock Option Plan. The aggregate number of Shares that may be reserved for issuance pursuant to Options under the Stock Option Plan shall not exceed shall not exceed 2,406,732 Shares at the time of the granting of Options, less the aggregate number of Shares then reserved for issuance pursuant to any other share compensation arrangement. As of the date of this Circular, 1,598,961 of the Shares are reserved for issuance under the Stock Option Plan, and 807,771 of the Shares are currently potentially issuable upon the exercise of outstanding Options at an exercise price of US$1.50 per share.

Options give the option holder the right to acquire from us a designated number of Shares at a purchase price that is fixed upon the grant of the option. The exercise price shall not be lower than the greater of the closing market prices of the underlying securities on: (a) the trading day prior to the date of grant of the Options; and (b) the date of grant of the Options.

Outstanding share-based awards and option-based awards

During the Company's financial year ended June 30, 2024, the following compensation securities were issued or granted to the NEOs of the Company:

Option Based Awards					Share Based Awards
Name	Number of securities underlying unexercised options	Option Exercise Price ($US)	Option expiration date	Value of unexercised in-the- money options ($US)(1)	Number of Shares that have not vested	Market or payout value of share- based awards that have not vested ($US)	Market or payout value of share-based awards not paid out or distributed ($US)
Frank Wheatley	250,000	$2.25(2)	July 14, 2026	Nil	200,000	142,600	Nil
Peretz Schapiro	50,000	$2.50(2)	January 30, 2028	Nil	140,000	99,820	Nil
Keith Li	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Brian Youngs	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Nachum Labkowski	100,000 160,000 97,771	$2.50(2) CAD$2.50(2) $7.50(2)	January 30, 2028 May 24, 2029 November 18, 2026	Nil	100,000	71,300	Nil
Kathleen Skerrett	50,000	$2.50(2)	January 30, 2028	Nil	Nil	Nil	Nil
Brian Imrie	50,000	$2.50(2)	January 30, 2028	Nil	Nil	Nil	Nil
Shlomo Kievman	50,000	$2.50(2)	January 30, 2028	Nil	Nil	Nil	Nil

Notes:

(1) Based upon the closing price of the Shares as at June 30, 2024, which was $0.7130 per Share.

(2) Adjusted to US$1.50 as of January 9, 2025.

Incentive Plan Awards - Value Vested or Earned During the Year

Name	Option-based awards - Value vested during the year	Share-based awards - Value vested during the year	Non-equity incentive plan compensation - Value earned during the year
Frank Wheatley	$361,081 (US$266,461)	$Nil (US$Nil)	$Nil (US$Nil)
Peretz Schapiro	$Nil (US$Nil)	$45,305 (US$61,392)	$Nil (US$Nil)
Keith Li	$Nil (US$Nil)	$Nil (US$Nil)	$Nil (US$Nil)
Brian Youngs	$Nil (US$Nil)	$Nil (US$Nil)	$Nil (US$Nil)
Dale Schultz	$Nil (US$Nil)	$Nil (US$Nil)	$Nil (US$Nil)

Director Compensation

During the financial year ending June 30, 2024, Directors were compensated for their participation on the Board as set out forth in the table below:

Director Compensation Table
Name (1)	Fees Earned ($)	Shared Based Awards ($)	Option Based Awards ($)	Non-incentive plan compensation ($)	Value of all other compensation ($)	Total ($)(1)
Peretz Schapiro	US 42,000	US 45,305	Nil	Nil	Nil	US 87,305
Nachum Labkowski	US 78,000	US 32,360	Nil	Nil	Nil	US 110,360
Kathleen Skerrett	US 42,000	Nil	Nil	Nil	Nil	US 42,000
Brian Imrie	US 36,000	Nil	Nil	Nil	Nil	US 36,000
Shlomo Kievman	US 36,000	Nil	Nil	Nil	Nil	US 36,000

Note:

(1) Directors' fees payable in U.S. Dollars are recorded at the rates of exchange prevailing at the transaction dates, when invoices are received by the Company.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth securities of the Company that are authorized for issuance under equity compensation plans as at the end of the Company's most recently completed financial year.

Plan Category	Number of Shares to be issued upon exercise of outstanding Options	Weighted-average exercise price of outstanding Options ($)	Number of Shares remaining available for future issuance under equity compensation plans (excluding Shares reflected in the first column)
Equity Compensation Plans approved by securityholders	807,771	$1.50	1,598,961
Equity Compensation Plans not approved by securityholders	Nil	Nil	Nil
Total	807,771	$1.50	1,598,961

AUDIT COMMITTEE

The overall purpose of the audit committee (the "Audit Committee") of the Company is to assist the Board in its oversight of the integrity of the Company's financial statements and other relevant public disclosure, the Company's compliance with legal and regulatory requirements relating to financial reporting, the external auditors' qualifications and independence and the performance of the internal audit function and the external auditors.

Audit Committee Charter

The Board has adopted a written charter for the Audit Committee which sets out the Audit Committee's responsibilities in reviewing the financial statements of the Company and public disclosure documents containing financial information and reporting on such review to the Board, review of the Company's public disclosure documents that contain financial information, oversight of the work and review of the independence of the external auditors and reviewing, evaluating and approving the internal control procedures that are implemented and maintained by management. A copy of the charter of the Audit Committee is set forth in Schedule "B" to this Circular.

Audit Committee Composition

The following were the members of the Audit Committee, as at the end of our last fiscal year:

Name	Independent	Financially Literacy
Brian Imrie (Chair)	Independent(1)	Financially Literate and Audit Committee Financial Expert(2) (3)
Shlomo Kievman	Independent(1)	Financially Literate and Audit Committee Financial Expert(2) (3)
Kathleen Skerrett	Independent(1)	Financially Literate and Audit Committee Financial Expert(2) (3)

Notes:

(1) As defined by National Instrument 52-110 - Audit Committees ("NI 52-110") and by Rule 10A-3 under the Exchange Act and Rule 5605(c)(2) of the Nasdaq Marketplace Rules.

(2) As defined by NI 52-110

(3) As defined by Item 407(d)(5) of Regulation S-K.

The independent directors of the Company do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance but does have informal meetings where such persons have not been present. To facilitate open and candid discussion among the independent directors, the independent directors may hold in camera sessions at Board meetings. The independent directors may in future consider holding regularly scheduled meetings at which non-independent directors and members of management are not in attendance.

Currently, the Board is satisfied that it exercises its responsibilities for independent oversight of management. The ability to establish ad hoc committees comprised of a majority of independent directors provides the Board with the ability to meet independently of management whenever deemed necessary or appropriate and the chair of each such ad hoc committee provides leadership for such committee.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Relevant Education and Experience

All of the members of the Audit Committee have been either directly involved in the preparation of the financial statements, filing of the quarterly and annual financial statements, dealing with the auditors, or as a member of the Audit Committee. All members have the ability to read, analyze, and understand the complexities surrounding the issuance of financial statements. The following sets out the education and experience of each member of the Audit Committee relevant to the performance of his duties as a member of the Audit Committee.

Brian Imrie. Mr. Imrie has over 30 years of experience as an investment banker, primarily with global firms, providing advice and raising capital for companies in multiple industries. Mr. Imrie received his MBA from Harvard University in 1987 and his BA in Economics from the University of Toronto in 1983.

Shlomo Kievman. Mr. Kievman has managed and founded several ventures and businesses for over two decades, has an in-depth understanding and operational capacity for planning and analysis, business development, forecasting, financial analysis, capital commitment planning and competitive analysis for bench marking. He is the principal of Crown Equities, an investment firm transforming the global resources sector. Mr. Kievman graduated university with a BA in Liberal Arts.

Kathleen Skerrett. Ms. Skerrett is the Chair of the Securities Group at Gardiner Roberts LLP, specializing in advising clients on forming, financing, maintaining, and reorganizing public companies. Ms. Skerrett was called to the Bar in Ontario in 1996 after earning a Bachelor of Laws from the University of Toronto in 1994. Ms. Skerrett has also earned a Bachelor of Commerce degree from Trinity College, University of Toronto in 1991 and has completed the Canadian Securities Course.

Reliance on Certain Exemptions

In accordance with Canadian law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market Rules, as a foreign private issuer, we have elected to rely on home country governance requirements and certain exemptions thereunder rather than the Nasdaq Stock Market Rules, with respect to the following requirements:

Annual Shareholder Meeting - Rule 5620(a)

The Company is currently following Home Country Practices in lieu of Nasdaq Rule 5620(a), which requires a company to hold an annual meeting of shareholders no later than one year after the end of its fiscal year.

Compensation Committee Composition - Rule 5605(d)(2)

The Company does not intend to follow Nasdaq Rule 5605(d)(2), which requires a compensation committee to compose entirely of independent directors. The Company desires to follow the Home Country Practices instead.

Nominating and Corporate Governance Committee Composition - Rule 5605(e)(1)

The Company does not intend to follow Nasdaq Rule 5605(e)(1), which requires a nominating and corporate governance committee to compose entirely of independent directors. The Company desires to follow the Home Country Practices instead.

Executive Sessions - Rule 5605(b)(2)

The Company's independent directors may not have regularly scheduled meetings at which only independent directors are present.

Shareholder Approval for Issuance of Securities - Nasdaq Rule 5635(d)

The Company will not seek shareholders' approval of any issuance of securities in connection with a transaction, other than a public offering, where such transaction involves the issuance of 20% or more of the Company's total outstanding Shares (or securities exercisable for the Company's Shares) at a price less than the minimum price as defined in Nasdaq Rule 5635(d)(1)(A).

Shareholder Approval for Equity Compensation - Nasdaq Ruled 5635(c)

The Company will not seek shareholders' approval for the establishment of or any material amendments to equity compensation or purchase plans or other equity compensation arrangements.

Pre-approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The aggregate fees billed by the Company's external auditors in the last two financial years for audit and other fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees	Total Fees
2024	$41,000	$10,000	NIL	$31,500	$82,500
2023	$41,000	$9,000	NIL	$8,000	$58,000

COMPENSATION COMMITTEE

The Compensation Committee consists of Nachum Labkowski, Peretz Schapiro and Shlomo Kievman. Nachum Labkowski serves as chairman of the Compensation Committee. The Compensation Committee assists the Board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. All of the members of the Compensation Committee are independent. The Company's compensation program is designed to provide competitive levels of compensation, a significant portion of which is dependent upon individual and corporate performance and contribution to increasing shareholder value. The Board recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each executive to that executive's level of responsibility.

At this time, the Board has not established any specific performance criteria or goals. While the determination of the compensation of NEOs is subjective, the directors of the Company as a whole, considered among other things, (i) the position held, including the roles and responsibilities of the NEOs; and (ii) the individual experience and skills of, and expected contributions from the NEOs.

The objectives and reasons for this system of compensation are generally to allow the Company to remain competitive compared to its peers in attracting and retaining experienced personnel. In general, a NEO's compensation is comprised of salary, wages or contractor payments and stock option grants.

The Compensation Committee is responsible for, among other things: (i) reviewing and approving the remuneration of our executive officers; (ii) making recommendations to the board regarding the compensation of our independent directors; (iii) making recommendations to the board regarding equity-based and incentive compensation plans, policies and programs; and (iv) reviewing and assessing annually the compensation committee's performance and the adequacy of its charter.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

The nominating and corporate governance committee (the "Nominating and Corporate Governance Committee") consists of Nachum Labkowski, Peretz Schapiro and Kathleen Skerrett. Kathleen Skerrett serves as chairman of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee assists the Board in selecting individuals qualified to become our directors and in determining the composition of the Board and its committees.

The Nominating and Corporate Governance Committee is responsible for, among other things: (i) identifying and evaluating individuals qualified to become members of the Board by reviewing nominees for election to the board submitted by shareholders and recommending to the Board director nominees for each annual meeting of shareholders and for election to fill any vacancies on the Board; (ii) advising the Board with respect to Board organization, desired qualifications of board members, the membership, function, operation, structure and composition of committees (including any committee authority to delegate to subcommittees), and self-evaluation and policies; (iii) advising on matters relating to corporate governance and monitoring developments in the law and practice of corporate governance; (iv) overseeing compliance with the our code of ethics; and (v) approving any related party transactions.

The Nominating and Corporate Governance Committee's methods for identifying candidates for election to the Board will include the solicitation of ideas for possible candidates from a number of sources - members of the Company's Board, our executives, individuals personally known to the members of the Board, and other research. The Nominating and Corporate Governance Committee may also, from time-to-time, retain one or more third-party search firms to identify suitable candidates.

In making director recommendations, the Nominating and Corporate Governance Committee may consider some or all of the following factors: (i) the candidate's judgment, skill, experience with other organizations of comparable purpose, complexity and size, and subject to similar legal restrictions and oversight; (ii) the interplay of the candidate's experience with the experience of other board members; (iii) the extent to which the candidate would be a desirable addition to the board and any committee thereof; (iv) whether or not the person has any relationships that might impair his or her independence; and (v) the candidate's ability to contribute to the effective management of the Company, taking into account the needs of our company and such factors as the individual's experience, perspective, skills and knowledge of the industry in which the Company operates.

STATEMENT OF CORPORATE GOVERNANCE

National Policy 58-101 - Corporate Governance Guidelines ("NI 58-101") has set out best practice guidelines for effective corporate governance (the "Guidelines"). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. NI 58-101 requires the disclosure by each listed corporation of its approach to corporate governance with reference to the Guidelines as it is recognized that the unique characteristics of individual corporations will result in varying degrees of compliance. Below is a description of the Company's corporate governance practices in relation to the Guidelines.

Board

For the purposes of NI 58-101, a director is considered "independent" if he/she/it does not have any direct or indirect material relationship with the Company. A "material relationship" is in turn defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with such member's independent judgement. The Board is currently comprised of five members, three of whom the Board has determined are "independent directors" within the meaning of NI 58-101.

Currently, of the Company's five directors, all other than Nachum Labkowski (being the Chair of the Board), are considered independent directors within the meaning of NI 58-101 since they are each independent of management and free from any material relationship with the Company. The basis for this determination is that, since the date of incorporation of the Company, other than within an interim basis, none of the independent directors have worked for the Company, received remuneration from the Company or had material contracts with or material interests in the Company which could interfere with their ability to act with a view to the best interests of the Company.

The Board has implemented processes to ensure it is able to function independently of Management. To enhance its ability to act independent of Management, the Board may meet in the absence of members of Management and the non-independent directors may excuse such persons from all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate. Such meetings of the independent directors occur on an ad hoc basis, as and when required. The independent members of the Board have not had a meeting at which non-independent directors and members of management are not in attendance. The Chair of the Board is not an independent director and the Board has not appointed a lead director.

Board Mandate

The Board does not have a written mandate. However, the Board is responsible for the stewardship of the Company and for supervising the management of its business and affairs. While Management is responsible for the day-to-day conduct of the Company's business, in carrying out its supervisory responsibilities, the Board will oversee the development, adoption and implementation of the Company's strategies and plans.

The Board's responsibilities, either directly or through committees of the Board, include: (a) adopting a strategic planning process and approving a strategic plan; (b) identifying the Company's principal risks and ensuring the implementation of appropriate systems to manage these risks; (c) ensuring appropriate succession planning, including appointing, training and monitoring senior Management; (d) developing a communications policy for the Company; (e) monitoring and ensuring the integrity of the Company's internal control and management information systems; (f) ensuring appropriate standards of corporate conduct, including adopting and monitoring compliance of a code of business conduct and ethics; (g) reviewing and approving material transactions not in the ordinary course of business; (h) reviewing and approving compensation and/or changes in senior Management; (i) developing appropriate, applicable corporate governance principles and guidelines; (j) reviewing annually the contribution of the Board as a whole, the committees of the Board and each of the directors; and (k) reviewing and approving the financial statements, annual capital budget and any material changes to the operating budget.

Position Descriptions

Given the small size of the Company's infrastructure and the existence of formal charters governing each of the committees of the Board, the Board does not feel that it is necessary at this time to formalize position descriptions for the CEO, Chairperson of the Board or the Chair of each such committee in order to delineate their respective responsibilities. Accordingly, these roles are delineated on the basis of customary practice.

Orientation and Continuing Education

While the Company currently has no formal orientation and education program for new Board members, sufficient information (such as recent financial statements, prospectuses, proxy solicitation materials, technical reports and various other operating, property and budget reports) is provided to any new Board member to ensure that new directors are familiarized with the Company's business and the procedures of the Board. In addition, new directors are encouraged to visit and meet with Management on a regular basis. The Company also encourages continuing education of its directors and officers, where appropriate, in order to ensure that they have the necessary skills and knowledge to meet their respective obligations to the Company.

Ethical Business Conduct

The Board does not take any formal measures to encourage and promote a culture of ethical business conduct but does rely upon the selection of persons as directors, officers and employees who they consider to meet the highest ethical standards.

The Board itself must comply with the conflict of interest provisions of the MCA, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Nomination of Directors

The Board has established the nominating and corporate governance committee (the "Nominating and Corporate Governance Committee"), which is responsible for the appointment and assessment of directors. The members of the Nominating and Corporate Governance Committee are Kathleen Skerrett (Chair), Nachum Labkowski and Peretz Schapiro. All are independent within the meaning of NI 58-101. While there are no specific criteria for Board membership, the Company attempts to attract and maintain directors with business knowledge and a particular knowledge of mineral exploration and development or other areas (such as finance) which provide knowledge which would assist in guiding the officers of the Company. As such, nominations tend to be the result of recruitment efforts by management and discussions among the directors prior to the consideration of the Nominating and Corporate Governance Committee and Board as a whole.

Other Board Committees

The Board currently has the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee as their only standing committees.

Assessments

The Board is responsible for annually assessing its overall performance and that of its committees. The objective of this review is to contribute to a process of continuous improvement in the Board's execution of its responsibilities. The review has regard to the mandate or charter of the Board or committee and identifies any areas where the directors or management believe that the Board could make a better collective contribution to overseeing the affairs of the Company. The Board is also responsible for regularly assessing the effectiveness and contribution of the individual directors, having regard to the competencies and skills each director is expected to bring to the Board.

Director Term Limits and Other Mechanisms of Board Renewal

The Board is concerned that imposing inflexible director term limits or mandatory retirement ages would discount the value of experience of the Company's history and culture and the importance of continuity and risk the loss of key directors. The Board has therefore elected not to adopt term limits or mandatory retirement policies, but rather relies on the collective experience and judgement of its members to determine when changes in the Board are appropriate. Shareholder feedback and voting results are also considered by the Board in this regard.

Diversity Policy

The members of the Board have diverse backgrounds and expertise and were selected with the belief that the Company and its stakeholders would benefit from such a broad range of talent and experience. The Board considers merit as the key requirement for board appointments. The members of the Board are currently comprised of 20% (1/5) women and the senior management team is comprised of no women. The Company has not adopted a written diversity policy and has sought to attract and maintain diversity at the Board level informally through the recruitment efforts of Management in discussion with directors prior to proposing nominees to the Nominating and Corporate Governance Committee and to the Board as a whole for consideration.

Board Diversity Matrix

Board Diversity Matrix - Snow Lake Resources Ltd.
Country of Principal Executive Offices					Canada
Foreign Private Issuer					Yes
Disclosure Prohibited under Home Country Law					No
	As of June 30, 2024				As of April 7, 2025
Total Number of Directors	5				5
Gender Identity	Female	Male	Non- Binary	Did Not Disclose Gender	Female	Male	Non- Binary	Did Not Disclose Gender
Directors	1	4	0	0	1	4	0	0
Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0				0
LGBTQ+	0				0
Did Not Disclose Demographic Background	5				5

Consideration of the Representation of Women on the Board and in Executive Officer Appointments

In identifying suitable Board nominees or in selecting and assessing candidates for executive positions, candidates will be considered on merit against objective criteria regarding business experience, skill sets, competencies, technical expertise, sector specific knowledge and with due regard for the benefit of diversity including the level of representation of women in these capacities. As the need for new directors or executive officers arises, the Nominating and Corporate Governance Committee assesses candidates on the basis of industry experience and business acumen with specific knowledge of mineral exploration and development or other areas (such as finance) as desired at that particular time by the Company, the Board and its committees. Board candidates are also evaluated against the area of expertise of existing members so new appointments may contribute to expanding the Board's breadth of experience.

Company's Targets for Women on the Board and in Executive Officer Positions

Diversity including gender, age, nationality, cultural and educational background, business knowledge and other experience, are among the factors that the Nominating and Corporate Governance Committee considers in identifying and selecting candidates for the Board and executive positions. These diverse skills and backgrounds help to create a business environment that contains a range of diverse perspectives and is an environment in which all employees and directors are treated with fairness and respect and have equal access to opportunities for advancement based on skills and aptitude. As a result, the Company has not adopted targets based on any specific area of diversity and does not yet set targets for women on the Board or in executive officer positions.

Currently, one of the five members of the Board (20%) is a woman. None of the executive officers of the Company is a woman.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

There is not as of the date hereof and has not been since the beginning of the Company's last completed financial year, any indebtedness owing to the Company by the directors and senior officers of the Company or any of their associates or affiliates, except as disclosed in this Circular.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Circular and to the knowledge of Management, no members of Management, no Proposed Nominee or any associate or affiliate of any Management member or Proposed Nominee, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Management, there is no material interest, direct or indirect, of (i) any director or executive officer of the Company, (ii) any person who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person as underwriter in the course of a distribution, (iii) the Company if it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities, (iv) any director or executive officer of a subsidiary of the Company or any person identified in clauses (i), (ii) or (iii), (v) any Proposed Nominee and (vi) any associate or affiliate of any of the persons identified in clauses (i), (ii), (iii), (iv) or (v), in any transaction since January 1, 2021 or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Please note that not all information relating to such types of material interests is reasonably within the power of Management to obtain since such information is only available to the Board and management of Snow Lake.

OTHER MATTERS

The Management is not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Circular.

ADDITIONAL INFORMATION

Additional company information is available on EDGAR at https://www.sec.gov/edgar/searchedgar/companysearch.  Shareholders may request copies of the Company's financial statements as at and for the financial year ended June 30, 2024 free of charge by contacting Frank Wheatley, the Company's Chief Executive Officer via email at fw@snowlakelithium.com or by telephone at 204-815-5806. Financial information is provided in the Company's comparative financial statements for its most recently completed financial year ended June 30, 2024.

SOURCES OF INFORMATION

Unless otherwise noted, the information concerning the Company contained in this Circular has been taken from or is based upon documents or records that Management has access to or knowledge of as a result of their position as shareholders, directors and/or officers of the Company.

Although Management has no knowledge that would indicate that any statements contained therein are untrue or incomplete, they do not assume any responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose material information which may affect the significance or accuracy of such information.

APPROVAL AND CERTIFICATION

The contents of this Circular and the sending thereof to the Shareholders, directors and auditor of the Company have been approved by the Board.

DATED April 7, 2025.

(signed) "Nachum Labkowski"
Nachum Labkowski Chairman of the Board

SCHEDULE "A"

RIGHTS PLAN

[See Attached.]

SHAREHOLDER RIGHTS AGREEMENT

Snow Lake Resources Ltd.

and

Endeavor Trust Corporation,

as Rights Agent

Dated as of March 31, 2025

SHAREHOLDER RIGHTS AGREEMENT

This SHAREHOLDER RIGHTS AGREEMENT, dated as of March 31, 2025 (this "Agreement"), is by and between Snow Lake Resources Ltd., a Manitoba corporation (the "Company"), and Endeavor Trust Corporation, a Trust Company authorized in British Columbia, Alberta, Manitoba, and Saskatchewan, and incorporated under the laws of British Columbia, as rights agent (the "Rights Agent").

WITNESSETH:

WHEREAS, on March 10, 2025 (the "Rights Dividend Declaration Date"), the board of directors of the Company (the "Board") authorized and declared a dividend distribution of one Right (as defined below) for each common share of the Company ("Common Stock"), outstanding at the Close of Business (as defined below) on March 31, 2025 (the "Record Date"), and has further authorized the issuance of one Right (as such number may hereinafter be adjusted pursuant to Section 11) for each share of Common Stock that shall become outstanding between the Record Date (whether originally issued or delivered from the Company's treasury) and the earlier of the Distribution Time and the Expiration Time (as such terms are defined below) or, in certain circumstances provided in Section 23, after the Distribution Time;

AND WHEREAS the Rights Agent has agreed to act as registrar and transfer agent for the Rights.

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

Section 1. Certain Definitions. For purposes of this Agreement, the following terms have the meanings indicated:

"Acquiring Person" shall mean any Person which, together with all of its Related Persons, is the Beneficial Owner of the Specified Percentage or more of the shares of Common Stock then outstanding, but shall exclude (x) Exempt Persons and (y) Grandfathered Persons. Notwithstanding anything in this Agreement to the contrary, no Person shall become an "Acquiring Person":

(i) as the result of an acquisition of shares of Common Stock by the Company which, by reducing the number of shares of Common Stock outstanding, increases the percentage of the shares of Common Stock Beneficially Owned by such Person, together with all of its Related Persons, to the Specified Percentage or more of the shares of Common Stock then outstanding; provided, however, that if a Person (other than an Exempt Person or a Grandfathered Person), together with all of its Related Persons, becomes the Beneficial Owner of the Specified Percentage or more of the shares of Common Stock then outstanding by reason of share acquisitions by the Company and, after such share acquisitions by the Company, becomes the Beneficial Owner of any additional shares of Common Stock (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Stock or pursuant to a split or subdivision of the outstanding Common Stock), then such Person shall be deemed to be an "Acquiring Person" unless, upon becoming the Beneficial Owner of such additional shares of Common Stock, such Person, together with all of its Related Persons, does not Beneficially Own the Specified Percentage or more of the shares of Common Stock then outstanding;

(ii) if (A) the Board determines in good faith that such Person has become an "Acquiring Person" inadvertently (including because such Person was unaware that it Beneficially Owned a percentage of the then outstanding shares of Common Stock that would otherwise cause such Person to be an "Acquiring Person" or (2) such Person was aware of the extent of its Beneficial Ownership of Common Stock but had no actual knowledge of the consequences of such Beneficial Ownership under this Agreement) and (B) such Person divests as promptly as practicable (as determined by the Board) a sufficient number of shares of Common Stock so that such Person would no longer be an "Acquiring Person";

(iii) solely as a result of any unilateral grant of any security by the Company, or through the exercise of any options, warrants, rights or similar interests (including restricted stock) granted by the Company to its directors, officers or employees; provided, however, that if a Person (other than an Exempt Person or a Grandfathered Person), together with all of its Related Persons, becomes the Beneficial Owner of the Specified Percentage or more of the shares of Common Stock then outstanding by reason of a unilateral grant of a security by the Company, or through the exercise of any options, warrants, rights or similar interests (including restricted stock) granted by the Company to its directors, officers and employees, then such Person shall nevertheless be deemed to be an "Acquiring Person" if, subject to clause (ii) above, such Person, together with all of its Related Persons, thereafter becomes the Beneficial Owner of any additional shares of Common Stock (unless upon becoming the Beneficial Owner of additional shares of Common Stock, such Person, together with all of its Related Persons, does not Beneficially Own the Specified Percentage or more of the Common Stock then outstanding), except as a result of (A) a dividend or distribution paid or made by the Company on the outstanding Common Stock or a split or subdivision of the outstanding Common Stock; or (B) the unilateral grant of a security by the Company, or through the exercise of any options, warrants, rights or similar interest (including restricted stock) granted by the Company to its directors, officers or employees;

(iv) by means of share purchases or issuances (including debt to equity exchanges), directly from the Company or indirectly through an underwritten offering of the Company, in a transaction approved by the Board; provided, however, that a Person (other than an Exempt Person or a Grandfathered Person) shall be deemed to be an "Acquiring Person" if such Person (A) is or becomes the Beneficial Owner of the Specified Percentage or more of the shares of Common Stock then outstanding following such transaction and (B) following such transaction, becomes the Beneficial Owner of any additional shares of Common Stock without the prior written consent of the Company and then Beneficially Owns the Specified Percentage or more of the shares of Common Stock then outstanding; or

(v) if such Person is a bona fide swaps dealer who has become an "Acquiring Person" as a result of its actions in the ordinary course of its business that the Board determines, in its sole discretion, were taken without the intent or effect of evading or assisting any other Person to evade the purposes and intent of this Agreement, or otherwise seeking to control or influence the management or policies of the Company.

"Act" shall mean the Securities Act of 1933, as amended.

"Adjustment Shares" shall have the meaning set forth in Section 11(a)(ii).

"Affiliate" shall have the meaning ascribed to such term in Rule 12b-2 of the Exchange Act Regulations as in effect on the date of this Agreement.

"Agreement" shall have the meaning set forth in the preamble to this Agreement.

"Associate" shall have the meaning ascribed to such term in Rule 12b-2 of the Exchange Act Regulations as in effect on the date of this Agreement.

A Person shall be deemed the "Beneficial Owner" of, and shall be deemed to "Beneficially Own" and have "Beneficial Ownership" of any securities (that are as such, "Beneficially Owned"):

(i) that such Person or any of such Person's Related Persons beneficially owns, directly or indirectly, as determined pursuant to Rule 13d-3 of the Exchange Act Regulations as in effect on the date of this Agreement;

(ii) that such Person or any of such Person's Related Persons, directly or indirectly, has the right or obligation to acquire (whether such right is exercisable, or such obligation is required to be performed, immediately or only after the passage of time or the satisfaction of other conditions) pursuant to any agreement, arrangement or understanding (whether or not in writing and other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities) or upon the exercise of conversion rights, exchange rights, rights (other than the Rights), warrants or options, or otherwise; provided, however, that a Person shall not be deemed the "Beneficial Owner" of, or to "beneficially own", (A) securities tendered pursuant to a tender or exchange offer made in accordance with the Exchange Act Regulations by or on behalf of such Person or any of such Person's Related Persons until such tendered securities are accepted for purchase or exchange, (B) securities issuable upon exercise of Rights at any time prior to the occurrence of a Triggering Event, (C) securities issuable upon exercise of Rights from and after the occurrence of a Triggering Event which Rights were acquired by such Person or any such Person's Related Persons prior to the Distribution Time or pursuant to Section 23 (the "Original Rights") or pursuant to Section 11(i) in connection with an adjustment made with respect to any Original Rights or (D) securities which such Person or any of such Person's Related Persons may acquire, does or do acquire or may be deemed to have the right to acquire, pursuant to any merger or other acquisition agreement between the Company and such Person (or one or more of such Person's Related Persons), if such agreement has been approved by the Board prior to such Person's becoming an Acquiring Person;

(iii) that are Beneficially Owned, directly or indirectly, by any other Person (or any Related Person of such Person) with which such Person (or any of such Person's Related Persons) has any agreement, arrangement or understanding (whether or not in writing and other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities); provided, however, that a Person shall not be deemed the "Beneficial Owner" of, or to "beneficially own" any security if such agreement, arrangement or understanding (1) arises solely from a revocable proxy or consent given in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable provisions of the Exchange Act Regulations and (2) is not also then reportable by such Person on Schedule 13D under the Exchange Act (or any comparable or successor report); or

(iv) that are Beneficially Owned, directly or indirectly, by a Counterparty (or any of such Counterparty's Related Persons) under any Derivatives Contract (without regard to any short or similar position under the same or any other Derivatives Contract) to which such Person or any of such Person's Related Persons is a Receiving Party; provided, however, that the number of shares of Common Stock that a Person is deemed to Beneficially Own pursuant to this clause (iv) in connection with a particular Derivatives Contract shall not exceed the number of Notional Common Shares with respect to such Derivatives Contract; provided, further, that the number of securities Beneficially Owned by each Counterparty (including its Related Persons) under a Derivatives Contract shall, for purposes of this clause (iv) include all securities that are Beneficially Owned, directly or indirectly, by any other Counterparty (or any of such other Counterparty's Related Persons) under any Derivatives Contract to which such first Counterparty (or any of such first Counterparty's Related Persons) is a Receiving Party, with this proviso being applied to successive Counterparties as appropriate;

provided, however, that (x) nothing in this definition shall cause a Person engaged in business as an underwriter of securities to be the "Beneficial Owner" of, or to "beneficially own," any securities acquired through such Person's participation in good faith in a firm commitment underwriting until the expiration of forty (40) days after the date of such acquisition and (y) no officer or director of the Company shall be deemed to Beneficially Own any securities of any other Person solely by virtue of any actions that such officer or director takes in such capacity.

With respect to any Person, for all purposes of this Agreement, any calculation of the number of shares of Common Stock outstanding at any particular time, including for purposes of determining the particular percentage of the outstanding shares of Common Stock of which such Person is the Beneficial Owner, shall include the number of shares of Common Stock not outstanding at the time of such calculation that such Person is otherwise deemed to Beneficially Own for purposes of this Agreement; provided, however, that the number of shares of Common Stock not outstanding that such Person is otherwise deemed to Beneficially Own for purposes of this Agreement shall not be included for the purpose of computing the percentage of the outstanding shares of Common Stock Beneficially Owned by any other Person (unless such other Person is also deemed to Beneficially Own, for purposes of this Agreement, such shares of Common Stock not outstanding).

"Board" shall have the meaning set forth in the recitals to this Agreement.

"Business Day" shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in the Province of Manitoba are authorized or obligated by law or executive order to close.

"Charter" shall mean the Company's articles of incorporation, as amended from time to time.

"Close of Business" on any given date shall mean 5:00 P.M., Winnipeg time, on such date; provided, however, that if such date is not a Business Day, "Close of Business" shall mean 5:00 P.M., Winnipeg time, on the next succeeding Business Day.

"Closing Price" in respect of any security for any day shall mean the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the Nasdaq or the NYSE or, if such shares of common stock (or other security) are not listed or admitted to trading on the Nasdaq or the NYSE, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which such shares of common stock (or other security) are listed or admitted to trading or, if such shares of common stock (or other security) are not listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the OTC Bulletin Board service or such other quotation system then in use, or, if on any such date such shares of common stock (or other security) are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in such common stock (or other security) selected by the Board. If on any such date no such market maker is making a market in such common stock (or other security), the fair value of such common stock (or other security) on such date as determined in good faith by the Board shall be used.

"Common Stock" shall have the meaning set forth in the recitals to this Agreement.

"Common Stock Equivalents" shall have the meaning set forth in Section 11(a)(iii).

"Company" shall have the meaning set forth in the preamble to this Agreement.

"Counterparty" shall have the meaning set forth in the definition of "Derivatives Contract".

"Current Market Price" shall have the meaning set forth in Section 11(d).

"Current Value" shall have the meaning set forth in Section 11(a)(iii).

"Derivatives Contract" shall mean a contract, including all related documentation, between two parties (the "Receiving Party" and the "Counterparty") that is designed to produce economic benefits and risks to the Receiving Party that correspond substantially to the ownership by the Receiving Party of a number of shares of Common Stock specified or referenced in such contract (the number corresponding to such economic benefits and risks, the "Notional Common Shares"), regardless of whether obligations under such contract are required or permitted to be settled through the delivery of cash, shares of Common Stock or other property, without regard to any short position under the same or any other Derivatives Contract. For the avoidance of doubt, interests in broad-based index options, broad-based index futures and broad-based publicly traded market baskets of stocks approved for trading by the appropriate federal governmental authority shall not be deemed "Derivatives Contracts".

"Distribution Time" shall mean the earlier of (i) the Close of Business on the tenth (10th) day after the Share Acquisition Date (or, if the tenth (10th) day after the Share Acquisition Date occurs before the Record Date, the Close of Business on the Record Date) or (ii) the Close of Business on the tenth (10th) Business Day (or, if such tenth (10th) Business Day occurs before the Record Date, the Close of Business on the Record Date), or such later date as may be determined by action of the Board prior to such time as any Person becomes an Acquiring Person, after the date that a tender or exchange offer by any Person (other than any Exempt Person) is first published or sent or given within the meaning of Rule 14d-2(a) of the Exchange Act Regulations, if upon consummation thereof, such Person would become an Acquiring Person.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

"Exchange Act Regulations" shall mean the general rules and regulations promulgated under the Exchange Act.

"Exchange Ratio" shall have the meaning set forth in Section 25(a).

"Exempt Person" shall mean (i) the Company or any Subsidiary of the Company, (ii) any officer, director or employee of the Company or of any Subsidiary of the Company including in respect of such Person's status or authority as such (including any fiduciary capacity) or (iii) any employee benefit plan of the Company or of any Subsidiary of the Company or any entity or trustee holding (or acting in a fiduciary capacity in respect of) shares of capital stock of the Company for or pursuant to the terms of any such plan or for the purpose of funding other employee benefits for employees of the Company or any Subsidiary of the Company.

"Exercise Price" shall have the meaning set forth in Section 4(a).

"Expiration Time" shall have the meaning set forth in Section 7(a).

"Final Expiration Time" shall have the meaning set forth in Section 7(a).

"Flip-in Event" shall have the meaning set forth in Section 11(a)(ii).

"Flip-in Trigger Date" shall have the meaning set forth in Section 11(a)(iii).

"Flip-over Event" shall have the meaning set forth in Section 13(a).

"Flip-over Party" shall have the meaning set forth in Section 13(b).

"Flip-over Stock" shall mean the capital stock (or similar equity interest) with the greatest voting power in respect of the election of directors (or other Persons similarly responsible for the direction of the business and affairs) of the Flip-over Party.

"Grandfathered Person" shall mean (x) any Person who or which, together with all of such Person's Related Persons, is, as of immediately prior to the first public announcement of the adoption of this Agreement, the Beneficial Owner of the Specified Percentage or more of the shares of Common Stock then outstanding and (y) any Person who or which becomes the Beneficial Owner of the Specified Percentage or more of the shares of Common Stock then outstanding as the result of the acquisition of Beneficial Ownership of shares of Common Stock from an individual described in the preceding clause (x) if such acquisition occurs upon such individual's death pursuant to such individual's will or pursuant to a charitable trust created by such individual for estate planning purposes. A Person ceases to be a "Grandfathered Person" if and when (i) such Person becomes the Beneficial Owner of less than the Specified Percentage of the shares of Common Stock then outstanding; or (ii) such Person increases such Person's Beneficial Ownership of shares of Common Stock (excluding as a result of any unilateral grant of any security by the Company, or through the exercise of any options, warrants, rights or similar interests (including restricted stock) granted by the Company to its directors, officers or employees) to an amount equal to or greater than the greater of (A) the Specified Percentage of the shares of Common Stock then outstanding and (B) the sum of (1) the lowest Beneficial Ownership of such Person as a percentage of the shares of Common Stock outstanding as of any time from and after the first public announcement of the adoption of this Agreement (other than as a result of an acquisition of shares of Common Stock by the Company) plus (2) 0.1% of the then outstanding shares of Common Stock. The foregoing definition shall grandfather the security or instrument underlying such Beneficial Ownership only in the type and form as of the date of this Agreement and shall not grandfather any subsequent change, modification, swap or exchange of such security or instrument underlying such Beneficial Ownership into a different type or form of security or instrument (unless such change, modification, swap or exchange is contemplated explicitly by the terms of such security or instrument (e.g., as would be the case for options to purchase shares of Common Stock, in which case the shares of Common Stock purchased upon the exercise of such options would be grandfathered)). For the avoidance of doubt, cash-settled swap or exchange contracts for differences in the price of shares of Common Stock or other equity securities of the Company shall not be grandfathered under this Agreement.

"Nasdaq" shall mean the Nasdaq Stock Market.

"Notional Common Shares" shall have the meaning set forth in the definition of "Derivatives Contract".

"NYSE" shall mean the New York Stock Exchange.

"Person" shall mean any individual, partnership, firm, corporation, limited liability company, association, trust, limited liability partnership, joint venture, unincorporated organization or other entity, including (i) any group (as defined below) and (ii) any successor (by merger or otherwise) of such entity. For purposes of this Agreement only, a "group" shall mean any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act and any group under Rule 13d-5(b) of the Exchange Act Regulations.

"Receiving Party" shall have the meaning set forth in the definition of "Derivatives Contract".

"Record Date" shall have the meaning set forth in the recitals to this Agreement.

"Redemption Period" shall have the meaning set forth in Section 24(a).

"Redemption Price" shall have the meaning set forth in Section 24(a).

"Related Person" shall mean, as to any Person, any Affiliate or Associate of such Person.

"Right" shall mean the right to purchase one share of Common Stock, upon the terms and subject to the conditions set forth in this Agreement.

"Rights Agent" means Endeavor Trust Corporation, including its successors and assigns.

"Rights Certificates" shall have the meaning set forth in Section 3(b).

"Rights Dividend Declaration Date" shall have the meaning set forth in the recitals to this Agreement.

"Share Acquisition Date" shall mean the first date of public announcement (which, for purposes of this definition, shall include a report filed pursuant to Section 13(d) under the Exchange Act) by the Company or an Acquiring Person that an Acquiring Person has become such, or such other date, as determined by the Board, on which a Person has become an Acquiring Person.

"Signature Guarantee" shall have the meaning set forth in Section 6(a).

"Specified Percentage" shall mean 10% (ten percent) when referring to the Beneficial Ownership of any Person.

"Spread" shall have the meaning set forth in Section 11(a)(iii).

"Subsidiary" shall mean, with reference to any Person, any other Person of which (i) a majority of the voting power of the voting securities or equity interests is Beneficially Owned, directly or indirectly, by such first-mentioned Person or otherwise controlled by such first-mentioned Person or (ii) an amount of voting securities or equity interests sufficient to elect at least a majority of the directors (or other Persons similarly responsible for the direction of the business and affairs of such other Person) of such other Person is Beneficially Owned, directly or indirectly, by such first-mentioned Person, or otherwise controlled by such first-mentioned Person.

"Substitution Period" shall have the meaning set forth in Section 11(a)(iii).

"Trading Day" shall mean a day on which the principal national securities exchange on which shares of an issuer's common stock (or other security) are listed or admitted to trading is open for the transaction of business or, if such shares of common stock (or other security) are not listed or admitted to trading on any national securities exchange, a Business Day.

"Triggering Event" shall mean a Flip-in Event or a Flip-over Event.

"Trust" shall have the meaning set forth in Section 25(a).

"Trust Agreement" shall have the meaning set forth in Section 25(a).

Section 2. Appointment of Rights Agent. The Company hereby appoints the Rights Agent to act as registrar and transfer agent for the Rights in accordance with the express terms and conditions of this Agreement (and no implied terms and conditions), and the Rights Agent hereby accepts such appointment.

Section 3. Issuance of Rights Certificates

(a) Until the earlier of the Distribution Time and the Expiration Time, (i) with respect to shares of Common Stock outstanding as of the Record Date, or which become outstanding subsequent to the Record Date, the Rights shall be evidenced by the certificates for shares of Common Stock registered in the names of the holders of shares of Common Stock (or, in the case of uncertificated shares of Common Stock, by the book-entry account that evidences record ownership of such shares) (which certificates or book entries for Common Stock shall be deemed also to be certificates or book entries for Rights), and not by separate certificates (or book entries), (ii) the surrender for transfer of any certificate representing shares of Common Stock (or, in the case of uncertificated shares of Common Stock, the effectuation of a book-entry transfer of such shares of Common Stock) in respect of which Rights have been issued shall also constitute the transfer of the Rights associated with such shares of Common Stock and (iii) the Rights shall be transferable only in connection with the transfer of the underlying shares of Common Stock. As of and after the Distribution Time, the Rights shall be evidenced solely by such Rights Certificates, and the Rights Certificates and the Rights shall be transferable separately from the Common Stock.

(b) The Company shall promptly notify the Rights Agent of a Distribution Time and request its transfer agent (if its transfer agent is not the Rights Agent) to give the Rights Agent a shareholder list together with all other relevant information. As soon as practicable after the Rights Agent is notified of the Distribution Time and receives such information, the Rights Agent shall send by any electronic means and/or postage prepaid mail to each record holder of Common Stock as of the Close of Business on the Distribution Time, at the address of such holder shown on the records of the Company, one or more Rights certificates, in substantially the form of Exhibit A (the "Rights Certificates"), evidencing one Right for each share of Common Stock so held, subject to adjustment as provided herein. To the extent that a Flip-in Event has also occurred, the Company may implement such procedures, as it deems appropriate in its sole discretion (but which do not affect the rights, duties, liabilities or responsibilities of the Rights Agent), to minimize the possibility that Rights Certificates are received by Persons whose Rights would be null and void under Section 7(e) and provide reasonably prompt written notice thereof to the Rights Agent. In the event that any adjustment in the number of Rights per share of Common Stock has been made pursuant to Section 11, at the time of distribution of the Rights Certificates, the Company shall make the necessary and appropriate rounding adjustments (in accordance with Section 14(a) so that Rights Certificates) representing only whole numbers of Rights are distributed and cash is paid in lieu of any fractional Rights.

(c) The Company shall make available, as promptly as practicable, a copy of a Summary of Rights to Purchase Common Stock, in substantially the form attached as Exhibit B, to any holder of Rights who may so request from time to time prior to the Expiration Time.

(d) Rights shall be issued in respect of all shares of Common Stock that are issued (whether originally issued or from the Company's treasury) after the Record Date but prior to the earlier of the Distribution Time or the Expiration Time or, in certain circumstances provided in Section 23, after the Distribution Time. Certificates representing such shares of Common Stock shall also be deemed to be certificates for Rights and shall bear a legend substantially in the following form:

This certificate also evidences and entitles the holder hereof to certain rights (the "Rights") as set forth in the Shareholder Rights Agreement, dated as of March 31, 2025 (as the same may be amended from time to time, the "Rights Agreement"), by and between Snow Lake Resources Ltd., a Manitoba corporation (the "Company"), and Endeavor Trust Corporation, the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal executive offices of the Company. Under certain circumstances, as set forth in the Rights Agreement, the Rights shall be evidenced by separate certificates and will no longer be evidenced by this certificate. The Company will mail to the holder of this certificate a copy of the Rights Agreement, as in effect on the date of mailing, without charge, promptly after receipt of a written request therefor.

Under certain circumstances set forth in the Rights Agreement, any Rights that are Beneficially Owned by any Person who is or was an Acquiring Person or a Related Person of an Acquiring Person (as such terms are defined in the Rights Agreement) or certain transferees of an Acquiring Person or of any such Related Person will become null and void and will no longer be transferable.

With respect to any book-entry shares of Common Stock, such legend shall be included in a notice to the record holder of such shares to the extent required by applicable law. With respect to certificated shares of Common Stock containing the foregoing legend, or any notice of the foregoing legend delivered to record holders of book-entry shares, until the earlier of (i) the Distribution Time or (ii) the Expiration Time, the Rights associated with such shares of Common Stock represented by certificates or registered in book-entry form shall be evidenced by such certificates alone, or such registration in book-entry form alone, and registered holders of such shares of Common Stock shall also be the registered holders of the associated Rights, and the transfer of any of such shares of Common Stock represented by such certificates or book-entries shall also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificates or book entries. In the event the Company purchases or acquires any shares of Common Stock after the Record Date but prior to the Distribution Time, any Rights associated with such shares shall be deemed cancelled and retired so that the Company shall not be entitled to exercise any Rights associated with shares of Common Stock that are no longer outstanding. The omission of any legend described in this Section 3 shall not affect the status, validity or enforceability of any part of this Agreement or the rights of any holder of the Rights.

(e) Notwithstanding any other provision hereof, the Company and the Rights Agent may amend this Agreement to provide for uncertificated Rights in addition to or in lieu of Rights evidenced by Rights Certificates, to the extent permitted by applicable law.

Section 4. Form of Rights Certificates

(a) The Rights Certificates (and the forms of election to purchase and of assignment to be printed on the reverse thereof), when and if issued, shall each be substantially in the form set forth in Exhibit A and may have such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate (but which do not affect the rights, duties, liabilities or responsibilities of the Rights Agent) and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any applicable law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange on which the Rights may from time to time be listed, or to conform to customary usage. Subject to Section 11 and Section 23, the Rights Certificates, whenever distributed, shall be dated as of the Record Date or, in the case of Rights with respect to shares of Common Stock issued or becoming outstanding after the Record Date, the same date as the date of the stock certificate evidencing such shares (or, with respect to uncertificated shares of Common Stock, the date of the issuance of such shares of Common Stock indicated in the books of the registrar and transfer agent), and on their face shall entitle the holders thereof to purchase such number of shares of Common Stock as shall be set forth therein at the price per share of Common Stock set forth therein (the "Exercise Price"), but the amount and type of securities purchasable upon the exercise of each Right and the Exercise Price thereof shall be subject to adjustment from time to time as provided in Section 11 and Section 13(a).

(b) Any Rights Certificate issued pursuant to Section 3(a), Section 11(a)(ii) or Section 23 that represents Rights Beneficially Owned by any Person known to be (i) an Acquiring Person or any Related Person of an Acquiring Person, (ii) a transferee of an Acquiring Person (or of any such Related Person) who becomes a transferee after the Acquiring Person becomes such or (iii) a transferee of an Acquiring Person (or of any such Related Person) who becomes a transferee prior to or concurrently with the Acquiring Person becoming such and receives such Rights pursuant to either (A) a transfer (whether or not for consideration) from the Acquiring Person (or any Related Person thereof) to holders of equity interests in such Acquiring Person (or any Related Person thereof) or to any Person with whom such Acquiring Person (or any Related Person thereof) has any continuing agreement, arrangement or understanding, whether or not in writing, regarding the transferred Rights or (B) a transfer which the Board has determined is part of a plan, agreement, arrangement or understanding which has as a primary purpose or effect of avoidance of Section 7(e), and any Rights Certificate issued pursuant to Section 6 or Section 11 upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain (to the extent feasible) the following legend:

The Rights represented by this Rights Certificate are or were Beneficially Owned by an Acquiring Person or a Related Person of an Acquiring Person (as such terms are defined in the Shareholder Rights Agreement, dated as of March 31, 2025 (as the same may be amended from time to time, the "Rights Agreement"), by and between Snow Lake Resources Ltd. and Endeavor Trust Corporation (and any successor rights agent)) or a certain transferee of an Acquiring Person or of any such Related Person. Accordingly, this Rights Certificate and the Rights represented hereby will become null and void in the circumstances specified in Section 7(e) of such Rights Agreement.

The absence of the foregoing legend on any Rights Certificate shall in no way affect any of the other provisions of this Agreement, including the provisions of Section 7(e).

Section 5. Countersignature and Registration

(a) The Rights Certificates shall be executed on behalf of the Company by its Chief Executive Officer, President, Chief Financial Officer, Secretary or Treasurer, or any other authorized officer of the Company, either manually or by facsimile or other electronic signature. The Rights Certificates shall be countersigned manually or by facsimile or other electronic signature by the Rights Agent and shall not be valid for any purpose unless so countersigned. In case any officer of the Company who shall have signed or attested any of the Rights Certificates shall cease to be such officer of the Company before countersignature by the Rights Agent and issuance and delivery by the Company, such Rights Certificates, nevertheless, may be countersigned by the Rights Agent and issued and delivered by the Company with the same force and effect as though the person who signed or attested such Rights Certificates had not ceased to be such officer of the Company; and any Rights Certificates may be signed or attested on behalf of the Company by any person who, at the actual date of the execution of such Rights Certificate, shall be a proper officer of the Company to sign or attest such Rights Certificate, although at the date of the execution of this Agreement any such person was not such an officer.

(b) Following the Distribution Time, the Rights Agent shall keep or cause to be kept, at its principal office or offices designated as the appropriate place for surrender of Rights Certificates upon exercise or transfer, books for registration and transfer of the Rights Certificates issued hereunder. Such books shall show the names and addresses of the respective holders of the Rights Certificates, the number of Rights evidenced on its face by each of the Rights Certificates and the certificate number and the date of each of the Rights Certificates.

Section 6. Transfer, Split Up, Combination and Exchange of Rights Certificates; Mutilated, Destroyed, Lost or Stolen Rights Certificates

(a) Subject to Section 4(b), Section 7(e) and Section 14, at any time after the Close of Business on the Distribution Time, and at or prior to the Close of Business on the Expiration Time, any Rights Certificate (other than Rights Certificates representing Rights that have become null and void pursuant to Section 7(e), that have been redeemed pursuant to Section 24 or that have been exchanged pursuant to Section 25) may be transferred, split up, combined or exchanged for another Rights Certificate, entitling the registered holder to purchase a like number of shares of Common Stock (or, following a Triggering Event, other securities, cash or other assets, as the case may be) as the Rights Certificate surrendered then entitled such holder (or former holder in the case of a transfer) to purchase. Any registered holder desiring to transfer, split up, combine or exchange any Rights Certificate shall make such request in writing delivered to the Rights Agent and shall surrender the Rights Certificate to be transferred, split up, combined or exchanged, with the form of assignment and certificate contained therein properly completed and duly executed and with all signatures guaranteed from an eligible guarantor institution participating in a signature guarantee program approved by the Securities Transfer Association (a "Signature Guarantee"), at the offices of the Rights Agent designated for such purpose. Neither the Rights Agent nor the Company shall be obligated to take any action whatsoever with respect to the transfer, split up, combination or exchange of any such surrendered Rights Certificate until the registered holder has properly completed and duly executed the certificate contained in the form of assignment on the reverse side of such Rights Certificate accompanied by a Signature Guarantee and such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) or Related Persons thereof as the Company or the Rights Agent reasonably requests. Thereupon the Rights Agent shall, subject to Section 4(b), Section 7(e), Section 14 and Section 25, countersign and deliver to the Person entitled thereto a Rights Certificate or Rights Certificates, as the case may be, as so requested. The Company may require payment of a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any transfer, split up, combination or exchange of Rights Certificates. If and to the extent the Company does require payment of any such taxes or charges, the Company shall give the Rights Agent prompt written notice thereof and the Rights Agent shall not be obligated to deliver any Rights Certificate unless and until it is satisfied that all such payments have been made, and the Rights Agent shall forward any such sum collected by it to the Company or to such Persons as the Company specifies by written notice. The Rights Agent shall have no duty or obligation to take any action with respect to a Rights holder under this Agreement that requires the payment by such Rights holder of any tax or governmental charge unless and until the Rights Agent is satisfied that all such taxes and charges have been paid.

(b) Upon receipt by the Company and the Rights Agent of evidence reasonably satisfactory to them of the loss, theft, destruction or mutilation of a valid Rights Certificate, and, in case of loss, theft or destruction, of indemnity or security satisfactory to them, and reimbursement to the Company and the Rights Agent of all reasonable expenses incidental thereto, and upon surrender to the Rights Agent and cancellation of the Rights Certificates if mutilated, the Company shall prepare, execute and deliver a new Rights Certificate of like tenor to the Rights Agent for countersignature and delivery to the registered owner in lieu of the Rights Certificate so lost, stolen, destroyed or mutilated.

Section 7. Exercise of Rights; Exercise Price; Expiration Time of Rights

(a) Subject to Section 7(e), the registered holder of any Rights Certificate may exercise the Rights evidenced thereby (except as otherwise provided herein including the restrictions on exercisability set forth in Section 7(c), Section 9(c), Section 11(a)(iii) and Section 24(a)) in whole or in part at any time after the Distribution Time upon surrender of the Rights Certificate, with the form of election to purchase and the certificate on the reverse side thereof properly completed and duly executed, to the Rights Agent at the principal office or offices of the Rights Agent designated for such purpose, accompanied by a Signature Guarantee and such other documentation as the Rights Agent may reasonably request together with payment of the aggregate Exercise Price with respect to the total number of shares of Common Stock (or other securities, cash or other assets, as the case may be) as to which such surrendered Rights are then exercisable, at or prior to the earliest of (i) the Close of Business on March 31, 2028 (the "Final Expiration Time"), (ii) the time at which the Rights are redeemed as provided in Section 24, (iii) the time at which such Rights are exchanged pursuant to Section 25 or (iv) the closing of any merger or other acquisition transaction involving the Company pursuant to an agreement of the type described in Section 13(f), at which time, the Rights are terminated (the earliest of (i), (ii), (iii) and (iv) being herein referred to as the "Expiration Time").

(b) The Exercise Price for each share of Common Stock pursuant to the exercise of a Right shall initially be US$1.75, and shall be subject to adjustment from time to time as provided in Section 11 and Section 13(a) and shall be payable in accordance with Section 7(c).

(c) Upon receipt of a Rights Certificate representing exercisable Rights, with the form of election to purchase and the certificate properly completed and duly executed, accompanied by payment, with respect to each Right so exercised, of the Exercise Price for the shares of Common Stock (or other securities, cash or other assets, as the case may be) to be purchased as set forth below and an amount equal to any applicable transfer tax or charge required to be paid by the holder of the Rights Certificate in accordance with Section 9(e), the Rights Agent shall, subject to Section 21(n), thereupon promptly (i) (A) requisition from any transfer agent of the shares of Common Stock (or make available, if the Rights Agent is the transfer agent for such shares) certificates for the total number of shares of Common Stock to be purchased and the Company hereby irrevocably authorizes its transfer agent to comply with all such requests or (B) if the Company has elected to deposit the total number of shares of Common Stock issuable upon exercise of the Rights hereunder with a depositary agent, requisition from the depositary agent depositary receipts representing such number of shares of Common Stock as are to be purchased (in which case certificates for the shares of Common Stock represented by such receipts shall be deposited by the transfer agent with the depositary agent) and the Company shall direct the depositary agent to comply with such request, (ii) requisition from the Company the amount of cash, if any, to be paid in lieu of fractional shares in accordance with Section 14, (iii) after receipt of such certificates or depositary receipts, cause the same to be delivered to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder and (iv) after receipt thereof, deliver such cash, if any, to or upon the order of the registered holder of such Rights Certificate. The payment of the Exercise Price (as such amount may be reduced pursuant to Section 11(a)(iii)) shall be made in cash or by certified bank check or bank draft payable to the order of the Company. In the event that the Company is obligated to issue other securities of the Company, pay cash and/or distribute other property pursuant to Section 11(a), the Company shall make all arrangements necessary so that such other securities, cash and/or other property are available for distribution by the Rights Agent, if and when necessary to comply with the terms of this Agreement, and until so received, the Rights Agent shall have no duties or obligations with respect to such securities, cash and/or other property. The Company reserves the right to require prior to the occurrence of a Triggering Event that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Common Stock would be issued.

(d) In case the registered holder of any Rights Certificate exercises less than all the Rights evidenced thereby, a new Rights Certificate evidencing Rights equivalent to the Rights remaining unexercised shall be issued by the Rights Agent and delivered to, or upon the order of, the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder, subject to Section 14.

(e) Notwithstanding anything in this Agreement to the contrary, from and after the first occurrence of a Flip-in Event, any Rights Beneficially Owned by (i) an Acquiring Person or any Related Person of an Acquiring Person, (ii) a transferee of an Acquiring Person (or of any such Related Person) who becomes a transferee after the Acquiring Person becomes such or (iii) a transferee of an Acquiring Person (or of any such Related Person) who becomes a transferee prior to or concurrently with the Acquiring Person becoming such and receives such Rights pursuant to either (A) a transfer (whether or not for consideration) from the Acquiring Person (or any Related Person thereof) to holders of equity interests in such Acquiring Person (or any Related Person thereof) or to any Person with whom such Acquiring Person (or any Related Person thereof) has any continuing agreement, arrangement or understanding, whether or not in writing, regarding the transferred Rights or (B) a transfer which the Board has determined is part of an agreement, arrangement or understanding which has as a primary purpose or effect the avoidance of this Section 7(e), shall become null and void without any further action and no holder of such Rights shall have any rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The Company shall notify the Rights Agent in writing when this Section 7(e) applies and shall use commercially reasonable efforts to ensure that the provisions of this Section 7(e) and Section 4(b) are complied with, but neither the Company nor the Rights Agent shall have any liability to any holder of Rights or other Person (without limiting the rights of the Rights Agent under Section 18(b)) as a result of the Company's failure to make any determinations with respect to an Acquiring Person or any of its Related Persons or transferees hereunder.

(f) Notwithstanding anything in this Agreement to the contrary, neither the Rights Agent nor the Company shall be obligated to undertake any action with respect to a registered holder upon the occurrence of any purported exercise as set forth in this Section 7 unless such registered holder has (i) properly completed and duly executed the certificate contained in the form of election to purchase set forth on the reverse side of the Rights Certificate surrendered for such exercise and (ii) provided such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) or Related Persons thereof as the Company or the Rights Agent reasonably requests.

Section 8. Cancellation and Destruction of Rights Certificates. All Rights Certificates surrendered for the purpose of exercise, transfer, split up, combination or exchange shall, if surrendered to the Company or any of its agents, be delivered to the Rights Agent for cancellation or in cancelled form, or, if surrendered to the Rights Agent, shall be cancelled by it, and no Rights Certificates shall be issued in lieu thereof, except as expressly permitted by this Agreement. The Company shall deliver to the Rights Agent for cancellation and retirement, and the Rights Agent shall so cancel and retire, any other Rights Certificates purchased or acquired by the Company otherwise than upon the exercise thereof. At the expense of the Company, the Rights Agent shall deliver all cancelled Rights Certificates to the Company, or shall, at the written request of the Company, destroy or cause to be destroyed such cancelled Rights Certificates, and in such case shall deliver a certificate of destruction thereof, executed by the Rights Agent, to the Company.

Section 9. Reservation and Availability of Capital Stock

(a) The Company shall cause to be reserved and kept available out of its authorized and unissued shares of Common Stock (and/or, as applicable following the occurrence of a Triggering Event, out of its authorized and unissued shares of other securities), or out of its authorized and issued shares of Common Stock (and/or other securities) held in its treasury, the number of shares of Common Stock (and/or, as applicable following the occurrence of a Triggering Event, other securities) that, as provided in this Agreement, including Section 11(a)(iii), shall be sufficient to permit the exercise in full of all outstanding Rights.

(b) So long as the shares of Common Stock (and/or, as applicable following the occurrence of a Triggering Event, other securities) issuable and deliverable upon the exercise of the Rights may be listed on any national securities exchange, the Company shall use commercially reasonable efforts to cause, from and after such time as the Rights become exercisable, all shares (and other securities, if any) reserved for such issuance to be listed on such exchange, upon official notice of issuance upon such exercise.

(c) If the Company is required to file a registration statement pursuant to the Act with respect to the securities purchasable upon exercise of the Rights, the Company shall use commercially reasonable efforts to (i) prepare and file, as soon as practicable following the earliest date after the first occurrence of a Flip-in Event on which the consideration to be delivered by the Company upon exercise of the Rights has been determined in accordance with Section 11(a)(iii), or as soon as is required by applicable law following the Distribution Time, as the case may be, a registration statement under the Act with respect to the securities purchasable upon exercise of the Rights on an appropriate form, (ii) cause such registration statement to become effective as soon as practicable after such filing and (iii) cause such registration statement to remain effective (with a prospectus at all times meeting the requirements of the Act) until the earlier of (A) the date as of which the Rights are no longer exercisable for such securities and (B) the Expiration Time. The Company shall also take such action as may be appropriate under, or to ensure compliance with, the securities or "blue sky" laws of the various states in connection with the exercisability of the Rights. The Company may temporarily suspend (with prompt written notice to the Rights Agent), for a period of time not to exceed ninety (90) days after the date set forth in clause (i) of the first sentence of this Section 9(c), the exercisability of the Rights in order to prepare and file such registration statement and permit it to become effective. Upon any such suspension, the Company shall issue a public announcement (with prompt written notice thereof to the Rights Agent) stating that the exercisability of the Rights has been temporarily suspended, as well as a public announcement (with prompt written notice thereof to the Rights Agent) at such time as the suspension is no longer in effect. In addition, if the Company determines that a registration statement is required following the Distribution Time, and a Flip-in Event has not occurred, the Company may temporarily suspend (with prompt written notice thereof to the Rights Agent) the exercisability of Rights until such time as a registration statement has been declared effective. Notwithstanding any provision of this Agreement to the contrary, the Rights shall not be exercisable in any jurisdiction if the requisite qualification or exemption in such jurisdiction shall not have been obtained, the exercise thereof shall not be permitted under applicable law or a registration statement shall not have been declared effective.

(d) The Company shall take all such actions as may be necessary to ensure that all shares of Common Stock (and/or, as applicable following the occurrence of a Triggering Event, other securities) delivered upon exercise of Rights shall, at the time of delivery of the certificates for such shares and/or other securities (subject to payment of the Exercise Price), be duly and validly authorized and issued and fully paid and non-assessable.

(e) The Company shall be responsible for the payment of any and all transfer taxes and governmental charges that may be payable in respect of the issuance or delivery of the Rights Certificates and of any certificates for shares of Common Stock (and/or other securities) upon the exercise of any Rights. The Company shall not, however, be required to pay any tax or charge that may be payable in respect of any transfer or delivery of Rights Certificates to a Person other than, or the issuance or delivery of a number of shares of Common Stock (and/or other securities) in respect of a name other than that of, the registered holder of the Rights Certificates evidencing Rights surrendered for exercise or to issue or deliver any certificates for a number of shares of Common Stock (and/or other securities) in a name other than that of the registered holder upon the exercise of any Rights until such tax has been paid (any such tax being payable by the holder of such Rights Certificate at the time of surrender) or until it has been established to the Company's satisfaction that no such tax or charge is due.

Section 10. Common Stock Record Date. Each Person in whose name any certificate for shares of Common Stock (and/or other securities) is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of such shares of Common Stock (and/or other securities) represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered and payment of the Exercise Price (and all applicable transfer taxes) was made; provided, however, that if the date of such surrender and payment is a date upon which the applicable transfer books of the Company are closed, such Person shall be deemed to have become the record holder of such securities (fractional or otherwise) on, and such certificate shall be dated, the next succeeding Business Day on which the applicable transfer books of the Company are open; provided, further, that if delivery of a number of shares of Common Stock (and/or other securities) is delayed pursuant to Section 9(c), such Persons shall be deemed to have become the record holders of such number of shares of Common Stock (and/or other securities) only when such shares of Common Stock (and/or other securities) first become deliverable. Prior to the exercise of the Rights evidenced thereby, the holder of a Rights Certificate shall not be entitled to any rights of a shareholder of the Company with respect to shares or other securities for which the Rights are exercisable, including the right to vote, to receive dividends or other distributions or to exercise any preemptive rights, and shall not be entitled to receive any notice of any proceedings of the Company, except as provided herein.

Section 11. Adjustment of Exercise Price, Number and Kind of Shares or Number of Rights. The Exercise Price, the number and kind of shares covered by each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 11.

(a) (i) In the event the Company at any time after the date of this Agreement (A) declares a dividend on any outstanding shares of Common Stock payable in shares of Common Stock, (B) subdivides any outstanding shares of Common Stock, (C) combines any outstanding shares of Common Stock into a smaller number of shares or (D) issues any shares of its capital stock in a reclassification of the Common Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing or surviving entity), except as otherwise provided in this Section 11(a) and Section 7(e), the Exercise Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or reclassification, and the number and kind of shares (or fractions thereof) of Common Stock or capital stock, as the case may be, issuable on such date, shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive, upon payment of the Exercise Price then in effect, the aggregate number and kind of shares (or fractions thereof) of Common Stock or capital stock, as the case may be, which, if such Right had been exercised immediately prior to such date and at a time when the applicable transfer books of the Company were open, such holder would have owned upon such exercise and been entitled to receive by virtue of such dividend, subdivision, combination or reclassification. If an event occurs that would require an adjustment under both this Section 11(a)(i) and Section 11(a)(ii), the adjustment provided for in this Section 11(a)(i) shall be in addition to, and shall be made prior to, any adjustment required pursuant to Section 11(a)(ii).

(ii) Subject to Section 25, in the event any Person (other than any Exempt Person) becomes an Acquiring Person (such event, a "Flip-in Event"), unless the event causing such Person to become an Acquiring Person is a Flip-over Event, then proper provision shall be made so that promptly following the Redemption Period, each holder of a Right (except as provided below and in Section 7(e)) thereafter has the right to receive, upon exercise thereof at a price equal to the Exercise Price in accordance with the terms of this Agreement, in lieu of the number of shares of Common Stock otherwise receivable upon exercise, such number of shares of Common Stock as shall be equal to the result obtained by (A) multiplying the Exercise Price by the then number of shares of Common Stock for which a Right was exercisable immediately prior to the first occurrence of a Flip-in Event and (B) dividing that product (which, following such first occurrence shall thereafter be referred to as the "Exercise Price" for each Right and for all purposes of this Agreement) by fifty percent (50%) of the Current Market Price per share of Common Stock on the date of such first occurrence (such number of shares, the "Adjustment Shares").

(iii) In the event that the number of shares of Common Stock authorized by the Charter, but not outstanding or reserved for issuance for purposes other than upon exercise of the Rights, is not sufficient to permit the exercise in full of the Rights in accordance with Section 11(a)(ii), the Board shall, to the extent permitted by applicable law, the Charter and by any agreements or instruments then in effect to which the Company is a party, (A) determine the excess of (1) the value of the Adjustment Shares issuable upon the exercise of a Right (the "Current Value") over (2) the Exercise Price (such excess being the "Spread") and (B) with respect to each Right (subject to Section 7(e)), make adequate provision to substitute for some or all of the Adjustment Shares, upon the exercise of a Right and payment of the applicable Exercise Price, (1) cash, (2) a reduction in the Exercise Price, (3) shares or fractions of a share of preferred stock or other equity securities of the Company (including shares, or units of shares, of preferred stock, which the Board has determined to have substantially the same value or economic rights as shares of Common Stock) (such shares of equity securities being herein called "Common Stock Equivalents"), (4) debt securities of the Company, (5) other assets or (6) any combination of the foregoing, having an aggregate value equal to the Current Value (less the amount of any reduction in the Exercise Price), where such aggregate value has been determined by the Board based upon the advice of a nationally recognized investment banking firm selected by the Board; provided, however, that if the Company has not made adequate provision to deliver value pursuant to clause (B) above within thirty (30) days following the later of (x) the first occurrence of a Flip-in Event and (y) the date on which the Redemption Period expires (the later of (x) and (y) being referred to herein as the "Flip-in Trigger Date"), then the Company shall be obligated to deliver, to the extent permitted by applicable law and the Charter, upon the surrender for exercise of a Right and without requiring payment of the Exercise Price, shares of Common Stock (to the extent available), and then, if necessary, such number or fractions of shares of preferred stock (to the extent available) and then, if necessary, cash, which shares and/or cash have an aggregate value equal to the Spread. If, upon the occurrence of a Flip-in Event, the Board determines in good faith that it is likely that sufficient additional shares of Common Stock could be authorized for issuance upon exercise in full of the Rights, the thirty (30)-day period set forth above may be extended to the extent necessary, but not more than ninety (90) days after the Flip-in Trigger Date, in order that the Company may seek shareholder approval for the authorization of such additional shares (such thirty (30)-day period, as it may be extended, the "Substitution Period"). To the extent the Company determines that action should be taken pursuant to the first sentence or third sentence of this Section 11(a)(iii), the Company (x) shall provide, subject to Section 7(e), that such action shall apply uniformly to all outstanding Rights and (y) may suspend the exercisability of the Rights until the expiration of the Substitution Period in order to seek such shareholder approval for authorization of additional shares and/or to decide the appropriate form of distribution to be made pursuant to such first sentence and to determine the value thereof. In the event of any such suspension, the Company shall issue a public announcement stating that the exercisability of the Rights has been temporarily suspended, as well as a public announcement at such time as the suspension is no longer in effect (with prompt written notice of such announcements to the Rights Agent). For purposes of this Section 11(a)(iii), the value of each Adjustment Share shall be the Current Market Price per share of Common Stock on the Flip-in Trigger Date, and the value of any Common Stock Equivalent shall be deemed to equal the Current Market Price per share of the Common Stock on such date. The Board may establish procedures to allocate the right to receive shares of Common Stock upon the exercise of the Rights among holders of Rights pursuant to this Section 11(a)(iii).

(b) In case the Company fixes a record date for the issuance of rights (other than the Rights), options or warrants to all holders of Common Stock entitling them to subscribe for or purchase (for a period expiring within forty-five (45) days after such record date) Common Stock (or shares having the same rights, privileges and preferences as the shares of Common Stock ("Equivalent Common Stock")) or securities convertible into Common Stock or Equivalent Common Stock at a price per share of Common Stock or per share of Equivalent Common Stock (or having a conversion price per share, if a security convertible into Common Stock or Equivalent Common Stock) less than the Current Market Price per share of Common Stock on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the number of shares of Common Stock and/or Equivalent Common Stock outstanding on such record date, plus the number of shares of Common Stock and/or Equivalent Common Stock which the aggregate offering price of the total number of shares of Common Stock and/or Equivalent Common Stock so to be offered (and/or the aggregate initial conversion price of the convertible securities so to be offered) would purchase at such Current Market Price, and the denominator of which shall be the number of shares of Common Stock and/or Equivalent Common Stock outstanding on such record date, plus the number of additional shares of Common Stock and/or Equivalent Common Stock to be offered for subscription or purchase (or into which the convertible securities so to be offered are initially convertible). In case such subscription price may be paid by delivery of consideration part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights. Shares of Common Stock and Equivalent Common Stock owned by or held for the account of the Company shall not be deemed outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, the Exercise Price shall be adjusted to be the Exercise Price which would then be in effect if such record date had not been fixed.

(c) In case the Company fixes a record date for a distribution to all holders of Common Stock (including any such distribution made in connection with a consolidation or merger in which the Company is the continuing or surviving entity) of evidences of indebtedness, cash (other than a regular periodic cash dividend out of the earnings or retained earnings of the Company), assets (other than a dividend payable in Common Stock, but including any dividend payable in stock other than Common Stock) or subscription rights, options or warrants (excluding those referred to in Section 11(b)), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the Current Market Price per share of Common Stock on such record date, less the fair market value (as determined in good faith by the Board, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights) of the portion of the cash, assets or evidences of indebtedness so to be distributed or of such subscription rights or warrants applicable to a share of Common Stock and the denominator of which shall be such Current Market Price per share of Common Stock. Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price that would have been in effect if such record date had not been fixed.

(d) For the purpose of any computation hereunder, other than computations made pursuant to Section 11(a)(iii), the "Current Market Price" per share of common stock (or similar equity interest) of an issuer on any date shall be deemed to be the average of the daily Closing Prices per share of such common stock (or other security) for the thirty (30) consecutive Trading Days immediately prior to but not including such date, and for purposes of computations made pursuant to Section 11(a)(iii), the "Current Market Price" per share of Common Stock on any date shall be deemed to be the average of the daily Closing Prices per share of such Common Stock for the ten (10) consecutive Trading Days immediately following but not including such date; provided, however, that in the event that the Current Market Price per share of common stock (or other security) of an issuer is determined during a period following the announcement by the issuer of such common stock (or other security) of (A) a dividend or distribution on such common stock (or other security) payable in shares of such common stock (or other security) or securities convertible into shares of such common stock (or other security) (other than the Rights) or (B) any subdivision, combination or reclassification of such common stock (or other security), and the ex-dividend date for such dividend or distribution, or the record date for such subdivision, combination or reclassification shall not have occurred prior to the commencement of the requisite thirty (30) Trading Day or ten (10) Trading Day period, as set forth above, then, and in each such case, the "Current Market Price" shall be properly adjusted, as determined in good faith by the Board, to take into account any trading during the period prior to such ex-dividend date or record date. If an issuer's shares of common stock (or other security) are not publicly held or not so listed or traded, "Current Market Price" per share shall mean the fair value per share as determined in good faith by the Board, whose determination shall be described in a statement filed with the Rights Agent and shall be conclusive for all purposes.

(e) Notwithstanding anything in this Agreement to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one percent (1%) in the Exercise Price; provided, however, that any adjustments which by reason of this Section 11(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 11 shall be made to the nearest cent or to the nearest one ten-thousandth of a share of Common Stock or one ten-thousandth of any other share or security, as the case may be. Notwithstanding the first sentence of this Section 11(e), any adjustment required by this Section 11 shall be made no later than the earlier of (i) three (3) years from the date of the transaction which mandates such adjustment or (ii) the Expiration Time.

(f) If as a result of an adjustment made pursuant to Section 11(a)(ii) or Section 13(a), the holder of any Right thereafter exercised becomes entitled to receive any shares of capital stock other than Common Stock, thereafter the number of such other shares so receivable upon exercise of any Right and the Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in Section 11(a), (b), (c), (e), (g), (h), (i), (j), (k) and (m), and the provisions of Section 7, 9, 10, 13 and 14 with respect to the Common Stock shall apply on like terms to any such other shares.

(g) All Rights originally issued by the Company subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of shares of Common Stock (or other securities, other assets or amount of cash or combination thereof) purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

(h) Unless the Company has exercised its election as provided in Section 11(i), upon each adjustment of the Exercise Price as a result of the calculations made in Section 11(b) and Section 11(c), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of shares of Common Stock (calculated to the nearest one-ten thousandth) obtained by (i) multiplying (A) the number of shares of Common Stock covered by a Right immediately prior to this adjustment, by (B) the Exercise Price in effect immediately prior to such adjustment of the Exercise Price and (ii) dividing the product so obtained by the Exercise Price in effect immediately after such adjustment of the Exercise Price.

(i) The Company may elect on or after the date of any adjustment of the Exercise Price to adjust the number of Rights, in lieu of any adjustment in the number of shares of Common Stock purchasable upon the exercise of a Right. Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of shares of Common Stock for which a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest one ten-thousandth) obtained by dividing the Exercise Price in effect immediately prior to adjustment of the Exercise Price by the Exercise Price in effect immediately after adjustment of the Exercise Price. The Company shall make a public announcement (with prompt written notice thereof to the Rights Agent) of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the Exercise Price is adjusted or any day thereafter, but, if the Rights Certificates have been issued, shall be at least ten (10) days later than the date of the public announcement. If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Section 11(i), the Company shall, as promptly as practicable, cause to be distributed to holders of record of Rights Certificates on such record date Rights Certificates evidencing, subject to Section 14, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Company, shall cause to be distributed to such holders of record in substitution and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Company, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for herein (and may bear, at the option of the Company, the adjusted Exercise Price) and shall be registered in the names of the holders of record of Rights Certificates on the record date specified in the public announcement.

(j) Irrespective of any adjustment or change in the Exercise Price or the number of shares of Common Stock issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price and the number of shares of Common Stock which were expressed in the initial Rights Certificates issued hereunder.

(k) Before taking any action that would cause an adjustment reducing the Exercise Price below the then par value, if any, of the Common Stock issuable upon exercise of the Rights, the Company shall take any corporate action which may, upon advice of its counsel, be necessary in order that the Company may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Exercise Price.

(l) In any case in which this Section 11 requires that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Company may elect to defer (with prompt written notice thereof to the Rights Agent) until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of shares of Common Stock and other capital stock or securities of the Company, if any, issuable upon such exercise over and above the number of shares of Common Stock and other capital stock or securities of the Company, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment (and shall provide the Rights Agent prompt written notice of such election); provided, however, that the Company shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional shares (fractional or otherwise) or securities upon the occurrence of the event requiring such adjustment.

(m) Notwithstanding anything in this Section 11 to the contrary, the Company shall be entitled (but not obligated) to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 11, as and to the extent that the Board, in its good faith judgment, shall determine to be advisable in order that any (i) consolidation or subdivision of the outstanding shares of Common Stock, (ii) issuance wholly for cash of any shares of Common Stock at less than the Current Market Price, (iii) issuance wholly for cash of shares of Common Stock or securities that by their terms are convertible into or exchangeable for shares of Common Stock, (iv) stock dividends or (v) issuance of rights, options or warrants referred to in this Section 11, hereafter made by the Company to holders of Common Stock shall not be taxable to such shareholders.

(n) The Company shall not, at any time after the Distribution Time, (i) consolidate with any other Person (other than a direct or indirect, wholly-owned Subsidiary of the Company in a transaction that complies with Section 11(o)), (ii) merge with or into any other Person (other than a direct or indirect, wholly-owned Subsidiary of the Company in a transaction that complies with Section 11(o)) or (iii) sell or transfer (or permit any Subsidiary to sell or transfer), in one transaction, or a series of related transactions, assets, cash flow or earning power aggregating to fifty percent (50%) or more of the assets, cash flow or earning power of the Company and its Subsidiaries (taken as a whole) to any other Person or Persons (other than the Company or any of its Subsidiaries in one or more transactions each of which complies with Section 11(o)), if (A) at the time of or immediately after such consolidation, merger, sale or transfer there are any rights, warrants or other instruments or securities outstanding or agreements in effect that would substantially diminish or otherwise eliminate the benefits intended to be afforded by the Rights or (B) prior to, simultaneously with or immediately after such consolidation, merger, sale or transfer, the shareholders of the Person who constitute, or would constitute, the "Flip-over Party" for purposes of Section 13(a) shall have received a distribution of Rights previously owned by such Person or any of its Related Persons; provided, however, that this Section 11(n) shall not affect the ability of any Subsidiary of the Company to consolidate with, merge with or into, or sell or transfer assets of earning power to, any other Subsidiary of the Company.

(o) After the Distribution Time and as long as any Rights are outstanding (other than Rights that have become null and void pursuant to Section 7(e)), the Company shall not, except as permitted by Section 24, Section 25 or Section 28, take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

(p) Notwithstanding anything in this Agreement to the contrary, in the event that the Company at any time after the Rights Dividend Declaration Date and prior to the Distribution Time (i) declares a dividend on the outstanding shares of Common Stock payable in shares of Common Stock, (ii) subdivides any outstanding shares of Common Stock, (iii) combines any of the outstanding shares of Common Stock into a smaller number of shares or (iv) issues any shares of its capital stock in a reclassification of the Common Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing or surviving entity), then the number of Rights associated with each share of Common Stock then outstanding, or issued or delivered thereafter but prior to the Distribution Time, shall be proportionately adjusted so that the number of Rights thereafter associated with each share of Common Stock following any such event equals the result obtained by multiplying the number of Rights associated with each share of Common Stock immediately prior to such event by a fraction the numerator of which shall be the total number of shares of Common Stock outstanding immediately prior to the occurrence of the event and the denominator of which shall be the total number of shares of Common Stock outstanding immediately following the occurrence of such event. The adjustments provided for in this Section 11(p) shall be made successively whenever such a dividend is declared or paid or such a subdivision, combination or reclassification is effected. If an event occurs that would require an adjustment under Section 11(a)(ii) and this Section 11(p), the adjustments provided for in this Section 11(p) shall be in addition and prior to any adjustment required pursuant to Section 11(a)(ii).

Section 12. Certificate of Adjusted Exercise Price or Number of Shares. Whenever an adjustment is made as provided in Section 11 or Section 13, the Company shall (a) promptly prepare a certificate setting forth such adjustment and a brief, reasonably detailed statement of the facts and computations accounting for such adjustment, (b) promptly file with the Rights Agent, and with the transfer agent for the Common Stock, a copy of such certificate and (c) if a Distribution Time has occurred, mail a brief summary thereof to each holder of a Rights Certificate in accordance with Section 27. Notwithstanding the foregoing sentence, the failure of the Company to make such certification, give such notice or mail such summary shall not affect the validity of or the force or effect of the requirement for such adjustment. Any adjustment to be made pursuant to Section 11 or Section 13 shall be effective as of the date of the event giving rise to such adjustment. The Rights Agent shall be fully protected in relying on any such certificate and on any adjustment therein contained and shall have no duty or liability with respect to, and shall not be deemed to have knowledge of, such adjustment unless and until it shall have received such certificate.

Section 13. Consolidation, Merger or Sale or Transfer of Assets, Cash Flow or Earning Power

(a) In the event that, following the Share Acquisition Date, directly or indirectly, (i) the Company shall consolidate with, or merge with and into, any other Person (other than a direct or indirect, wholly-owned Subsidiary of the Company in a transaction that complies with Section 11(o)), and the Company is not the continuing or surviving entity of such consolidation or merger, (ii) any Person (other than a direct or indirect, wholly-owned Subsidiary of the Company in a transaction that complies with Section 11(o)) shall engage in a share exchange with or shall consolidate with, or merge with or into, the Company, and the Company is the continuing or surviving entity of such consolidation or merger and, in connection with such share exchange, consolidation or merger, all or part of the outstanding shares of Common Stock is converted into or exchanged for stock or other securities of any other Person or cash or any other property or (iii) the Company sells or otherwise transfers (or one or more of its direct or indirect, wholly-owned Subsidiaries sells or otherwise transfers) in one transaction or a series of related transactions, assets, cash flow or earning power aggregating to fifty percent (50%) or more of the assets, cash flow or earning power of the Company and its Subsidiaries (taken as a whole) to any Person or Persons (other than the Company or any of its direct or indirect, wholly-owned Subsidiaries in one or more transactions each of which complies with Section 11(o)) (any event described in clause (i), (ii) or (iii) of this Section 13(a) following the Share Acquisition Date, a "Flip-over Event"), then, and in each such case, proper provision shall be made so that: (A) each holder of a Right, except as provided in Section 7(e), shall have the right to receive upon the exercise thereof at the Exercise Price in accordance with the terms of this Agreement, in lieu of the number of shares of Common Stock otherwise receivable upon exercise, such number of validly authorized and issued, fully paid, non-assessable and freely tradeable shares of Flip-over Stock, not subject to any liens, encumbrances, rights of first refusal or other adverse claims, as shall be equal to the result obtained by (1) multiplying the Exercise Price by the number of shares of Common Stock for which a Right is exercisable immediately prior to the first occurrence of a Flip-over Event (or, if a Flip-in Event has occurred prior to the first occurrence of a Flip-over Event, multiplying the number of such shares of Common Stock for which a Right was exercisable immediately prior to the first occurrence of a Flip-in Event by the Exercise Price in effect immediately prior to such first occurrence) and (2) dividing that product (which, following the first occurrence of a Flip-over Event, shall be referred to as the "Exercise Price" for each Right and for all purposes of this Agreement) by fifty percent (50%) of the Current Market Price (determined pursuant to Section 11(d)) per share of the Flip-over Stock on the date of consummation of such Flip-over Event; (B) such Flip-over Party shall thereafter be liable for, and shall assume, by virtue of such Flip-over Event, all the obligations and duties of the Company pursuant to this Agreement; (C) the term "Company" shall thereafter be deemed to refer to such Flip-over Party, it being specifically intended that the provisions of Section 11 shall apply only to such Flip-over Party following the first occurrence of a Flip-over Event; (D) such Flip-over Party shall take such steps (including the reservation of a sufficient number of shares of Flip-over Stock) in connection with the consummation of any such transaction as may be necessary to assure that the provisions hereof shall thereafter be applicable, as nearly as reasonably may be, in relation to its shares of Common Stock thereafter deliverable upon the exercise of the Rights; and (E) the provisions of Section 11(a)(ii) shall be of no effect following the first occurrence of any Flip-over Event.

(b)  "Flip-over Party" shall mean:

(i) in the case of any transaction described in Section 13(a)(i) or (ii), (A) the Person (including the Company as successor thereto or as the surviving entity) that is the issuer of any securities into which shares of Common Stock are converted or exchanged in such share exchange, consolidation or merger, or, if there is more than one such issuer, the issuer whose common stock (or similar equity interest) has the highest aggregate market value; and (B) if no securities are so issued, (1) the Person that is the other party to such merger, if such Person survives the merger, or, if there is more than one such Person, the Person whose common stock (or similar equity interest) has the highest aggregate market value, (2) if the Person that is the other party to such share exchange, consolidation or merger does not survive the merger, the Person that does survive the merger (including the Company, if it survives) or (3) the Person resulting from the consolidation; and

(ii) in the case of any transaction described in Section 13(a)(iii), the Person that is the party receiving the greatest portion of the assets, cash flow or earning power transferred pursuant to such transaction or transactions, or, if each Person that is a party to such transaction or transactions receives the same portion of the assets, cash flow or earning power transferred pursuant to such transaction or transactions or if the Person receiving the greatest portion of the assets, cash flow or earning power cannot be determined, whichever such Person the common stock (or similar equity interest) of which has the highest aggregate market value;

provided, however, that in any such case described in the foregoing clause (i) or (ii) of this Section 13(b), (x) if the common stock (or similar equity interest) of such Person is not at such time and has not been continuously over the preceding twelve (12) month period registered under Section 12 of the Exchange Act, and such Person is a direct or indirect Subsidiary of another Person, the common stock (or similar equity interest) of which is and has been so registered, "Flip-over Party" shall refer to such other Person; (y) in case such Person is a Subsidiary, directly or indirectly, of more than one Person, the common stock (or similar equity interest) of two or more of which are and have been so registered, "Flip-over Party" shall refer to whichever of such Persons is the issuer of the common stock (or similar equity interest) having the greatest aggregate market value; and (z) if the common stock (or similar equity interest) of such Person is not at such time and has not been so registered and such Person is owned, directly or indirectly, by a joint venture formed by two or more Persons that are not owned, directly or indirectly, by the same Person, the rules set forth in the foregoing clauses (x) and (y) will apply to each of the chains of ownership having an interest in such joint venture as if such Person were a Subsidiary of both or all of such joint ventures, and the Flip-over Parties in each such chain shall bear the obligations set forth in this Section 13 in the same ratio as their direct or indirect interests in such Person bear to the total of such interests.

(c) The Company shall not consummate any Flip-over Event unless the Flip-over Party has a sufficient number of authorized shares of Flip-over Stock (or similar equity interest) which have not been issued or reserved for issuance to permit the exercise in full of the Rights in accordance with this Section 13 and unless prior thereto the Company and such Flip-over Party shall have executed and delivered to the Rights Agent a supplemental agreement providing for the terms set forth in Section 13(a) and Section 13(b) and further providing that, as soon as practicable after the date of any exchange, consolidation, merger, sale or transfer of assets mentioned in Section 13(a), the Flip-over Party, at its own expense, shall:

(i) if required to file a registration statement under the Act with respect to the Rights and the securities purchasable upon exercise of the Rights, (A) prepare and file such registration statement on an appropriate form and (B) use its best efforts to cause such registration statement to become effective as soon as practicable after such filing and remain effective (with a prospectus at all times meeting the requirements of the Act) until the Expiration Time;

(ii) qualify or register the Rights and take such action as may be required to ensure that any such acquisition of such securities purchasable upon exercise of the Rights under blue sky laws of each jurisdiction, as may be necessary or appropriate;

(iii) deliver to holders of the Rights historical financial statements for the Flip-over Party and each of its Affiliates that comply in all respects with the requirements for registration on Form 10 under the Exchange Act;

(iv) use its best efforts to obtain any and all necessary regulatory approvals as may be required with respect to the securities purchasable upon exercise of the Rights;

(v) use its best efforts, if the common stock of the Flip-over Party is listed or admitted to trading on the Nasdaq, the NYSE or on another national securities exchange, to list or admit to trading (or continue the listing of) the Rights and the securities purchasable upon exercise of the Rights on the Nasdaq, the NYSE or on such securities exchange, or if the securities of the Flip-over Party that may be acquired upon exercise of the Rights are not listed or admitted to trading on the Nasdaq, the NYSE or on another national securities exchange, to cause the Rights and the securities purchasable upon exercise of the Rights to be authorized for quotation on any other system then in use; and

(vi) obtain waivers of any rights of first refusal or preemptive rights in respect of the common stock of the Flip-over Party subject to purchase upon exercise of outstanding Rights.

(d) In case the Flip-over Party has, at any relevant time (including the time of the Flip-over Event or immediately thereafter), a provision in any of its authorized securities or in its certificate or articles of incorporation, bylaws or other instrument governing its affairs, or any other agreements or arrangements, which provision would have the effect of (i) causing such Flip-over Party to issue (other than to holders of Rights pursuant to this Section 13), in connection with, or as a consequence of, the consummation of a Flip-over Event, shares of common stock (or similar equity interests) of such Flip-over Party at less than the then Current Market Price or securities exercisable for, or convertible into, common stock of such Flip-over Party at less than such then Current Market Price; (ii) providing for any special payment, tax or similar provision in connection with the issuance of common stock of such Flip-over Party pursuant to this Section 13 or (iii) otherwise eliminating or substantially diminishing the benefits intended to be afforded by the Rights in connection with, or as a consequence of, a Flip-over Event, then in each such case, the Company may not consummate any such Flip-over Event unless prior thereto, the Company and such Flip-over Party have executed and delivered to the Rights Agent a supplemental agreement providing that the provision in question of such Flip-over Party has been cancelled, waived or amended, or that the authorized securities have been redeemed, so that the applicable provision will have no effect in connection with, or as a consequence of, the consummation of such Flip-over Event.

(e) The Company covenants and agrees that it shall not, at any time after a Flip-in Event, enter into any transaction of the type described in Section 13(a)(i) through Section 13(a)(iii) if (i) at the time of or immediately after such transaction there are any rights, warrants or other instruments or securities outstanding or agreements in effect which would substantially diminish or otherwise eliminate the benefits intended to be afforded by the Rights; (ii) prior to, simultaneously with or immediately after such transaction, the shareholders of the Person who constitute, or would constitute, the Flip-over Party for purposes of Section 13(b) have received a distribution of Rights previously owned by such Person or any Related Person thereof or (iii) the form or nature of organization of the Flip-over Party would preclude or limit the exercisability of the Rights.

(f) Notwithstanding anything herein to the contrary, in the event of any merger or acquisition transaction involving the Company pursuant to a merger or other acquisition agreement between the Company and any Person (or one or more of such Person's Related Persons), which agreement has been approved by the Board prior to any Person becoming an Acquiring Person, this Agreement and the rights of holders of Rights hereunder shall be terminated in accordance with Section 7(a).

(g) The provisions of this Section 13 shall similarly apply to successive exchanges, consolidations, mergers, sales or other transfers. In the event that a Flip-over Event occurs at any time after the occurrence of a Flip-in Event, the Rights that have not theretofore been exercised shall thereafter become exercisable in the manner described in Section 13(a).

Section 14. Fractional Rights and Fractional Shares

(a) The Company shall not be required to issue fractions of Rights, except prior to the Distribution Time as provided in Section 11, or to distribute Rights Certificates which evidence fractional Rights. In lieu of such fractional Rights, there shall be paid to the registered holders of the Rights Certificates with regard to which such fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the current market value of a whole Right. For purposes of this Section 14(a), the current market value of a whole Right shall be the Closing Price of the Rights for the Trading Day immediately prior to the date on which such fractional Rights would have been otherwise issuable.

(b) The Company shall not be required to issue fractions of shares of Common Stock, Common Stock Equivalents or other securities upon exercise of the Rights or to distribute certificates which evidence fractional shares of Common Stock, Common Stock Equivalents or other securities. In lieu of fractional shares of Common Stock, Common Stock Equivalents or other securities, the Company shall pay to the registered holders of Rights Certificates at the time such Rights are exercised as herein provided an amount in cash equal to the same fraction of the current market value of one share of Common Stock, Common Stock Equivalents or such other securities. For purposes of this Section 14(b), the current market value of one share of Common Stock or other security (other than a Common Stock Equivalent) shall be the Closing Price of one share of Common Stock or such other security, as applicable, for the Trading Day immediately prior to the date of such exercise, and the current market value of a Common Stock Equivalent shall be deemed to equal the Closing Price of one share of Common Stock for the Trading Day immediately prior to the date of such exercise.

(c) The holder of a Right by the acceptance of the Rights expressly waives such holder's right to receive any fractional Rights or any fractional shares upon exercise of a Right, except as permitted by this Section 14.

(d) Whenever a payment for fractional Rights or fractional shares is to be made by the Rights Agent under this Agreement, the Company shall (i) promptly prepare and deliver to the Rights Agent a certificate setting forth in reasonable detail the facts related to such payment and the prices or formulas utilized in calculating such payments and (ii) provide sufficient monies to the Rights Agent in the form of fully collected funds to make such payments. The Rights Agent may rely upon such a certificate and has no duty with respect to, and will not be deemed to have knowledge of, any payment for fractional Rights or fractional shares under any Section of this Agreement relating to the payment of fractional Rights or fractional shares unless and until the Rights Agent has received such a certificate and sufficient monies.

Section 15. Rights of Action. All rights of action in respect of this Agreement, other than rights of action vested in the Rights Agent pursuant to the terms of this Agreement, are vested in the respective registered holders of the Rights Certificates (and, prior to the Distribution Time, the registered holders of the Common Stock); and any registered holder of any Rights Certificate (or, prior to the Distribution Time, any registered holder of shares of Common Stock), without the consent of the Rights Agent or of the holder of any other Rights Certificate (or, prior to the Distribution Time, of the Common Stock), may, in such holder's own behalf and for such holder's own benefit, enforce, and may institute and maintain any suit, action or proceeding against the Company or any other Person to enforce, or otherwise act in respect of, such holder's right to exercise the Rights evidenced by such Rights Certificate in the manner provided in such Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement by the Company and shall be entitled to specific performance of the obligations hereunder and injunctive relief against actual or threatened violations of the obligations of the Company under this Agreement.

Section 16. Agreement of Rights Holders. Every holder of a Right, by accepting such Right, consents and agrees with the Company and the Rights Agent and with every holder of a Right that:

(a) prior to the Distribution Time, the Rights shall be transferable only in connection with the transfer of Common Stock;

(b) after the Distribution Time, the Rights Certificates shall be transferable only on the registry books of the Rights Agent if surrendered at the offices of the Rights Agent designated for such purposes, duly endorsed or accompanied by a proper instrument of transfer and with the appropriate forms and certificates properly completed and duly executed, accompanied by a Signature Guarantee and such other documentation as the Rights Agent may reasonably request;

(c) subject to Section 6(a) and Section 7(f), the Company and the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Distribution Time, any associated Common Stock certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on the Rights Certificates or any associated Common Stock certificates made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent, subject to the last sentence of Section 7(e), shall be required to be affected by any notice to the contrary; and

(d) notwithstanding anything in this Agreement to the contrary, neither the Company nor the Rights Agent shall have any liability to any holder of a Right or other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree, judgment or ruling (whether interlocutory or final) issued by a court of competent jurisdiction or by a governmental, regulatory, self-regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation; provided, however, the Company shall use commercially reasonable efforts to have any such injunction, order, decree, judgment or ruling lifted or otherwise overturned as promptly as practicable.

Section 17. Rights Certificate Holder Not Deemed a Shareholder. No holder, as such, of any Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose to be the holder of the number of shares of Common Stock or any other securities of the Company that may at any time be issuable upon the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights Certificate, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in Section 26), or to receive dividends or subscription rights, or otherwise, until the Right or Rights evidenced by such Rights Certificate shall have been exercised in accordance with the provisions hereof.

Section 18. Liability and Indemnity

(a) The Rights Agent shall not be liable for any action taken or omitted to be taken by it under or in connection with this Agreement, except for losses caused by its bad faith, wilful misconduct or gross negligence.

(b) The Company indemnifies and holds harmless the Rights Agent and its affiliates, their respective successors and assigns, and each of their respective directors, officers, employees and agents (collectively, the "Indemnified Parties"), from and against all claims, demands, losses, actions, causes of action, suits, proceedings, liabilities, damages, costs, charges, assessments, judgments and expenses (including expert consultant and legal fees and disbursements on a solicitor and client basis) whatsoever arising in connection with this Agreement including, without limitation, those arising out of or related to actions taken or omitted to be taken by the Indemnified Parties and expenses incurred in connection with the enforcement of this indemnity, which the Indemnified Parties, or any of them, may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of the Right Agents' duties, and including any services that the Rights Agent may provide in connection with or in any way relating to this Agreement (unless arising from the Rights Agent's gross negligence, wilful misconduct or bad faith) and including any action or liability brought against or incurred by the Indemnified Parties in relation to or arising out of any breach by the Company.  Notwithstanding any other provision hereof, the Company agrees that its liability hereunder shall be absolute and unconditional regardless of the correctness of any representations of any third parties and regardless of any liability of third parties to the Indemnified Parties, and shall accrue and become enforceable without prior demand or any other precedent action or proceeding.

(c) Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Agent shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

(d) Notwithstanding any other provision of this Agreement, the Rights Agent's liability shall be limited, in the aggregate, to the amount of fees paid by the Company to the Agent under this Agreement in the 12 months immediately prior to the Rights Agent receiving the first notice of any claim.

(e) In the event of any claim, action or proceeding brought or commenced against the Rights Agent, the Rights Agent shall notify the Company promptly after the Rights Agent receives written assertion of such claim or has been served with a summons or other legal process, giving information as to the nature and basis of the claim, action or proceeding.  The Company shall undertake the investigation and defence of any such claim, action or proceeding and the Rights Agent shall have the right to retain other counsel, at the Rights Agent's own expense, to act on the Rights Agent's behalf, provided that, if the Agent reasonably determines that a conflict of interest or other circumstances wherein the Rights Agent's best interests would not be adequately represented exist that make representation by counsel chosen by the Company not advisable, the fees and disbursements of such other counsel shall be paid by the Company.

(f) The provisions of this Section 18 shall survive indefinitely, including the termination of this Agreement.

(g) The Rights Agent shall retain the right not to act and shall not be liable for refusing to act under this Agreement if, due to a lack of information or for any other reason whatsoever, the agent, in its sole judgment, determines that such act might cause the Rights Agent to be in non-compliance with any applicable anti-money laundering, anti-terrorist or economic sanctions legislation, regulation or guideline.  Further, should the Rights Agent, in its sole judgment, determine at any time that the Right Agent acting under this Agreement has resulted in the Rights Agent being in non-compliance with any applicable anti-money laundering, anti-terrorist or economic sanctions legislation, regulation or guideline, then the Rights Agent shall have the right to resign on 10 days written notice to the Company, provided (a) that the Rights Agent's written notice shall describe the circumstances of such non-compliance; and (b) that if such circumstances are rectified to the Rights Agent's satisfaction within such 10 day period, then such resignation shall not be effective.

Section 19. Concerning the Rights Agent

(a) The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder in accordance with a fee schedule to be mutually agreed upon and, from time to time, on demand of the Rights Agent, its reasonable and documented expenses and counsel fees and disbursements and other disbursements incurred in the preparation, negotiation, execution, administration delivery and amendment of this Agreement and the exercise and performance of its duties hereunder.

(b) The Rights Agent shall be authorized and protected and shall incur no liability for or in respect of any action taken, suffered or omitted to be taken by it in connection with its acceptance and administration of this Agreement and the exercise and performance of its duties hereunder in reliance upon any Rights Certificate or certificate for Common Stock or for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, instruction, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be duly signed, executed and, where necessary, guaranteed, verified or acknowledged, by the proper Person or Persons, or otherwise upon the advice of counsel as set forth in Section 21. Unless the Rights Agent receives notice thereof, the Rights Agent shall not be deemed to have knowledge of any event of which it was supposed to receive notice thereof hereunder, and the Rights Agent shall be fully protected and shall incur no liability for failing to take action in connection with any event unless and until it has received notice of such event in writing.

(c) To the extent the Company is not also a party to an action, proceeding, suit or claim against the Rights Agent concerning this Agreement or the performance by the Rights Agent of its duties hereunder, the Rights Agent shall promptly notify the Company in accordance with Section 27 of the assertion of such action, proceeding, suit or claim against the Rights Agent promptly after the Rights Agent has actual notice of such assertion of an action, proceeding, suit or claim or has been served with the summons or other first legal process giving information as to the nature and basis of the action, proceeding, suit or claim; provided that the failure to provide such notice promptly shall not affect the rights of the Rights Agent hereunder, except to the extent such failure actually prejudiced the Company. The Company shall be entitled to participate, at its own expense, in the defense of any such action, proceeding, suit or claim, and, if the Company so elects, the Company shall assume the defense of any such action, proceeding, suit or claim. The Rights Agent agrees not to settle any litigation in connection with any action, proceeding, suit or claim with respect to which it may seek indemnification from the Company without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed.

(d) The provisions of this (b) and Section 21 shall survive the termination of this Agreement, the resignation, replacement or removal of the Rights Agent and the exercise, termination and expiration of the Rights. The Rights Agent shall be liable hereunder only for its and its employees', directors', officers' and agents' negligence, bad faith or willful misconduct (which gross negligence, bad faith, or willful misconduct must be determined by a final, non-appealable judgment of a court of competent jurisdiction). Notwithstanding anything in this Agreement to the contrary, in no event shall the Rights Agent be liable for special, punitive, incidental, indirect or consequential loss or damage of any kind whatsoever, even if the Rights Agent has been advised of the likelihood of such loss or damage and regardless of the form of the action. Notwithstanding anything to the contrary herein, any liability of the Rights Agent under this Agreement shall be limited to the amount of fees (but not including any reimbursed costs) paid by the Company to the Rights Agent during the twelve (12) months immediately preceding the event for which recovery from the Rights Agent is being sought.

Section 20. Merger or Consolidation or Change of Name of Rights Agent

(a) Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or any Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the stock transfer business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto; provided, however, that such Person would be eligible for appointment as a successor Rights Agent under Section 22. The purchase of all or substantially all of the Rights Agent's assets employed in the performance of the transfer agent activities shall be deemed a merger or consolidation for purposes of this Section 20. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement, any of the Rights Certificates has been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of a predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at the time any of the Rights Certificates has not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor or in the name of the successor Rights Agent; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

(b) In case at any time the name of the Rights Agent is changed, and at such time any of the Rights Certificates has been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case, at that time, any of the Rights Certificates has not been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

Section 21. Duties of Rights Agent. The Rights Agent undertakes to perform only the duties and obligations expressly imposed by this Agreement, and no implied duties or obligations shall be read into this Agreement against the Rights Agent. The Rights Agent shall perform such duties and obligations, upon the following terms and conditions, by all of which the Company and the holders of Rights, by their acceptance thereof, shall be bound:

(a) The Rights Agent may consult with legal counsel selected by it (who may be legal counsel for the Rights Agent or the Company or an employee of the Rights Agent), and the advice or opinion of such counsel shall be full authorization and protection to the Rights Agent as to, and the Rights Agent shall have no liability for or in respect of, any action taken or omitted by it in the absence of bad faith and in accordance with such advice or opinion.

(b) Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter (including the identity of any Acquiring Person and the determination of the Current Market Price) be proved or established by the Company prior to taking, suffering or omitting to take any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by the Chief Executive Officer, President, Chief Financial Officer, Secretary or Treasurer of the Company, or by any other authorized director or officer of the Company to whom such authority is delegated by the Board of Directors from time to time, and delivered to the Rights Agent; and such certificate shall be full authorization and protection to the Rights Agent, and the Rights Agent shall incur no liability for or in respect of any action taken, suffered or omitted to be taken by it in the absence of bad faith by it under the provisions of this Agreement in reliance upon such certificate. The Rights Agent shall have no duty to act without such certificate as set forth in this Section 21(b).

(c) The Rights Agent shall not be liable for or by reason of, or required to substantiate, any statement of fact, representation or recital contained in this Agreement or in the Rights Certificates or be required to verify the same (except as to its countersignature on such Rights Certificates), but all such statements and recitals are and shall be deemed to have been made by the Company only.

(d) the Rights Agent will not be bound to give notice to any Person of the execution hereof;

(e) the Rights Agent shall not be liable for any error in judgment or for any act done or step taken or omitted by it in good faith or for any mistake, in fact or law, or for anything which it may do or refrain from doing in connection herewith except arising out of its own gross negligence, wilful misconduct, fraud or bad faith;

(f) the Rights Agent shall incur no liability whatsoever with respect to the delivery or non-delivery of any Rights Certificate whether delivered by hand, mail or any other means provided that they are sent in accordance with the provisions hereof;

(g) The Rights Agent shall not have any liability for or be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution hereof by the Rights Agent) or in respect of the legality or validity or execution of any Rights Certificate (except its countersignature thereof); nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Rights Certificate; nor shall it be liable or responsible for any adjustment or calculation required under Section 11, Section 13, Section 14 or Section 25 or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment or calculation (except with respect to the exercise of Rights evidenced by Rights Certificates subject to the terms and conditions hereof after actual notice of any such adjustment); nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any shares of Common Stock to be issued pursuant to this Agreement or any Rights Certificate or as to whether any shares of Common Stock will, when so issued, be validly authorized and issued, fully paid and non-assessable.

(h) The Rights Agent shall not be liable or responsible for any failure of the Company to comply with any of its obligations relating to any registration statement filed with the Securities and Exchange Commission or this Agreement, including obligations under applicable regulation or law.

(i) The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any holder of Rights with respect to any action or default by the Company, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon the Company.

(j) The Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required or requested by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(k) The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any person reasonably believed by the Rights Agent to be the Chief Executive Officer, President, Chief Financial Officer, Secretary or Treasurer of the Company, or any other authorized officer of the Company, and to apply to such officers for advice or instructions in connection with its duties under this Agreement, and such instructions shall provide full authorization and protection to the Rights Agent and the Rights Agent shall not be liable for and it shall incur no liability for or in respect of any action taken, suffered or omitted by it in the absence of bad faith in accordance with instructions of any such officer. Any application by the Rights Agent for written instructions from the Company may, at the option of the Rights Agent, set forth in writing any action proposed to be taken, suffered or omitted to be taken by the Rights Agent under this Agreement and the date on or after which such action shall be taken or such omission shall be effective. The Rights Agent shall be fully authorized and protected in relying upon the most recent instructions received from any such officer and shall not be liable for any action taken, suffered or omitted to be taken by the Rights Agent in accordance with a proposal included in any such application on or after the date specified in such application (which date shall not be less than five Business Days after the date any such officer of the Company actually receives such application, unless any such officer has consented in writing to an earlier date) unless, prior to taking any such action (or the effective date, in the case of an omission), the Rights Agent has received written instructions in response to such application specifying the action to be taken or omitted.

(l) The Rights Agent and any shareholder, director, Affiliate, officer or employee of the Rights Agent may buy, sell or deal in any of the Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other Person.

(m) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, omission, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company or any other Person resulting from any such act, omission, default, neglect or misconduct; provided, however, that reasonable care was exercised in the selection and continued employment thereof.

(n) No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights or powers if there are reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

(o) If, with respect to any Rights Certificate surrendered to the Rights Agent for exercise or transfer, the certificate attached to the form of assignment or form of election to purchase, as the case may be, has either not been properly completed or indicates an affirmative response to clause 1 or 2 thereof, the Rights Agent shall not take any further action with respect to such requested exercise or transfer without first consulting with the Company; provided, however, that Rights Agent shall not be liable for any delays arising from the duties under this Section 21(o).

(p) The Rights Agent shall have no responsibility to the Company, any holders of Rights or any other Person for interest or earnings on any moneys held by the Rights Agent pursuant to this Agreement.

(q) The Rights Agent shall not be required to take notice or be deemed to have notice of any event or condition hereunder, including any event or condition that may require action by the Rights Agent, unless the Rights Agent shall be specifically notified in writing of such event or condition by the Company, and all notices or other instruments required by this Agreement to be delivered to the Rights Agent must, in order to be effective, be received by the Rights Agent as specified in Section 27 hereof, and in the absence of such notice so delivered, the Rights Agent may conclusively assume no such event or condition exists.

(r) The Rights Agent may rely on and be fully authorized and protected in acting or failing to act upon (i) any guaranty of signature by an "eligible guarantor institution" that is a member or participant in the Securities Transfer Agents Medallion Program or other comparable "signature guarantee program" or insurance program in addition to, or in substitution for, the foregoing; or (ii) any law, act, regulation or any interpretation of the same.

(s) In the event the Rights Agent believes any ambiguity or uncertainty exists hereunder or in any notice, instruction, direction, request or other communication, paper or document received by the Rights Agent hereunder, the Rights Agent may (upon notice to the Company of such ambiguity or uncertainty), in its sole discretion, refrain from taking any action, and shall be fully protected and shall not be liable in any way to Company, the holder of any Rights Certificate or any other Person for refraining from taking such action, unless the Rights Agent receives written instructions signed by the Company which eliminates such ambiguity or uncertainty to the satisfaction of Rights Agent.

Section 22. Change of Rights Agent. The Rights Agent or any successor Rights Agent may resign and be discharged from its duties under this Agreement upon thirty (30) days' notice in writing to the Company and, if such resignation or discharge occurs after the Distribution Time, to the holders of the Rights Certificates by first-class mail. In the event any transfer agency relationship in effect between the Company and the Rights Agent terminates, the Rights Agent will be deemed to have resigned automatically and be discharged from its duties under this Agreement as of the effective date of such termination, and the Company shall be responsible for sending any required notice. The Company may remove the Rights Agent or any successor Rights Agent upon no less than thirty (30) days' notice in writing, mailed to the Rights Agent or successor Rights Agent, as the case may be, and to the transfer agent of the Common Stock, by registered or certified mail, and, if such removal occurs after the Distribution Time, to the holders of the Rights Certificates by first-class mail. If the Rights Agent resigns or is removed or otherwise becomes incapable of acting, the Company shall appoint a successor to the Rights Agent. If the Company fails to make such appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by any registered holder of a Rights Certificate (who shall, with such notice, submit such holder's Rights Certificate for inspection by the Company), then any registered holder of any Rights Certificate may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be (a) a Person organized and doing business under the laws of the United States or Canada or of any state of the United States or Province of Canada (so long as such Person is authorized to do business as a banking institution in such state or Province), in good standing, which is authorized under such laws to exercise corporate trust, stock transfer or shareholder services powers and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Rights Agent a combined capital and surplus of at least US$50,000,000 or (b) an Affiliate of such Person. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent under this Agreement without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further reasonable assurance, conveyance, act or deed necessary for the purpose, but such predecessor Rights Agent shall not be required to make any additional expenditure or assume any additional liability in connection with the foregoing. Not later than the effective date of any such appointment, the Company shall file notice thereof in writing with the predecessor Rights Agent and the transfer agent of the Common Stock, and, if such appointment occurs after the Distribution Time, mail a notice thereof in writing to the registered holders of the Rights Certificates. Failure to give any notice provided for in this Section 22 or any defect therein shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

Section 23. Issuance of New Rights Certificates. Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Company may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by its Board to reflect any adjustment or change in the Exercise Price and the number or kind or class of shares or other securities or property purchasable under the Rights Certificates made in accordance with this Agreement. In addition, in connection with the issuance or sale of shares of Common Stock following the Distribution Time and prior to the redemption or expiration of the Rights, the Company (a) shall, with respect to shares of Common Stock so issued or sold pursuant to the exercise of stock options or under any employee plan or arrangement, granted or awarded prior to the Distribution Time, or upon the exercise, conversion or exchange of securities hereinafter issued by the Company, and (b) may, in any other case, if deemed necessary or appropriate by the Board, issue Rights Certificates representing an appropriate number of Rights in connection with such issuance or sale; provided, however, that (i) no such Rights Certificate shall be issued if, and to the extent that, the Company shall be advised by counsel that such issuance would create a significant risk of material adverse tax consequences to the Company or the Person to whom such Rights Certificate would be issued, (ii) no such Rights Certificate shall be issued if, and to the extent that, appropriate adjustment shall otherwise have been made in lieu of the issuance thereof and (iii) no such Rights Certificate shall be issued pursuant to this Section 23 to any Acquiring Person or other Person whose Rights would become null and void pursuant to Section 7(e).

Section 24. Redemption and Termination

(a) The Board may, at its option, at any time prior to the earlier of (i) the Close of Business on the tenth (10th) day following the Share Acquisition Date (or if the Share Acquisition Date shall have occurred prior to the Record Date, the Close of Business on the tenth (10th) day following the Record Date) or (ii) the Final Expiration Time (such time being hereinafter referred to as the "Redemption Period"), cause the Company to redeem all but not less than all of the then outstanding Rights at a redemption price of US$0.001 per Right, as such amount may be appropriately adjusted to reflect any stock split, reverse stock split, stock dividend or similar transaction occurring after the date hereof (such redemption price being hereinafter referred to as the "Redemption Price"). Notwithstanding anything contained in this Agreement to the contrary, the Rights shall not be exercisable after the first occurrence of a Flip-in Event until such time as the Company's right of redemption hereunder has expired. The Company may, at its option, pay the Redemption Price in cash, shares of Common Stock (based on the Current Market Price of the Common Stock at the time of redemption) or any other form of consideration deemed appropriate by the Board. The redemption of the Rights by the Board may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish.

(b) Immediately upon the action of the Board ordering the redemption of the Rights pursuant to Section 24(a) or such later time as the Board may establish for the effectiveness of such redemption, evidence of which shall have been filed with the Rights Agent and without any further action and without any notice, the right to exercise the Rights will terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price for each Right so held. Within ten (10) days after the action of the Board ordering the redemption of the Rights, the Company shall give notice of such redemption to the Rights Agent and the holders of the then outstanding Rights by mailing such notice to the Rights Agent and to all such holders at each holder's last address as it appears upon the registry books of the Rights Agent or, prior to the Distribution Time, on the registry books of the transfer agent for the Common Stock; provided, however, that the failure to give, or any defect in, such notice shall not affect the validity of such redemption. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption shall state the method by which the payment of the Redemption Price will be made.

Section 25. Exchange

(a) The Board may, at its option, at any time after any Person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights (which shall not include Rights that have become null and void pursuant to Section 7(e)) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, reverse stock split, stock dividend or similar transaction occurring after the date hereof (such exchange ratio being hereinafter referred to as the "Exchange Ratio"). Notwithstanding the foregoing, the Board shall not be empowered to effect such exchange at any time after any Acquiring Person, together with all of its Related Persons, becomes the Beneficial Owner of fifty percent (50%) or more of the Common Stock then outstanding. From and after the occurrence of a Flip-over Event, any rights that theretofore have not been exchanged pursuant to this Section 25(a) shall thereafter be exercisable only in accordance with Section 13 and may not be exchanged pursuant to this Section 25(a). Before effecting an exchange pursuant to this Section 25, the Board may direct the Company to enter into a trust agreement in such form and with such terms as the Board shall then approve (the "Trust Agreement"). If the Board so directs, the Company shall enter into the Trust Agreement and shall issue to the trust created by such agreement (the "Trust") all or some (as designated by the Board) of the shares of Common Stock issuable pursuant to the exchange, and all or some (as designated by the Board) holders of Rights entitled to receive shares pursuant to the exchange shall be entitled to receive such shares (and any dividends paid or distributions made thereon after the date on which such shares are deposited in the Trust) only from the Trust and solely upon compliance with the relevant terms and provisions of the Trust Agreement.

(b) Immediately upon the effectiveness of the action of the Board ordering the exchange of any Rights pursuant to Section 25(a) and without any further action and without any notice, the right to exercise such Rights shall terminate and the only right thereafter of a holder of any such Rights shall be to receive that number of shares of Common Stock equal to the number of such Rights held by such holder multiplied by the Exchange Ratio. The Company shall promptly give public notice (with prompt written notice thereof to the Rights Agent) of any exchange. The Company promptly thereafter shall mail a notice of any such exchange to all of the holders of such Rights at their last addresses as they appear upon the registry books of the Rights Agent. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of exchange shall state the method by which the exchange of shares of Common Stock for Rights shall be effected and, in the event of any partial exchange, the number of Rights which will be exchanged. Any partial exchange of Rights shall be effected pro rata based on the number of Rights (other than Rights which have become null and void pursuant to Section 7(e)) held by each holder of Rights. Prior to effecting any exchange and registering shares of Common Stock in any Person's name, including any nominee or transferee of a Person, the Company may require (or cause the trustee of the Trust to require), as a condition thereof, that any holder of Rights provide evidence, including the identity of the Beneficial Owners thereof and their Related Persons (or former Beneficial Owners thereof and their Related Persons) as the Company reasonably requests in order to determine if such Rights are null and void. If any Person fails to comply with such request, the Company shall be entitled conclusively to deem the Rights formerly held by such Person to be null and void pursuant to Section 7(e). No failure to give, or any defect in, any notice provided under this Section 25(b) shall affect the validity of any exchange. Any shares of Common Stock or other securities issued at the direction of the Board in connection herewith shall be validly issued, fully paid and non-assessable shares of Common Stock or of such other securities, as the case may be.

(c) Upon declaring an exchange pursuant to this Section 25, or as promptly as reasonably practicable thereafter, the Company may implement such procedures as it deems appropriate, in its sole discretion, for the purpose of ensuring that the Common Stock (or such other consideration) issuable upon an exchange pursuant to this Section 25 is not received by holders of Rights that have become null and void pursuant to Section 7(e).

(d) In any exchange pursuant to this Section 25, the Company, at its option, may substitute shares of Equivalent Common Stock for some or all shares of Common Stock exchangeable for Rights.

(e) In the event that there are not sufficient shares of Common Stock issued but not outstanding or authorized but unissued to permit any exchange of Rights as contemplated in accordance with this Section 25, the Company shall take all such actions as may be necessary to authorize additional shares of Common Stock for issuance upon exchange of the Rights.

(f) The Company shall not be required to issue fractions of shares of Common Stock or to distribute certificates which evidence fractional shares of Common Stock. In lieu of such fractional shares of Common Stock, there shall be paid to the registered holders of the Rights Certificates with regard to which such fractional shares of Common Stock would otherwise be issuable, an amount in cash equal to the same fraction of the current market value of one share of Common Stock. For the purposes of this Section 25(f), the current market value of one share of Common Stock shall be the Closing Price of a share of Common Stock for the Trading Day immediately prior to the date of exchange pursuant to this Section 25.

Section 26. Notice of Certain Events

(a) In the event the Company proposes, at any time after the earlier of the Distribution Time or the Share Acquisition Date, (i) to pay any dividend payable in stock of any class or series to the holders of Common Stock or to make any other distribution to the holders of Common Stock (other than a regular periodic cash dividend out of earnings or retained earnings of the Company), (ii) to offer to the holders of Common Stock rights or warrants to subscribe for or to purchase any additional shares of Common Stock or shares of stock of any class or any other securities, rights or options, (iii) to effect any reclassification of Common Stock (other than a reclassification involving only the subdivision of outstanding shares of Common Stock), (iv) to effect any consolidation or merger into or with any other Person (other than a direct or indirect, wholly-owned Subsidiary of the Company in a transaction which complies with Section 11(o)), or to effect any sale or other transfer (or to permit one or more of its Subsidiaries to effect any sale or other transfer), in one transaction or a series of related transactions, of fifty percent (50%) or more of the assets, cash flow or earning power of the Company and its Subsidiaries (taken as a whole) to any other Person or Persons (other than the Company or any of its Subsidiaries in one or more transactions each of which complies with Section 11(o)), or (v) to effect the liquidation, dissolution or winding up of the Company, then, in each such case, the Company shall give to the Rights Agent and to each holder of a Rights Certificate, to the extent feasible and in accordance with Section 27, a notice of such proposed action, which shall specify the record date for the purposes of such stock dividend, distribution of rights or warrants, or the date on which such reclassification, consolidation, merger, sale, transfer, liquidation, dissolution or winding up is to take place and the date of participation therein by the holders of the shares of Common Stock, if any such date is to be fixed, and such notice shall be so given in the case of any action covered by the foregoing clause (i) or (ii) at least twenty (20) days prior to the record date for determining holders of the shares of Common Stock for purposes of such action, and in the case of any such other action, at least twenty (20) days prior to the date of the taking of such proposed action or the date of participation therein by the holders of the shares of Common Stock, whichever shall be the earlier; provided, however, that no such action shall be taken pursuant to this Section 26(a) that will or would conflict with any provision of the Charter; provided further that no such notice is required pursuant to this Section 26 if any Subsidiary of the Company effects a consolidation or merger with or into, or effects a sale or other transfer of assets or earning power to, any other Subsidiary of the Company.

(b) In case a Flip-in Event occurs, then, in any such case, (i) the Company shall as soon as practicable thereafter give to each holder of a Rights Certificate, to the extent feasible and in accordance with Section 27, a notice of the occurrence of such event, which shall specify the event and the consequences of the event to holders of Rights under Section 11(a)(ii), and (ii) all references to Common Stock in Section 26(a) shall be deemed thereafter to refer to Common Stock and/or, if appropriate, other securities.

(c) In case any Flip-over Event occurs, the Company shall, as soon as practicable thereafter, give to each registered holder of a Rights Certificate, to the extent feasible, and to the Rights Agent in accordance with Section 27, a written notice of the occurrence of such event, which notice shall describe such event and the consequences of such event to holders of Rights under Section 13(a).

Section 27. Notices. Notices or demands authorized by this Agreement to be given or made by the Rights Agent or by the holder of any Rights Certificate to or on the Company shall be sufficiently given or made if in writing and sent by first-class, registered or express mail, FedEx or United Parcel Service or any other nationally recognized courier service, postage prepaid, (or by facsimile transmission or email, if receipt is confirmed telephonically) addressed (until another address is filed in writing with the Rights Agent) as follows:

Snow Lake Resources Ltd.

360 Main St., 30th Floor

Winnipeg, Manitoba, Canada, R3C 4G1

Attention: Frank Wheatley

Telephone: (204) 815-5806

Email: fw@snowlakelithium.com

with a copy (which shall not constitute notice) to:

MLT Aikins LLP

360 Main St., 30th Floor

Winnipeg, Manitoba, Canada R3C 4G1

Attention: W. Douglas Stewart

Telephone: (204) 957-4890

Email: dstewart@mltaikins.com

Subject to Section 22, any notice or demand authorized by this Agreement to be given or made by the Company or by the holder of any Rights Certificate to or on the Rights Agent shall be sufficiently given or made if in writing and sent by first-class, registered or express mail, FedEx or United Parcel Service or any other nationally recognized courier service, postage prepaid, (or by facsimile transmission with receipt confirmation) addressed (until another address is filed in writing with the Company) as follows:

Endeavor Trust Corporation

702 - 777 Hornby Street

Vancouver, BC, V6Z 1S4

Attention: Securities Processing

Email: admin@endeavortrust.com

Notices or demands authorized by this Agreement to be given or made by the Company or the Rights Agent to the holder of any Rights Certificate (or, if prior to the Distribution Time, to the holder of shares of Common Stock) shall be sufficiently given or made if in writing, sent by first-class, registered or express mail, FedEx or United Parcel Service or any other nationally recognized courier service, postage prepaid, addressed to such holder at the address of such holder as shown on the registry books of the Company.

Section 28. Supplements and Amendments. Except as otherwise provided in this Section 28, the Company, by action of the Board, may from time to time and in its sole and absolute discretion, and the Rights Agent shall, if the Company so directs, from time to time supplement or amend this Agreement in any respect without the approval of any holders of Rights (a) prior to the Share Acquisition Date, in any respect, and (b) on or after the Share Acquisition Date, (i) to make any changes that the Company may deem necessary or desirable that do not materially adversely affect the interests of the holders of Rights (other than the Acquiring Person, any Related Person thereof or any transferee of any Acquiring Person or any Related Person thereof), (ii) to cure any ambiguity or (iii) to correct or supplement any provision contained herein that may be inconsistent with any other provision herein, including any change in order to satisfy any applicable law, rule or regulation. Without limiting the foregoing, the Company, by action of the Board, may, at any time before any Person becomes an Acquiring Person, amend this Agreement to make this Agreement inapplicable to a particular transaction by which a Person might otherwise become an Acquiring Person or to otherwise alter the terms and conditions of this Agreement as they may apply with respect to any such transaction. For the avoidance of doubt, the Company shall be entitled to adopt and implement such procedures and arrangements (including with third parties) as it may deem necessary or desirable to facilitate the exercise, exchange, trading, issuance or distribution of the Rights (and the shares of Common Stock issuable and deliverable upon the exercise of the Rights) as contemplated hereby and to ensure that an Acquiring Person and its Related Persons and transferees do not obtain the benefits thereof, and any amendment in respect of the foregoing shall be deemed not to adversely affect the interests of the holders of Rights. No supplement or amendment to this Agreement shall be effective unless duly executed by the Rights Agent and the Company. The Rights Agent shall duly execute and deliver any supplement or amendment hereto requested by the Company in writing, provided that the Company has delivered to the Rights Agent a certificate from the Chief Executive Officer, President, Chief Financial Officer, Secretary or Treasurer of the Company, or any other authorized officer of the Company, that states that the proposed supplement or amendment complies with the terms of this Agreement. Notwithstanding anything in this Agreement to the contrary, the Rights Agent may, but shall not be obligated to, enter into any supplement or amendment that adversely affects the Rights Agent's own rights, duties, immunities or obligations under this Agreement. Prior to the Distribution Time, the interests of the holders of Rights shall be deemed coincident with the interests of holders of shares of Common Stock.

Section 29. Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

Section 30. Determination and Action by the Board. The Board, or a duly authorized committee thereof, shall have the exclusive power and authority to administer this Agreement and to exercise all rights and powers specifically granted to the Board or to the Company, or as may be necessary or advisable in the administration of this Agreement, including the right and power to (a) interpret the provisions of this Agreement and (b) make all determinations deemed necessary or advisable for the administration of this Agreement (including a determination whether or not to redeem the Rights, to exchange the Rights or to amend this Agreement). Without limiting any of the rights and immunities of the Rights Agent, all such actions, calculations, interpretations and determinations (including for purposes of the following clause (ii), all omissions with respect to the foregoing) which are done or made by the Board in good faith shall (i) be final, conclusive and binding on the Company, the Rights Agent, the holders of the Rights and all other Persons and (ii) not subject the Board to any liability to the holders of the Rights. The Rights Agent is entitled to always assume the Board acted in good faith and shall be fully protected and incur no liability in reliance thereon when acting pursuant to this Agreement.

Section 31. Benefits of this Agreement. Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the registered holders of the Rights Certificates (and, prior to the Distribution Time, registered holders of the Common Stock) any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the registered holders of the Rights Certificates (and, prior to the Distribution Time, registered holders of the Common Stock).

Section 32. Tax Compliance and Withholding. The Company hereby authorizes the Rights Agent to deduct from all payments disbursed by the Rights Agent to the holders of the Rights, if applicable, the tax required to be withheld pursuant to the Internal Revenue Code of 1986, as amended, or the Income Tax Act (Canada) or by any other applicable United States or Canadian federal, state or provincial statutes in effect as of the date hereof or subsequently enacted, and to make the necessary returns and payments of such tax to the relevant taxing authority. The Company will provide withholding and reporting instructions in writing to the Rights Agent from time to time as relevant, and upon request of the Rights Agent. The Rights Agent shall have no responsibilities with respect to tax withholding, reporting or payment except as specifically instructed by the Company.

Section 33. Severability. If any term, provision, covenant or restriction of this Agreement or the Rights is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement and the Rights shall remain in full force and effect and shall in no way be affected, impaired or invalidated; provided, however, that notwithstanding anything in this Agreement to the contrary, if any such term, provision, covenant or restriction is held by such court or authority to be invalid, void or unenforceable and the Board determines in its good faith judgment that severing the invalid language from this Agreement or the Rights would adversely affect the purpose or effect of this Agreement, the right of redemption set forth in Section 24 shall be reinstated and shall not expire until the Close of Business on the tenth (10th) day following the date of such determination by the Board; provided further, however, that if such excluded provision shall materially and adversely affect the rights, immunities, liabilities, duties or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately upon written notice to the Company and, if such resignation occurs after the Distribution Time, to the holders of the Rights Certificates by first-class mail.

Section 34. Governing Law; Submission to Jurisdiction. This Agreement, each Right and each Rights Certificate issued hereunder shall be deemed to be a contract made under the laws of the Province of Manitoba and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts made and to be performed entirely within such Province. The Company and each holder of Rights hereby irrevocably submits to the exclusive jurisdiction of the courts of the Province of Manitoba over any suit, action or proceeding arising out of or relating to this Agreement. The Company and each holder of Rights acknowledge that the forum designated by this Section 34 has a reasonable relation to this Agreement and to such Persons' relationship with one another. The Company and each holder of Rights hereby waive, to the fullest extent permitted by applicable law, any objection which they now or hereafter have to personal jurisdiction or to the laying of venue of any such suit, action or proceeding brought in any court referred to in this Section 34. The Company and each holder of Rights undertake not to commence any action subject to this Agreement in any forum other than the forum described in this Section 34. The Company and each holder of Rights agree that, to the fullest extent permitted by applicable law, a final and non-appealable judgment in any such suit, action or proceeding brought in any such court shall be conclusive and binding upon such Persons.

Notwithstanding the foregoing, in the event that any government or other regulatory authority shall issue any cease trade or other order or decision with the effect of terminating this Agreement or making this Agreement invalid or inoperable, such order or decision shall not affect any other laws, rules or regulations governing take-over bids for the Company or restrictions on acquiring Common Stock, including National Instrument 62-104 - Take-Over Bids and Issuer Bids of the Canadian Securities Administrators.

Section 35. Counterparts. This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. Delivery of an executed signature page of the Agreement by facsimile or other customary means of electronic transmission (e.g., "pdf") shall be as effective as delivery of a manually executed counterpart hereof.

Section 36. Descriptive Headings; Interpretation. Descriptive headings of the several Sections of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof. The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation." Each reference in this Agreement to a period of time following or after a specified date or event shall be calculated without including such specified date or the day on which such specified event occurs.

Section 37. Force Majeure. Notwithstanding anything to the contrary contained herein, the Rights Agent will not have any liability for not performing, or a delay in the performance of, any act, duty, obligation or responsibility by reason of any occurrence beyond the reasonable control of the Rights Agent (including acts of God, terrorist acts, shortage of supply, epidemics, pandemics, any act or provision or present or future law or regulation or governmental authority, civil or military disobedience or disorder, riot, rebellion, insurrection, fire, earthquake, storm, flood, strike, work stoppage, breakdowns, interruptions or malfunctions of computer facilities, loss of data due to power failures, mechanical difficulties with information storage or retrieval systems, labor difficulties, war and civil unrest).

* * * * * * *

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

SNOW LAKE RESOURCES LTD.

Per:	/s/ Frank Wheatley
Name: Frank Wheatley
Title: Chief Executive Officer

ENDEAVOR TRUST CORPORATION

Per:	/s/ David Eppert
Name: David Eppert
Title: Chief Executive Officer

ENDEAVOR TRUST CORPORATION

Per:	/s/ Catherine Wang
Name: Catherine Wang
Title: Chief Financial Officer

Exhibit A

Form of Rights Certificate

Certificate No. R- __________ Rights

NOT EXERCISABLE AFTER MARCH 31, 2028 OR EARLIER IF REDEEMED OR EXCHANGED BY THE COMPANY OR AN EARLIER "EXPIRATION TIME" (AS DEFINED IN THE RIGHTS AGREEMENT) OCCURS. AS SET FORTH IN THE RIGHTS AGREEMENT, THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE COMPANY, AT US$0.001 PER RIGHT, AND TO EXCHANGE ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. UNDER CERTAIN CIRCUMSTANCES, RIGHTS BENEFICIALLY OWNED BY AN "ACQUIRING PERSON" OR ANY "RELATED PERSON" OF AN "ACQUIRING PERSON" (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) AND ANY SUBSEQUENT HOLDER OF SUCH RIGHTS SHALL BECOME NULL AND VOID.

[THE RIGHTS REPRESENTED BY THIS RIGHTS CERTIFICATE ARE OR WERE BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR A RELATED PERSON OF AN ACQUIRING PERSON (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR A CERTAIN TRANSFEREE OF AN ACQUIRING PERSON OR OF ANY SUCH RELATED PERSON. ACCORDINGLY, THIS RIGHTS CERTIFICATE AND THE RIGHTS REPRESENTED HEREBY WILL BECOME NULL AND VOID IN THE CIRCUMSTANCES SPECIFIED IN SECTION 7(E) OF SUCH RIGHTS AGREEMENT.]*

* The portion of the legend in brackets shall be inserted only if applicable and shall replace the preceding sentence.

RIGHTS CERTIFICATE

SNOW LAKE RESOURCES LTD.

This certifies that __________, or registered assigns, is the registered owner of the number of Rights set forth above, each of which entitles the owner thereof, subject to the terms, provisions and conditions of the Shareholder Rights Agreement, dated as of March 31, 2025 (as amended from time to time in accordance with its terms, the "Rights Agreement"), by and between Snow Lake Resources Ltd., a Manitoba corporation (the "Company"), and Endeavor Trust Corporation, the rights agent (and any successor rights agent, the "Rights Agent"), to purchase from the Company at any time prior to 5:00 P.M. (Winnipeg time) on March 31, 2028 at the office or offices of the Rights Agent designated for such purpose, or its successors as Rights Agent, one common share of the Company (the "Common Stock"), of the Company, at an exercise price of US$1.75 per Right (the "Exercise Price"), upon presentation and surrender of this Rights Certificate with the Form of Election to Purchase and related Certificate properly completed and duly executed. The number of Rights evidenced by this Rights Certificate (and the number of shares which may be purchased upon exercise thereof) set forth above, and the Exercise Price per Right set forth above, are the number and Exercise Price as of March 31, 2025, based on the Common Stock as constituted at such date. The Company reserves the right to require prior to the occurrence of a Triggering Event (as such term is defined in the Rights Agreement) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Common Stock will be issued. Capitalized terms used but not defined herein shall having the meanings specified in the Rights Agreement.

Upon the occurrence of a Flip-in Event, if the Rights evidenced by this Rights Certificate are Beneficially Owned by (i) an Acquiring Person or a Related Person of an Acquiring Person, (ii) a transferee of any such Acquiring Person or Related Person or (iii) under certain circumstances specified in the Rights Agreement, a transferee of a Person who, after such transfer, became an Acquiring Person or a Related Person of such Acquiring Person, such Rights shall become null and void and no holder hereof shall have any right with respect to such Rights from and after the occurrence of such Flip-in Event.

As provided in the Rights Agreement, the Exercise Price and the number and kind of shares of Common Stock or other securities which may be purchased upon the exercise of the Rights evidenced by this Rights Certificate are subject to modification and adjustment upon the happening of certain events, including Triggering Events.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement, which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities hereunder of the Rights Agent, the Company and the holders of the Rights Certificates, which limitations of rights include the temporary suspension of the exercisability of such Rights under the specific circumstances set forth in the Rights Agreement. Copies of the Rights Agreement are on file at the office of the Company and are also available upon written request to the Company.

This Rights Certificate, with or without other Rights Certificates, upon surrender at the principal office or offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing Rights entitling the holder to purchase a like aggregate number of shares of Common Stock as the Rights evidenced by the Rights Certificates surrendered shall have entitled such holder to purchase. If this Rights Certificate shall be exercised in part, the holder shall be entitled to receive upon surrender hereof another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Rights Certificate may, in each case at the option of the Company, be (i) redeemed by the Company at a redemption price of US$0.001 per Right or (ii) exchanged in whole or in part for shares of Common Stock. Immediately upon the action of the Board of Directors of the Company authorizing redemption, the Rights shall terminate and the only right of the holders of Rights shall be to receive the redemption price.

No fractional shares of Common Stock shall be issued upon the exercise of any Right or Rights evidenced hereby, but in lieu thereof a cash payment shall be made, as provided in the Rights Agreement.

No holder of this Rights Certificate shall be entitled to vote or receive dividends or be deemed for any purpose the holder of shares of Common Stock or of any other securities of the Company which may at any time be issuable on the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Right or Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate will not be valid for any purpose until it has been countersigned by or on behalf of the Rights Agent from time to time under the Rights Agreement.

This Rights Certificate may be signed by facsimile or other electronic means, which shall be deemed to be an original and shall be deemed to have the same legal effect and validity as a certificate bearing an original signature.

A signed copy of this Rights Certificate transmitted by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect and validity as delivery of an originally-executed copy of this Rights Certificate, provided that if this Rights Certificate bears an electronic signature as contemplated by the paragraph above and the Company is delivering this Rights Certificate by electronic transmission pursuant to this paragraph, then the Company represents that the electronically transmitted Rights Certificate shall be the only executed copy to be issued by the Company.

* * * * * *

IN WITNESS WHEREOF, the Company has caused this Rights Certificate to be signed by its officers or other individuals duly authorized by the Company.

Dated as of _______ __, 20__

SNOW LAKE RESOURCES LTD.

By:
Name:
Title:

Countersigned:

ENDEAVOR TRUST CORPORATION

By:
Name:
Title:

[Form of Reverse Side of Rights Certificate]

FORM OF ASSIGNMENT

(To be executed by the registered holder if such

holder desires to transfer the Rights Certificate.)

FOR VALUE RECEIVED ________________________ hereby, sells, assigns and transfers unto

(Please print name and address of transferee)

this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint as attorney in fact to transfer the within Rights Certificate on the books of the within named Company, with full power of substitution.

Dated: ______________________, _______

____________________________________
Signature

Signature Medallion Guaranteed:

Signatures must be guaranteed by a member or participant in the Medallion Signature Guarantee Program at a guarantee level acceptable to the Company's transfer agent. Guarantees by a notary public are not acceptable.

CERTIFICATE

The undersigned hereby certifies by checking the appropriate boxes that:

(1) this Rights Certificate [    ] is [    ] is not being sold, assigned and transferred by or on behalf of a Person who is or was an Acquiring Person or a Related Person of an Acquiring Person (as such terms are defined pursuant to the Rights Agreement); and

(2) after due inquiry and to the best knowledge of the undersigned, it [    ] did [    ] did not acquire the Rights evidenced by this Rights Certificate from any Person who or which is, was or subsequently became an Acquiring Person or a Related Person of an Acquiring Person.

Dated: ______________________, _______

____________________________________
Signature

Signature Medallion Guaranteed:

Signatures must be guaranteed by a member or participant in the Medallion Signature Guarantee Program at a guarantee level acceptable to the Company's transfer agent. Guarantees by a notary public are not acceptable.

NOTICE

The signature to the foregoing Assignment and Certificate must correspond to the name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.

In the event the certification set forth above is not completed, the Company shall deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or a Related Person thereof (as such terms are defined in the Rights Agreement) and, in the case of an Assignment, shall affix a legend to that effect on any Rights Certificates issued in exchange for this Rights Certificate.

FORM OF ELECTION TO PURCHASE

(To be executed if holder desires to exercise Rights represented by the Rights Certificate.)

TO:	SNOW LAKE RESOURCES LTD.

The undersigned hereby irrevocably elects to exercise ______ Rights represented by this Rights Certificate to purchase the shares of Common Stock issuable upon the exercise of the Rights (or such other securities of the Company or of any other person which may be issuable upon the exercise of the Rights) and requests that certificates for such shares (or other securities) be issued in the name of and delivered to:

Please insert social security

or other identifying number: __________________________________________________________________

(Please print name and address)

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

Please insert social security

or other identifying number: __________________________________________________________________

(Please print name and address)

Dated: ______________________, _______

____________________________________
Signature

Signature Medallion Guaranteed:

Signatures must be guaranteed by a member or participant in the Medallion Signature Guarantee Program at a guarantee level acceptable to the Company's transfer agent. Guarantees by a notary public are not acceptable.

CERTIFICATE

The undersigned hereby certifies by checking the appropriate boxes that:

(1) the Rights evidenced by this Rights Certificate [    ] are [    ] are not being exercised by or on behalf of a Person who is or was an Acquiring Person or a Related Person of an Acquiring Person (as such terms are defined pursuant to the Rights Agreement); and

(2) after due inquiry and to the best knowledge of the undersigned, it [    ] did [    ] did not acquire the Rights evidenced by this Rights Certificate from any Person who or which is, was or became an Acquiring Person or a Related Person of an Acquiring Person.

Dated: ______________________, _______

____________________________________
Signature

Signature Medallion Guaranteed:

Signatures must be guaranteed by a member or participant in the Medallion Signature Guarantee Program at a guarantee level acceptable to the Company's transfer agent. Guarantees by a notary public are not acceptable.

NOTICE

The signature to the foregoing Election to Purchase and Certificate must correspond to the name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.

In the event the certification set forth above is not completed, the Company shall deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or a Related Person thereof (as such terms are defined in the Rights Agreement), and the Election to Purchase will not be honored.

Exhibit B

SUMMARY OF RIGHTS TO PURCHASE COMMON STOCK

On March 31, 2025, the board of directors (the "Board") of Snow Lake Resources Ltd., a Manitoba corporation (the "Company"), adopted a shareholder rights agreement and declared a dividend of one right (each, a "Right") for each outstanding common share of the Company ("Common Stock"), to holders of record of Common Stock at the close of business on March 31, 2025 (the "Record Date"). Each Right entitles its holder, subject to the terms of the Rights Agreement (as defined below), to purchase from the Company one share of Common Stock at an exercise price of US$1.75 per Right, subject to adjustment.

The description and terms of the Rights are set forth in a shareholder rights agreement, dated as of March 31, 2025 (the "Rights Agreement"), between the Company and Endeavor Trust Corporation, as rights agent (and any successor rights agent, the "Rights Agent").

The Rights Agreement should not interfere with any merger or other business combination approved by the Board.

The Rights. The Rights will attach to any shares of Common Stock that become outstanding after the Record Date and prior to the earlier of the Distribution Time (as defined below) and the Expiration Time (as defined below), and in certain other circumstances described in the Rights Agreement.

Until the Distribution Time, the Rights are associated with Common Stock and evidenced by Common Stock certificates or, in the case of uncertificated shares of Common Stock, the book-entry account that evidences record ownership of such shares, which will contain a notation incorporating the Rights Agreement by reference, and the Rights are transferable with and only with the underlying shares of Common Stock.

Until the Distribution Time, the surrender for transfer of any shares of Common Stock will also constitute the transfer of the Rights associated with those shares. As soon as practicable after the Distribution Time, separate rights certificates will be mailed to holders of record of Common Stock as of the Distribution Time. From and after the Distribution Time, the separate rights certificates alone will represent the Rights.

The Rights are not exercisable until the Distribution Time. Until a Right is exercised, its holder will have no rights as a shareholder of the Company, including the right to vote or to receive dividends.

Separation and Distribution of Rights; Exercisability. Subject to certain exceptions, the Rights become exercisable and trade separately from Common Stock only upon the "Distribution Time", which occurs upon the earlier of:

• the close of business on the tenth (10th) day after the "Share Acquisition Date" (which is defined as (a) the first date of public announcement that any person or group has become an "Acquiring Person", which is defined as a person or group that, together with its affiliates and associates, beneficially owns 10% or more of the outstanding shares of Common Stock (with certain exceptions, including those described below) or (b) such other date, as determined by the Board, on which a person or group has become an Acquiring Person); or

• the close of business on the tenth (10th) business day (or such later date as may be determined by the Board prior to such time as any person or group becomes an Acquiring Person) after the commencement of a tender offer or exchange offer that, if consummated, would result in a person or group becoming an Acquiring Person.

An Acquiring Person does not include:

• the Company or any subsidiary of the Company;

• any officer, director or employee of the Company or any subsidiary of the Company in his or her capacity as such;

• any employee benefit plan of the Company or of any subsidiary of the Company or any entity or trustee holding (or acting in a fiduciary capacity in respect of) shares of capital stock of the Company for or pursuant to the terms of any such plan or for the purpose of funding other employee benefits for employees of the Company or any subsidiary of the Company; or

• any person or group that, together with its affiliates and associates, as of immediately prior to the first public announcement of the adoption of the Rights Agreement, beneficially owns 10% or more of the outstanding shares of Common Stock so long as such person or group continues to beneficially own at least 10% of the outstanding shares of Common Stock and does not acquire shares of Common Stock (excluding as a result of any unilateral grant of any security by the Company, or through the exercise of any options, warrants, rights or similar interests (including restricted stock) granted by the Company to its directors, officers or employees) to beneficially own an amount equal to or greater than the greater of 10% and the sum of the lowest beneficial ownership of such person or group since the public announcement of the adoption of the Rights Agreement plus 0.1% of the then outstanding shares of Common Stock.

In addition, the Rights Agreement provides that no person or group will become an Acquiring Person as a result of share purchases or issuances directly from the Company or through an underwritten offering approved by the Board. Also, a person or group will not be an Acquiring Person if the Board determines that such person or group has become an Acquiring Person inadvertently and such person or group as promptly as practicable divests a sufficient number of shares so that such person or group would no longer be an Acquiring Person.

Certain synthetic interests in securities created by derivative positions, whether or not such interests are considered to be ownership of the underlying Common Stock or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934, as amended, are treated as beneficial ownership of the number of shares of Common Stock equivalent to the economic exposure created by the derivative position, to the extent actual shares of Common Stock are directly or indirectly held by counterparties to the derivatives contracts.

Expiration Time. The Rights will expire on the earliest to occur of (a) the close of business on March 31, 2028 (the "Final Expiration Time"), (b) the time at which the Rights are redeemed or exchanged by the Company (as described below) or (c) upon the closing of any merger or other acquisition transaction involving the Company pursuant to a merger or other acquisition agreement that has been approved by the Board before any person or group becomes an Acquiring Person (the earliest of (a), (b) and (c) being herein referred to as the "Expiration Time").

Flip-in Event. In the event that any person or group (other than certain exempt persons) becomes an Acquiring Person (a "Flip-in Event"), each holder of a Right (other than such Acquiring Person, any of its affiliates or associates or certain transferees of such Acquiring Person or of any such affiliate or associate, whose Rights automatically become null and void) will have the right to receive, upon exercise, Common Stock having a value equal to two times the exercise price of the Right.

For example, at an exercise price of US$1.75 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a Flip-in Event would entitle its holder to purchase US$3.50 worth of Common Stock for US$1.75. Assuming that Common Stock had a per share value of US$0.35 at that time, the holder of each valid Right would be entitled to purchase 10 shares of Common Stock for US$0.35.

Flip-over Event. In the event that, at any time following the Share Acquisition Date, any of the following occurs (each, a "Flip-over Event"):

• the Company consolidates with, or merges with and into, any other entity, and the Company is not the continuing or surviving entity;

• any entity engages in a share exchange with or consolidates with, or merges with or into, the Company, and the Company is the continuing or surviving entity and, in connection with such share exchange, consolidation or merger, all or part of the outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other entity or cash or any other property; or

• the Company sells or otherwise transfers, in one transaction or a series of related transactions, fifty percent (50%) or more of the Company's assets, cash flow or earning power,

each holder of a Right (except Rights which previously have been voided as described above) will have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

Anti-dilution Adjustments. The exercise price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution:

• in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock,

• if holders of the Common Stock are granted certain rights, options or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock or

• upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments amount to at least one percent (1%) of the exercise price. No fractional shares of Common Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading day prior to the date of exercise.

Redemption; Exchange. At any time prior to the earlier of (i) the tenth (10th) day following the Share Acquisition Date or (ii) the Final Expiration Time, the Company may redeem the Rights in whole, but not in part, at a price of US$0.001 per Right (subject to adjustment and payable in cash, Common Stock or other consideration deemed appropriate by the Board). Immediately upon the action of the Board authorizing any redemption or at a later time as the Board may establish for the effectiveness of the redemption, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

At any time before any Acquiring Person, together with all of its affiliates and associates, becomes the beneficial owner of fifty percent (50%) or more of the outstanding shares of Common Stock, the Company may exchange the Rights (other than Rights owned by the Acquiring Person, any of its affiliates or associates or certain transferees of Acquiring Person or of any such affiliate or associate, whose Rights will have become null and void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

Amendment of the Rights Agreement. The Company and the Rights Agent may from time to time amend or supplement the Rights Agreement without the consent of the holders of the Rights. However, on or after the Share Acquisition Date, no amendment can materially adversely affect the interests of the holders of the Rights (other than the Acquiring Person, any of its affiliates or associates or certain transferees of Acquiring Person or of any such affiliate or associate).

Miscellaneous. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) or for common stock of the acquiring company or in the event of the redemption of the Rights as described above.

Additional Information. A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an exhibit to a registration statement on Form 8-A and a current report on Form 8-K. A copy of the Rights Agreement is also available free of charge from the Company.

* * * * *

This description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

SCHEDULE "B"

AUDIT COMMITTEE CHARTER

Amended and Restated - October 20, 2021

Purpose

The overall purpose of the Audit Committee (the "Committee") of SNOW LAKE RESOURCES LTD. (the "Company") represent and assist the Board of Directors (the "Board") in its general oversight of the Company's accounting and financial reporting processes, audits of the financial statements, and internal control and audit functions. Management is responsible for (a) the preparation, presentation and integrity of the Company's financial statements; (b) accounting and financial reporting principles; and (c) the Company's internal controls and procedures designed to promote compliance with accounting standards and applicable laws and regulations. The Company's independent auditing firm is responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards.

The Committee members are not professional accountants or auditors and their functions are not intended to duplicate or to certify the activities of management and the independent auditor. Consequently, it is not the duty of the Committee to conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the independent auditor. The Committee serves a Board level oversight role where it oversees the relationship with the independent auditor, as set forth in this Charter, receives information and provides advice, counsel and general direction, as it deems appropriate, to management and the auditors, taking into account the information it receives, discussions with the auditor, and the experience of the Committee's members in business, financial and accounting matters.

Composition, Procedures and Organization

(1) Membership and Structure. The Committee shall consist of at least three directors.

(2) Qualifications. All Committee members shall meet all applicable independence requirements of the rules of the Nasdaq Stock Market and any successor thereto ("Nasdaq") and of Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), subject to the exemptions provided in Rule 10A-3(c) under the Exchange Act, and other applicable rules and regulations of the SEC. Additionally, after listing on Nasdaq, no member of the Committee shall have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the preceding three (3) years. All members of the Committee must be able to read and understand fundamental financial statements, including a balance sheet, income statement, and cash flow statement.

(3) Chairman.  Unless the Chairman of the Committee (the "Chairman") is elected by the full Board, the Committee members may designate a Chairman .

(4) The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

(5) Resignation, Removal and Replacement.  Any director may resign from the Committee at any time upon notice of such resignation to the Company. An independent director who ceases to be independent shall promptly resign to the extent required for the Company to comply with applicable laws, rules and regulations.  The Board shall have the power at any time to remove a member of the Committee with or without cause, to fill all vacancies, and to designate alternate members, upon the recommendation of the Committee, to replace any absent or disqualified members.

(6) Financial Expert.  As a matter of best practices, the Committee will endeavor to have at least one of its members with the requisite qualifications to be designated by the Board as an "audit committee financial expert," as such term is defined by Item 407(d)(5) of Regulation S-K. The Committee shall report to the Board for further action as appropriate, including, but not limited to, a determination by the Board that the Committee membership includes or does not include one or more "audit committee financial experts" and any related disclosure to be made concerning this matter. The designation of a member of the Committee as an "audit committee financial expert" will not increase the duties, obligations or liability of the designee as compared to the duties, obligations and liability imposed on the designee as a member of the Committee and of the Board.

(7) The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

(8) The Committee shall have access to such officers and employees of the Company and to the Company's external auditors, and to such information respecting the Company, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

(9) Meetings of the Committee shall be conducted as follows:

(A) meetings of the Committee shall be held in person or telephonically as frequently as the Committee Chairman, considers appropriate but it shall normally meet at least twice a year. Normally not less than 72  hours' notice of a meeting should be allowed to enable the Committee to undertake as full a discussion as may be required and a sufficient interval should be allowed between Committee meetings and Board meetings to allow for the Committee to undertake such work as is necessary in preparation for each Committee meeting. Further meetings may be called by the Committee Chairman or any member of the Committee t, the external auditors and executives to keep in touch on a continuing basis with the key people involved in the Company's governance. The Audit Committee may take action by unanimous written consent in lieu of meeting.

(B) the external auditors shall receive notice of and have the right to attend all meetings of the Committee;

(C) the Committee shall regularly invite the CFO, managers responsible for finance and the external audit partners to attend meetings and to make proposals as necessary;

(D) management representatives may be invited to attend all meetings except private sessions with the external auditors;

(E) the Committee will cause adequate minutes of all its proceedings to be kept, and will report on its actions and activities at the next regular meeting of the Board of the Company. The Committee members will be furnished with copies of the minutes of each meeting and any action taken by unanimous consent; and

(F) the minutes of all meetings of the Committee, or summaries thereof, shall be circulated promptly to all members of the Committee and to the Chairman for review and approval and shall thereafter be circulated to the remaining members of the Board.

(10) The internal auditors and the external auditors shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee in the Company as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

(11) Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee on ceasing to be a director. The Board may fill vacancies on the Committee by election from among its number. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all its powers so long as a quorum remains in office. Subject to the above, each member of the Committee shall hold office as such until the next Annual General Meeting of the Shareholders after his/her election.

(12) The Committee is governed by the same rules regarding meetings (including meetings by conference telephone or similar communications equipment), action without meetings, notice, waiver of notice, and quorum and voting requirements as are applicable to the Board of the Company.

(13) The Committee is authorized to adopt its own rules of procedure not inconsistent with any provision of this Charter, the Articles of Incorporation, as amended by the Articles of Amendment of the Company, or any applicable law.

(14) The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.

Roles and Responsibilities

(1) The overall duties and responsibilities of the Committee shall be as follows:

(A) to assist the Board in the discharge of its responsibilities relating to the Company's accounting principles, reporting practices and internal controls and its approval of the Company's annual and quarterly consolidated financial statements and related financial disclosure;

(B) to establish and maintain a direct line of communication with the Company's internal and external auditors and assess their performance;

(C) to ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal financial controls; and

(D) to report regularly to the Board on the fulfilment of its duties and responsibilities.

(2) The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

(A) to recommend to the Board a firm of external auditors to be engaged by the Company, and to verify the independence of such external auditors;

(B) to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

(C) review the audit plan of the external auditors prior to the commencement of the audit;

(D) approve in advance, provision by the external auditors of services other than auditing;

(E) to review with the external auditors, upon completion of their audit:

(i) contents of their report;

(ii) scope and quality of the audit work performed;

(iii) adequacy of the Company's financial and auditing personnel;

(iv) co-operation received from the Company's personnel during the audit;

(v) internal resources used;

(vi) significant transactions outside of the normal business of the Company;

(vii) significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

(viii) the non-audit services provided by the external auditors;

(F) to discuss with the external auditors the quality and not just the acceptability of the Company's accounting principles;

(G) review and discuss with the independent auditor the written statement from the independent auditor concerning any relationship between the auditor and the Company or any other relationships that may adversely affect the independence of the auditor, and, based on such review, assess the independence of the auditor;

(H) to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management; and

(I) review any significant disagreements between management and the external auditor regarding financial reporting.

(3) The duties and responsibilities of the Committee as they relate to the Company's internal auditors are to:

(A) periodically review the internal audit function with respect to the organization, staffing and effectiveness of the internal audit department;

(B) review and approve the internal audit plan; and

(C) review significant internal audit findings and recommendations, and management's response thereto.

(4) The duties and responsibilities of the Committee as they relate to the internal control procedures of the  Company are to:

(A) review the appropriateness and effectiveness of the Company's policies and business practices which impact on the financial integrity of the Company, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(B) obtain and review annually a report by the independent auditor describing the firm's internal quality-control procedures, any material issues raised by the most recent internal quality-control review or peer review or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues;

(C) review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and

(D) periodically review the Company's financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

(5) The Committee is also charged with the responsibility to:

(A) review and approve related-party transactions (as defined in Item 404 of Regulation S-K);

(B) review the Company's quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

(C) review and approve the financial sections of:

(i) the annual report to Shareholders;

(ii) the annual information form, if required;

(iii) annual and interim MD&A;

(iv) prospectuses;

(v) news releases discussing financial results of the Company; and

(vi) other public reports of a financial nature requiring approval by the Board, and report to the Board with respect thereto;

(D) review regulatory filings and decisions as they relate to the Company's consolidated financial statements;

(E) review the appropriateness of the policies and procedures used in the preparation of the Company's consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(F) review and report on the integrity of the Company's consolidated financial statements;

(G) establish procedures for:

(i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(H) review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company;

(I) review and recommend updates to the charter and receive approval of changes from the Board;

(J) review the minutes of any audit committee meeting of subsidiary companies;

(K) establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

(L) review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;

(M) establish policies for the hiring of employees and former employees of the independent auditor;

(N) prepare any report of the Audit Committee, including any recommendation of the Audit Committee, required by the rules of the Securities and Exchange Commission or any exchange on which the Company's securities are listed to be included in any annual report or for any annual or other meeting of shareholders;

(O) periodically review with the Company's in-house and independent counsel any legal matters that could have a significant impact on the Company's financial statements, the Company's compliance with applicable laws and regulations, and any material reports or inquiries received from regulators or governmental agencies;

(P) review and approve the Company's Code of Ethics, as it may be amended and updated from time to time, and ensure that management has implemented a compliance program to enforce such Code (which shall include reporting of violations of such Code to the Audit Committee;

(Q) review reported violations of the Company's Code of Ethics;

(R) review and approve (a) any change or waiver in the Company's Code of Ethics for principal executives and senior financial officers and (b) any disclosures made on the Company's filings with the Securities and Exchange Commission regarding such change or waiver;

(S) engage in an annual self-assessment with the goal of continuing improvement, and annually review and reassess the adequacy of this Charter, and recommend any changes to the full Board of Directors;

(T) review the use of auditors other than the independent auditor in cases such as management's request for second opinions;

(U) review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information; and

(V) perform other functions as requested by the full Board.

(6) The Committee shall have the authority:

(A) to engage independent counsel and other advisors as it determines necessary to carry out its duties, The Committee will have the resources and authority necessary to discharge its duties and responsibilities. The Committee shall have sole authority to approve related fees and retention terms. Any communications between the Committee and legal counsel in the course of obtaining legal advice will be considered privileged communications of the Company and the Committee will take all necessary steps to preserve the privileged nature of those communications;

(B) to set and pay the compensation for any advisors employed by the Committee; and

(C) to communicate directly with the internal and external auditors.

Adopted, as amended and restated, by the Board of Directors on October 20, 2021